   As filed with the Securities and Exchange Commission on January 28, 2000
                                                     Registration No. 333-

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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                ---------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------

                                 MEDAREX, INC.
            (Exact name of registrant as specified in its charter)

        NEW JERSEY                   2836                   22-2822175
     (State or other           (Primary standard         (I.R.S. Employer
     jurisdiction of              industrial          Identification Number)
      incorporation             classification
     or Organization)            code number)
                                ---------------

                                 MEDAREX, INC.
                              707 STATE ROAD #206
                              PRINCETON, NJ 08540
                                (609) 430-2880
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                              DONALD L. DRAKEMAN
                                 PRESIDENT AND
                            CHIEF EXECUTIVE OFFICER
                                 MEDAREX, INC.
                              707 STATE ROAD #206
                              PRINCETON, NJ 08540
                                (609) 430-2880
                                ---------------

                                  COPIES TO:
        DWIGHT A. KINSEY, ESQ.                   DAVID R. KING, ESQ.
 SATTERLEE STEPHENS BURKE & BURKE LLP        MORGAN, LEWIS & BOCKIUS LLP
            230 PARK AVENUE                      1701 MARKET STREET
          NEW YORK, NY 10169                 PHILADELPHIA, PA 19103-2921
            (212) 818-9200                         (215) 963-5000
                                ---------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.
                                ---------------

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------

 Title of each class of Securities to
                  be                    Proposed Maximum Aggregate
              Registered                    Offering Price (1)     Amount of Registration Fee
---------------------------------------------------------------------------------------------
 Common Stock, $0.01 par value........         $131,189,844                $34,634.12
---------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) promulgated under the Securities Act of 1933 as amended.
                                ---------------

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission becomes effective. This prospectus is not + +an offer to sell securities and we are not soliciting offers to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS (Subject to Completion)
Issued February   , 2000

                                1,750,000 Shares

                                 Medarex, Inc.

                                  COMMON STOCK

                                  -----------

Medarex, Inc. is offering 1,750,000 shares of common stock.

                                  -----------

Our common stock is listed on the Nasdaq National Market under the symbol "MEDX." On January 27, 2000, the reported last sale price for our common stock was $65 3/16 per share.

                                  -----------

Investing in our common stock involves risks. See "Risk Factors" beginning on page 7.

                                  -----------

                               PRICE $   A SHARE

                                  -----------

                                                      Underwriting
                                             Price to Discounts and Proceeds to
                                              Public   Commissions    Medarex
                                             -------- ------------- -----------
Per Share...................................   $          $            $
Total.......................................  $          $            $

We have granted the underwriters an option to purchase up to an additional 262,500 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities commissions have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers
on [    ], 2000.

                                  -----------

MORGAN STANLEY DEAN WITTER

     CHASE H&Q

           DAIN RAUSCHER WESSELS

                                                        WARBURG DILLON READ LLC

    , 2000

                               TABLE OF CONTENTS

                                      Page
                                      ----
Summary.............................    3
Risk Factors........................    7
Special Note Regarding Forward-
 Looking Statements.................   19
Use of Proceeds.....................   20
Price Range of Common Stock.........   21
Dividend Policy.....................   21
Capitalization......................   22
Dilution............................   23
Selected Consolidated Financial
 Data...............................   24
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   25

                                  Page
                                  ----
Business.........................  30
Management.......................  50
Principal Stockholders...........  53
Description of Capital Stock.....  55
Underwriters.....................  57
Legal Matters....................  59
Experts..........................  59
Where You Can Find Additional
 Information about Medarex.......  59
Information Incorporated by
 Reference.......................  60
Index to Consolidated Financial
 Statements...................... F-1

                               ----------------

   In this prospectus, "Medarex," the "company," "we," "us" and "our" refer to Medarex, Inc. and our wholly-owned subsidiaries. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

                               ----------------

   We own the HuMAb-Mouse(TM) trademark. This prospectus also includes trademarks owned by other companies.

                               PROSPECTUS SUMMARY

   The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus or incorporated by reference in this prospectus. You should read the entire prospectus carefully, especially "Risk Factors," the consolidated financial statements and the notes to these statements and the documents incorporated by reference in this prospectus.

                                    MEDAREX

   We are a leading human monoclonal antibody-based company with integrated discovery, development and manufacturing capabilities. We are able to create fully human monoclonal antibodies in our genetically engineered "HuMAb-Mice." These mice are "transgenic"--that is, the mouse genes for creating antibodies have been inactivated and have been replaced by human antibody genes. To date, 15 companies have acquired the rights to use our HuMAb-Mice in their development of new products, including major pharmaceutical and biotechnology companies such as Novartis, Amgen, Immunex, Schering AG and Centocor. As new disease-related targets are continually being discovered through genomic and other research programs, we intend to use our HuMAb-Mice and additional human antibody technology to develop therapeutic products for ourselves and for our existing and prospective corporate partners.

   To date, nine monoclonal antibody-based products have been approved for sale by the FDA. The estimated 1999 revenues for the six highest selling of these antibodies are $1.3 billion worldwide. The majority of these antibodies have been on the market for less than three years. Most of the antibodies currently in development and all of the antibodies that form the basis of products approved to date have been made in normal or "wild type" mice and subsequently made "chimeric" or "humanized," leading to a product that contains both human and rodent proteins. These remaining rodent proteins may be recognized by a patient's immune system as "foreign," potentially limiting the utility of the product or causing allergic reactions. Instead of engineering mouse antibodies to make them humanized, we have genetically engineered mice so that they make fully human antibodies.

   Using our genetically engineered mice, it is possible to create and develop product candidates very rapidly. We have recently been able to complete the process of making a very high affinity human antibody to a therapeutic target, and filed an investigational new drug application, or IND, with the FDA in less than 12 months. We believe that this efficient and rapid development capability will provide an attractive platform for product development for our corporate partners and for our own in-house development programs.

   The potential of our genetically engineered mice to rapidly generate high affinity, fully human antibodies has led to numerous corporate partnerships under which biopharmaceutical companies have acquired the right to use our HuMAb-Mice. We initiated or expanded six corporate partnerships in 1998, and an additional six in 1999. We are currently negotiating additional arrangements and expect to enter into several new or expanded corporate partnerships in 2000 and in each of the next several years.

   The financial terms of our corporate partnerships typically include license fees and a series of milestone payments commencing upon initiation of clinical trials through commercialization which may total up to $7 to $10 million per target if the antibody receives approval from the FDA and equivalent foreign agencies. We also will receive royalties on product sales. In some cases, our corporate partners reimburse us for research and development activities conducted on their behalf. Generally, under the terms of these collaborations, our corporate partners are responsible for all costs of product development, manufacturing and marketing of any products.

   We have recently announced that we have expanded our ability to create human antibodies by entering into a binding letter of intent for a corporate partnership with Kirin Brewery Co. Ltd. This arrangement will provide us with the exclusive rights outside of Asia to use, and to provide our corporate partners with access to, Kirin's Tc Mouse technology. Like our HuMAb-Mouse, Kirin's Tc Mouse has been designed to create fully human antibodies. The Tc Mouse is "transchromosomic," meaning that 100% of the human antibody genes contained in the transplanted chromosome are present in the mouse.

   We believe that over 250 companies are developing monoclonal antibody-based products, and we believe that many of these companies are potential partners for our HuMAb-Mice and Kirin's Tc Mice. In part, this reflects the enormous explosion in knowledge about potential targets currently in research and development. For example, genomics research has identified over 100,000 human genes, many of which are expected to be disease-related. In many cases, these genes encode proteins that may be attractive targets for monoclonal antibody-based products. We believe that our genetically engineered mice and our product development experience coupled with our manufacturing facilities, which comply with the applicable FDA current good manufacturing practice regulations, or cGMP, will allow us to rapidly create and develop numerous fully human antibodies based upon these targets. We intend to develop some of these products for our own portfolio and some in collaboration with our existing and prospective corporate partners.

   In addition to our fully human antibody discovery capabilities, we also have the resources to develop other monoclonal antibody products from creation through preclinical development, clinical trials and clinical supply manufacturing under the FDA's regulations. Prior to the acquisition of our HuMAb-Mice technology in 1997, this was the focus of our business and it led to eight products in clinical trials. All of these products were based on mouse or humanized monoclonal antibodies. We have recently entered into corporate partnerships with a number of companies and are seeking additional alliances that will support the costs of developing this portfolio of mouse and humanized monoclonal antibody-based products. For some of these products, we have retained commercial rights in North America, and in other cases, we will potentially receive milestone payments and royalties on commercial sales. We believe that transferring the costs of developing our mouse and humanized antibody-based products to these corporate partnerships will allow us to focus our development efforts on new fully human monoclonal antibody-based products and services.

                                ----------------

   We were incorporated in New Jersey on July 6, 1987. Our principal executive offices are located at 707 State Road #206, Princeton, New Jersey 08540. Our telephone number is (609) 430-2880.

                                  THE OFFERING

 Common stock offered............................... 1,750,000
 Common stock to be outstanding after the offering.. 34,188,036
 Over-allotment option.............................. 262,500
                                                     We intend to use the net
 Use of proceeds.................................... proceeds of this offering:
                                                     .  to fund the in-
                                                        licensing of potential
                                                        therapeutic targets and
                                                        the development of
                                                        fully human antibody-
                                                        based products
                                                        utilizing these
                                                        targets;
                                                     .  to fund the expansion
                                                        of our human antibody
                                                        partnering business;
                                                     .  to fund expansion of
                                                        existing operations and
                                                        facilities; and
                                                     .  for general corporate
                                                        purposes, including
                                                        research and
                                                        development expenses
                                                        and other working
                                                        capital requirements.
 Nasdaq National Market symbol...................... MEDX

   Unless otherwise stated, all information contained in this prospectus relating to the number of outstanding shares of our common stock excludes as of January 14, 2000:

  . 2,437,185 shares of common stock issuable upon the exercise of outstanding options having a weighted average exercise price of $5.54 per share;

  . 454,796 shares of common stock issuable upon exercise of warrants at an exercise price of $10.00 per share; and

  . 7,275 shares reserved for issuance under our existing stock option plans and 1,000,000 shares to be reserved for issuance under a new stock option plan subject to shareholder approval.

                             SUMMARY FINANCIAL DATA

   The following summary financial data should be read in conjunction with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus. The consolidated statement of operations data for the years ended December 31, 1996, 1997 and 1998 are derived from the audited consolidated financial statements included in this prospectus. The consolidated statement of operations data for the nine month periods ended September 30, 1998 and 1999 and the consolidated balance sheet data at September 30, 1999 are derived from our unaudited interim consolidated financial statements included in this prospectus which, in our opinion, have been prepared on the same basis as the audited financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position. Results for the nine months ended September 30, 1999 are not necessarily indicative of results that may be expected for the entire year. The "As Adjusted" balance sheet data gives effect to the receipt of the estimated net proceeds from the sale of 1,750,000 shares of common stock offered by us in this offering at an assumed public offering price of $65.19 per share.

                                                             Nine Months Ended
                                 Year Ended December 31,       September 30,
                                ---------------------------  ------------------
                                 1996      1997      1998      1998      1999
                                -------  --------  --------  --------  --------
                                   (in thousands, except per share data)
Statement of Operations Data:
Revenues......................  $ 1,881  $  3,232  $  6,792  $  4,660  $  8,341
Costs and expenses:
  Cost of sales...............      132       150     1,218       472       183
  Research and development....    7,596    14,100    23,122    16,106    15,166
  General and administrative..    2,558     3,644     5,065     3,619     4,245
  Stock bonus to GenPharm
   employees..................       --     2,275        --        --        --
  Acquisition of in-process
   technology.................       --    40,316        --        --        --
                                -------  --------  --------  --------  --------
    Total costs and expenses..   10,286    60,485    29,405    20,197    19,594
                                =======  ========  ========  ========  ========
    Operating loss............   (8,405)  (57,253)  (22,613)  (15,537)  (11,253)
Interest and dividend income..    1,542     1,903     1,956     1,640       814
Interest expense..............       (5)      (27)   (1,539)   (1,531)       (6)
                                -------  --------  --------  --------  --------
    Loss before provision for
     income taxes.............   (6,868)  (55,377)  (22,196)  (15,428)  (10,445)
Provision for income taxes....       --        --      (341)     (342)       --
                                -------  --------  --------  --------  --------
Net loss......................  $(6,868) $(55,377) $(22,537) $(15,770) $(10,445)
                                =======  ========  ========  ========  ========
Net loss per common share--
 basic and diluted............  $  (.45) $  (2.93) $   (.89)     (.67)     (.33)
                                =======  ========  ========  ========  ========
Weighted-average number of
 common shares
 outstanding during the
 period--basic and diluted....   15,289    18,871    25,390    23,406    31,774

                                                           September 30, 1999
                                                          ----------------------
                                                           Actual    As Adjusted
                                                          ---------  -----------
                                                             (in thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities......... $  20,238   $126,757
Working capital..........................................    19,009    125,528
Total assets.............................................    27,781    134,300
Long-term obligations....................................        29         29
Accumulated deficit......................................  (119,850)  (119,850)
Total stockholders' equity...............................    24,539    131,058

                                 RISK FACTORS

   You should carefully consider each of the following risks and all of the other information set forth in this prospectus before deciding to invest in shares of our common stock. Some of the following risks relate principally to our business and the industry in which we operate. Other risks relate principally to the securities market and ownership of our common stock. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently believe to be immaterial may also adversely affect our business. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

                         Risks Related To Our Business

Product candidates developed from our HuMAb-Mouse technology are in early stages of development. Only one of our fully human monoclonal antibody products has entered clinical trials. No product candidates employing our human antibody technology have completed clinical trials.

   Our human antibody technology is a new approach to the generation of antibody-based therapeutic products. Product candidates employing our human antibody technology are in early stages of development. Only a limited number of fully human antibody product candidates employing our human antibody technology have been generated pursuant to our collaborations, and only one of these fully human monoclonal antibody product candidates has entered clinical trials. Investigational new drug applications, or IND, have not been submitted and clinical trials have not begun for any product candidates employing our human antibody technology other than those mentioned above. In addition, we are not aware of any commercialized fully human monoclonal antibody therapeutic products that have been generated from any technologies similar to ours. We cannot be certain that any product candidates employing our human antibody technology will advance beyond the early stages of product development or demonstrate clinical efficacy.

   We cannot be certain that our human antibody technology will generate antibodies against all the antigens to which it is exposed in an efficient and timely manner, if at all. If our human antibody technology fails to generate antibody product candidates, and if we or our partners do not succeed in the development of products employing our antibody technology, those product candidates may not be approved or commercialized and our business will suffer.

Our product candidates developed from mouse and humanized antibody technologies are in early stages of development. None of these product candidates has completed clinical trials. Further development of these products will depend upon the efforts of our corporate partners.

   Our mouse and humanized monoclonal antibody therapeutic products are still under development, and no revenues have been generated from their sale. Prior to the acquisition of our HuMAb-Mouse technology in 1997, these products were the principal focus of our business and led to eight products in clinical trials. All of these products were based on mouse or humanized antibodies. Only one of such products progressed to Phase III clinical trials, enrollment in which is currently suspended.

   We have recently entered into corporate partnerships with a number of companies and are seeking additional alliances that will support the costs of developing our portfolio of mouse and humanized monoclonal antibody-based product candidates. The success of these products is dependent upon the efforts of our corporate partners in developing these products in the future. Neither we nor our present or proposed corporate partners know if any of these products will be effective, or if significant toxic side effects will occur negating the therapeutic utility, if any, of these product candidates.

We have incurred large operating losses and these losses may continue.

   We have incurred large operating losses and these losses may continue. In particular, as of September 30, 1999, we had an accumulated deficit of approximately $120 million. Our losses have resulted principally from:

  . research and development costs relating to the development of our technology and antibody product candidates; and

  .  general and administrative costs relating to our operations.

   We intend to continue to make significant investments in:

  .  preclinical testing and clinical trials;

  .  research and development;

  .  establishing new collaborations; and

  .  investing in new technologies.

   We do not know when or if we or our corporate partners will complete any pending or future product development efforts, receive regulatory approval or successfully commercialize any approved products. We may continue to incur substantial operating losses even if our revenues increase. As a result, we cannot predict the extent of future losses or the time required for us to achieve profitability, if at all.

Our operating results may vary significantly from period-to-period and these variations may be difficult to predict. These variations may adversely affect the trading price of our common stock.

   Our future revenues and operating results are expected to vary significantly from period-to-period due to a number of factors. Many of these factors are outside of our control. These factors include:

  . the timing of the commencement, completion or termination of collaborative agreements;

  . the introduction of new products and services by us, our collaborative partners or our competitors;

  .  delays in preclinical testing and clinical trials;

  . costs and expenses associated with preclinical testing and clinical trials;

  .  the timing of regulatory approvals, if any;

  .  sales and marketing expenses; and

  . the amount and timing of operating costs and capital expenditures relating to the expansion of our business operations and facilities.

   Our revenues in any particular period may be lower than we anticipate and, if we are unable to reduce spending in that period, our operating results will be adversely affected. You should not rely on period-to-period comparisons of our results of operations as an indication of future performance.

   It is likely that in some future periods our results of operations may be below the expectations of public market analysts and investors. If this occurs, the price of our common stock may decline.

Clinical trials will need to be conducted for all product candidates employing our antibody technology. These trials are expensive, time-consuming and their outcome is uncertain.

   Product candidates employing our antibody technology must demonstrate that they are safe and effective for use in humans through preclinical testing and clinical trials in order to be approved for commercial sale. Conducting clinical trials is a lengthy, time-consuming and expensive process. The length of time may vary substantially according to the type, complexity, novelty and intended use of the product candidate, and often can be several years or more. Delays associated with products for which we are directly conducting preclinical or clinical trials will cause us to incur additional operating expenses. The commencement and rate of completion of clinical trials may be delayed by many factors, including:

  . inability to manufacture sufficient quantities of qualified cGMP materials for clinical trials;

  .  slower rates of patient recruitment;

  .  inability to adequately observe patients after treatment;

  .  unforeseen safety issues; and

  .  government or regulatory delays.

   Even if we obtain positive results from preclinical or clinical trials, we may not achieve the same success in future trials. Clinical trials may not demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals for product candidates employing our human antibody technology. The failure of clinical trials to demonstrate safety and efficacy for our desired indications could harm the development of that product candidate as well as other product candidates, and our business and results of operations will suffer.

Market acceptance for product candidates employing our antibody technology is uncertain. If these products fail to gain acceptance, our business will suffer.

   Even if clinical trials demonstrate the safety and efficacy of products developed by us or our corporate partners using our technology and all regulatory approvals have been obtained, product candidates employing our antibody technology may not gain market acceptance among physicians, patients, third-party payors and the medical community. For example, the current delivery systems for antibody-based therapeutic products are intravenous and subcutaneous injection, which are generally less well received by patients than tablets or capsule delivery. The degree of market acceptance of any product candidates employing our technology will depend on a number of factors, including:

  . establishment and demonstration of clinical efficacy and safety, especially as compared to conventional treatments;

  .  cost-effectiveness;

  .  alternative treatment methods;

  .  reimbursement policies of government and third-party payors; and

  .  marketing and distribution support for our product candidates.

   In addition, many of our activities involve genetic engineering in animals and animal testing. These types of activities have been the subject of controversy and adverse publicity. Animal rights groups and various other organizations and individuals have attempted to stop genetic engineering activities and animal testing by lobbying for legislation and regulation in these areas.

   If products employing our technology do not achieve significant market acceptance, our business will suffer.

The successful commercialization of our antibody products will depend on obtaining coverage and reimbursement for use of these products from third-party payors.

   Sales of pharmaceutical products largely depend on the reimbursement of patients' medical expenses by government health care programs and private health insurers. Without the financial support of the governments or third-party payors, the market for products employing our human antibody technology will be limited. We cannot be sure that third-party payors will reimburse sales of products employing our human antibody technology, or enable us or our corporate partners to sell them at profitable prices.

   Third-party payors control health care costs by limiting both coverage and the level of reimbursement for new health care products. In the future, the US government may institute price controls and further limits on Medicare and Medicaid spending. Internationally, medical reimbursement systems vary with differing degrees of regulation. Pricing controls and reimbursement limitations could affect the payments we receive from sales of products employing our human antibody technology. These variations could harm our ability and the ability of our corporate partners to sell products employing our human antibody technology in commercially acceptable quantities at profitable prices.

We have limited manufacturing capabilities. If we are unable to expand our current facilities to manufacture adequate quantities of products to meet demand, our business and financial condition will be harmed.

   To be successful, our therapeutic products must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. While we believe our current facilities are adequate for the limited production of product candidates for clinical trials, our facilities are not yet adequate to produce sufficient quantities of any products for commercial sale. We may seek to expand our facilities to manufacture some products commercially. In order to manufacture products for such purposes, we will have to enhance our existing facilities and obtain requisite consents, or acquire new facilities, which will require additional funds and inspection and approval by the FDA and other regulatory agencies. We have no experience in large-scale manufacturing, and we may not be able to successfully increase our capacity or achieve profitability.

We have no sales or marketing experience. If we are unable to develop adequate sales and marketing capabilities, we may be unable to directly commercialize our products.

   We currently have no sales, marketing or distribution capabilities. We may choose to market some of our products directly through a sales and marketing force. In order to do this, we will have to develop a sales and marketing staff and establish distribution capability. Developing a sales and marketing force would be expensive and time-consuming and could delay any product launch. If we choose to market any of our products directly but are unable to successfully implement a marketing and sales force, our business and operating results will be harmed.

We are dependent on our corporate partners to fund our business and to develop products employing our antibody technology.

   We depend on our corporate partners to fund our business and to develop products employing our antibody technology. We rely on our corporate partners to:

  .  fund our business operations;

  .  access proprietary antigens for the development of product candidates;

  .  fund our research and development activities;

  .  fund and conduct preclinical testing and clinical trials;

  .  seek and obtain regulatory approvals;

  .  manufacture products; and

  .  commercialize and market future products.

   Our dependence on our corporate partners subjects us to a number of risks, including:

  . our corporate partners have significant discretion whether to pursue planned activities;

  . we cannot control the quantity and nature of the resources our corporate partners may devote to product candidates;

  .  our corporate partners may not perform their obligations as expected;

  . business combinations or significant changes in a corporate partner's business strategy may adversely affect that partner's willingness or ability to complete its obligations to us; and

  . our corporate partners may require us to grant exclusive research and development or marketing rights.

   If we do not realize the contemplated benefits from our corporate partnerships, our business will suffer.

If a significant number of our existing corporate partnerships are not completed or are terminated, or if we are not able to establish additional corporate partnerships, we may be required to increase our internal product development and commercialization efforts.

   We have signed a binding letter of intent with Kirin with respect to its Tc Mouse and our HuMAb-Mouse technologies. This binding letter of intent includes the principal terms of the transaction. Any additional terms are subject to the execution of a definitive agreement. If we cannot agree with Kirin on these additional terms, an arbitrator will decide on the additional terms. If these additional terms are not favorable to us, our business may be harmed. We have also signed a binding letter of intent with Scil Biomedicals GmbH relating to some of our mouse and humanized antibody products. This letter of intent sets forth the principal terms of the transaction which are to be incorporated into a definitive agreement. If we cannot agree on the terms of this agreement, our business may be harmed. In addition, we have signed a non-binding letter of intent with Immuno-Designed Molecules, S.A., or IDM, a biotechnology company based in Paris, France, to collaborate on certain antibody products. We cannot assure you that we will be able to negotiate a definitive agreement with IDM on terms that are favorable to us, if at all.

   We have entered into corporate partnerships and intend to enter into additional corporate partnerships with third parties in the future. In addition, our corporate partners generally have the right to terminate our corporate partnerships at any time. Lengthy negotiations with potential new corporate partners or disagreements between us and our corporate partners may lead to delays or termination in the research, development or commercialization of product candidates. If we are not able to establish additional corporate partnerships on terms that are favorable to us or if a significant number of our existing corporate partnerships are terminated and we cannot replace them, we may be required to increase our internal product development and commercialization efforts. This would likely:

  . limit the number of product candidates that we will be able to develop and commercialize;

  .  reduce the likelihood of successful product introduction;

  .  significantly increase our need for capital; and\

  .  place additional strain on management's time.

We may have conflicts of interest with our corporate partners that could adversely affect expectations regarding our collaborations.

   We may have conflicts of interest with our corporate partners that could adversely affect our business. For example, existing or future corporate partners may pursue alternative technologies, including those of our competitors. Disputes may arise with respect to the ownership of rights to any technology or products developed with any current or future corporate partner. If our corporate partners pursue alternative technologies or fail to develop or commercialize successfully any product candidate to which they have obtained rights from us, our business will suffer.

We have a minority interest in a foreign entity and expect to obtain an additional minority interest in another foreign entity. There may be conflicts of interest between us and these entities.

   We have a 45% interest in Genmab, a Danish company we formed along with outside investors to develop and commercialize a portfolio of fully human antibodies derived from our HuMAb-Mouse technology. We also expect to obtain a 43% interest in IDM, which intends to develop and commercialize a portfolio of antibody-based products. We will have significant minority ownership positions in each of these entities, but we will also have contractual obligations and rights which could result in conflicts between us and these entities.

We are dependent on our key personnel. If we are not able to attract and retain key employees and consultants, our business could be harmed.

   We are highly dependent on the members of our scientific and management staff. If we are not able to retain any of these persons, our business may suffer. In particular, we depend on the services of Donald L. Drakeman, our President and Chief Executive Officer, and Michael A. Appelbaum, our Executive Vice President-Finance and Administration, Secretary and Treasurer. For us to pursue product development, marketing and commercialization plans, we will need to hire additional qualified scientific personnel to perform research and development. We will also need to hire personnel with expertise in clinical testing, government regulation, manufacturing, marketing and finance. We may not be able to attract and retain personnel on acceptable terms, given the competition for such personnel among biotechnology, pharmaceutical and healthcare companies, universities and non-profit research institutions. If we are not able to attract and retain qualified personnel, our business will suffer.

We depend on patents and proprietary rights. If we cannot adequately protect our patent and proprietary rights, our business will suffer.

   Our success depends in part on our ability to:

  .  protect trade secrets;

  .  operate without infringing upon the proprietary rights of others; and

  .  obtain patents.

   We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. We protect our proprietary position by filing United States and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. While a number of patents have been issued in the United States and Europe relating to our human antibody technology, we may not be able to obtain patent protection in other countries. Our pending patent applications, those we may file in the future, or those we may license from third parties, may not result in patents being issued. The patent position of biotechnology companies involves complex legal and factual questions and, therefore, enforceability cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. Thus, any patents that we own or license from third parties may not provide sufficient protection against competitors. Also, patent rights may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, others may independently develop similar technologies or duplicate any technology that we have developed. The laws of foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States.

   In addition to patents, we rely on trade secrets and proprietary know-how. We seek protection, in part, through confidentiality and proprietary information agreements. These agreements may not provide protection or adequate remedies for our human antibody technology in the event of unauthorized use or disclosure of confidential and proprietary information. Our counterparts may breach these agreements. Furthermore, our trade secrets may otherwise become known to, or be independently developed by, our competitors.

   Our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties. Our technologies may infringe the patents or violate other proprietary rights of third parties. In the event of infringement or violation, we and our corporate partners may be prevented from pursuing product development or commercialization. Such a result would harm our business.

If the validity of our patents or other proprietary rights is challenged, our business will suffer.

   The biotechnology and pharmaceutical industries have been characterized by extensive litigation regarding patents and other intellectual property rights. The defense and prosecution of intellectual property lawsuits,

United States Patent and Trademark Office interference proceedings and related legal and administrative proceedings in the United States and internationally involve complex legal and factual questions. As a result, such proceedings are costly and time-consuming to pursue and their outcome is uncertain. Litigation may be necessary to:

  .  enforce our issued and licensed patents;

  .  protect trade secrets or know-how that we own or license; or

  . determine the enforceability, scope and validity of the proprietary rights of others.

   If we become involved in any litigation, interference or other administrative proceedings, we will incur substantial expense and the efforts of our technical and management personnel will be diverted. An adverse determination may subject us to significant liabilities or require us to seek licenses that may not be available from third parties on commercially favorable terms. Therefore, we and our collaborative partners may be restricted or prevented from manufacturing and selling products employing our human antibody technology, which would harm our business.

   In some cases, litigation or other proceedings may be necessary to defend against or to assert claims of infringement, to enforce patents issued to us or our licensors, to protect trade secrets, know-how or other intellectual property rights owned by us, or to determine the scope and validity of the proprietary rights of third parties. Such litigation could result in substantial costs to us. An adverse outcome in any such litigation or proceeding could subject us to significant liabilities, requiring us to cease using the subject technology or to license the subject technology from the third party. This could have a material adverse effect on our business, financial condition and results of operations.

   Even though we have received patents pertaining to the HuMAb-Mouse technology, this does not mean that we and our permitted licensees of HuMAb-Mice will have exclusive rights to antibodies against all targets that are made using this technology, or that we or our licensees will have the right to make, develop, use or sell such antibodies.

  . Our patents covering the HuMAb-Mouse technology include patents that cover particular human monoclonal antibodies. These patents do not cover all human antibodies.

  . Our patents may not protect against the importation of products, such as antibodies, made using HuMAb-Mouse technology.

  . Moreover, other parties could have blocking patent rights to products made using HuMAb-Mouse technology, such as antibodies, and their production and uses, either because of a proprietary position covering the antibody or the antibody's target. For example, we are aware of certain United States and European patents held by third parties relating to particular targets for their human monoclonal antibodies, to human monoclonal antibodies against various targets and bispecific products, and the manufacture and use of such products. In particular, we are aware of a patent in the United States and Europe which pertains to certain monoclonal antibodies against CTLA-4.

   We seek to obtain licenses to such patents when, in our judgment, such licenses are needed. If any licenses are required, we may not be able to obtain any such license on commercially favorable terms, if at all. If these licenses are not obtained, we may be prevented from using certain of our technologies or taking certain products to market. Our failure to obtain a license to any required technology or product may have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that our products and/or actions in developing or selling our products will not infringe such patents. In general, our patent protection may not prevent others from developing competitive products using our technology or other technologies. Similarly, others may obtain patents that could limit our ability and the ability of our licensees to use, import, manufacture, market or sell products or impair our competitive position and the competitive position of our licensees.

   In March 1997, GenPharm entered into a cross-license and settlement agreement with Abgenix, Cell Genesys, Inc., Xenotech, L.P. and Japan Tobacco, Inc., pursuant to which Abgenix and these entities paid us and GenPharm a total of approximately $38.6 million during 1997 and 1998. This payment was in exchange for a non-exclusive license to certain patents, patent applications, third-party licenses and inventions pertaining to the development and use of certain transgenic rodents, including mice, that produce fully human antibodies that are integral to our products and business. These patents, licenses and inventions form the basis of our HuMAb-Mouse technology. Our business may suffer if any of these entities breach the cross-license and settlement agreement.

We may face product liability claims related to the use or misuse of products employing our antibody technology which may harm our business, financial condition and results of operations.

   The administration of drugs to humans, in clinical trials or after commercialization, exposes us to product liability claims. Product liability claims may be expensive to defend and may result in large judgments against us. In November 1998, we voluntarily suspended clinical trials for one of our products after some patients experienced serious adverse events, or SAEs. In connection with the trial, we received a small number of claims against us. We believe that our product liability insurance is sufficient to cover the claims. We currently maintain liability insurance with specified coverage limits. Although we believe these coverage limits are adequate, we cannot be certain that the insurance policies will be sufficient to cover all claims that may be made against us. Product liability insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms. Any claims against us, regardless of their merit, could harm our business, financial condition and results of operations.

We face intense competition and rapid technological change, and the failure to compete effectively would harm our business.

   The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change. Developments by our competitors may render our human antibody technology obsolete or non-competitive. We are aware of several pharmaceutical and biotechnology companies that are actively engaged in research and development in areas related to antibody therapy. These companies have commenced clinical trials of antibody products or have successfully commercialized antibody products. Many of these companies are addressing the same diseases and disease indications as we and our corporate partners. Also, we compete with companies that offer antibody generation services to companies that have antigens. These competitors have specific expertise or technology related to antibody development. We compete directly with Abgenix, Inc., with respect to the generation of fully human antibodies from transgenic mice. We also compete with Cambridge Antibody Technology Group plc and MorphoSys AG with respect to the generation of fully human antibodies derived from phage display technology, and with Protein Design Labs, Inc. with respect to humanized murine antibodies.

   Some of our competitors have received regulatory approval or are developing or testing product candidates that compete directly with product candidates employing our antibody technology. Many of these companies and institutions, either alone or together with their corporate partners, have substantially greater financial resources and larger research and development staffs than we or some of our corporate partners do. In addition, many of these competitors have significantly greater experience than we do in:

  .  developing products;

  .  undertaking preclinical testing and clinical trials;

  .  obtaining FDA and other regulatory approvals of products; and

  .  manufacturing and marketing products.

   Accordingly, our competitors may obtain patent protection, receive FDA approval or commercialize products before we or our corporate partners do. If we commence commercial product sales, we will be competing against companies with greater marketing and manufacturing capabilities, areas in which we have limited or no experience.

   We also face intense competition from other pharmaceutical and biotechnology companies to establish corporate partnerships, as well as relationships with academic and research institutions, and to license proprietary technology. These competitors, either alone or with their corporate partners, may succeed in developing technologies or products that are more effective than ours.

If our operating losses are greater than anticipated, we may need substantial additional funding. We may not be able to obtain sufficient funds to grow our business or continue our operations.

   We will continue to expend substantial resources for research and development, including costs associated with developing our antibody technology and conducting preclinical testing and clinical trials. Our future liquidity and capital requirements will depend on:

  .  the size and complexity of research and development programs;

  .  the scope and results of preclinical testing and clinical trials;

  . the retention of existing and establishment of further corporate partnerships, if any;

  .  continued scientific progress in our research and development programs;

  .  the time and expense involved in seeking regulatory approvals;

  .  competing technological and market developments;

  . the time and expense of filing and prosecuting patent applications and enforcing patent claims; and

  . the cost of establishing manufacturing capabilities, conducting commercialization activities and arrangements and in-licensing products.

   We may be unable to raise sufficient funds to complete development of any of our product candidates or to continue operations. As a result, we may delay, reduce or eliminate research and development programs or preclinical or clinical trials, and our business will suffer.

                     Risks Related to Government Approvals

We are subject to extensive and costly government regulation. If we fail to obtain or maintain governmental approvals, we will not be able to commercialize our products and our business will suffer.

   Product candidates employing our human antibody technology are subject to extensive and rigorous domestic government regulation. The FDA regulates the development, testing, manufacture, safety, efficacy, record-keeping, labeling, storage, approval, advertising, promotion, sale and distribution of biopharmaceutical products. If products employing our human antibody technology are marketed abroad, they will also be subject to extensive regulation by foreign governments. The regulatory review and approval process, which includes preclinical testing and clinical trials of each product candidate, is lengthy, expensive and uncertain. Securing FDA approval requires the submission of extensive preclinical and clinical data and supporting information to the FDA for each indication to establish the candidate's safety and efficacy. The approval process takes many years, requires substantial resources, involves post-marketing surveillance, and may involve ongoing post-marketing studies. Delays in obtaining regulatory approvals may:

  . adversely affect the successful commercialization of any drugs that we or our collaborative partners develop;

  .  impose costly procedures on us or our corporate partners;

  . diminish any competitive advantages that we or our corporate partners may attain; and

  .  adversely affect our receipt of revenues or royalties.

   Material changes to an approved product, such as manufacturing changes or additional labeling claims, require further FDA review and approval. Once obtained, any approvals may be withdrawn. Further, if we, our corporate partners or our contract manufacturers fail to comply with applicable FDA and other regulatory requirements at any stage during the regulatory process, the FDA may impose sanctions, including:

  .  delays;

  .  warning letters;

  .  fines;

  .  product recalls or seizures;

  .  injunctions;

  . refusal of the FDA to review pending market approval applications or supplements to approval applications;

  .  total or partial suspension of production;

  .  civil penalties;

  .  withdrawals of previously approved marketing applications; or

  .  criminal prosecutions.

   We expect to rely on our corporate partners to file INDs and direct the regulatory approval process for products employing our human antibody technology. Our corporate partners may not be able to conduct clinical testing or obtain necessary approvals from the FDA or other regulatory authorities for any product candidates employing our human antibody technology. If they fail to obtain required governmental approvals, our corporate partners will be delayed or precluded from marketing these products. As a result, the commercial use of products employing our technology will be limited and our business may be harmed.

We do not have, and may never obtain, the regulatory approvals we need to market our product candidates.

   To date, we have not applied for or received the regulatory approvals required for the commercial sale of our products in the United States or in any foreign jurisdiction. None of our product candidates has been determined to be safe and effective, and we have not submitted a new drug application, or NDA, to the FDA or to any foreign regulatory authorities for any of our product candidates. We have only limited experience in filing and pursuing applications necessary to obtain regulatory approval, and we cannot assure you that any of our product candidates will be approved for marketing.

If our manufacturing partners do not obtain or maintain current good manufacturing practices, we may not be able to commercialize our product candidates.

   We will depend on our corporate partners and other third parties to manufacture products employing our human antibody technology. Before commercializing a new drug, manufacturers must comply with the applicable FDA current good manufacturing practice regulations, or cGMP, which include quality control and quality assurance requirements as well as the maintenance of records and documentation. Manufacturing facilities are subject to ongoing periodic inspection by the FDA and corresponding state agencies, including unannounced inspections, and must be licensed before they can be used in commercial manufacturing of products employing our technology. After regulatory approvals are obtained, the subsequent discovery of previously unknown problems or failure to maintain compliance with the regulatory requirements may result in restrictions on the marketing of a product, withdrawal of the product from the market, seizures, injunctions, or criminal sanctions. We cannot assure you that such third parties will be able to comply with the applicable regulations.

Our operations involve hazardous materials and are subject to environmental controls and regulations.

   Our business activities involve the controlled use of hazardous materials. We cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or environmental discharge, we may be held liable for any resulting damages, which may exceed our financial resources and may materially adversely affect our business, financial condition and results of operations.

                        Risks Related To This Offering

The possible volatility of our stock price could significantly affect the value of your investment.

   There has been significant volatility in the market prices of biotechnology companies' securities. Various factors and events may have a significant impact on the market price of our common stock. These factors include:

  .  fluctuations in our operating results;

  . announcements of technological innovations or new commercial therapeutic products by us or our competitors;

  .  published reports by securities analysts;

  .  progress with clinical trials;

  .  governmental regulation;

  .  developments in patent or other proprietary rights;

  .  developments in our relationship with collaborative partners;

  .  public concern as to the safety and efficacy of our products; and

  .  general market conditions.

   The trading price of our common stock has been, and could continue to be, subject to wide fluctuations in response to these factors, including the sale or attempted sale of a large amount of our common stock into the market. Broad market fluctuations may also adversely affect the market price of our common stock.

The total price you will pay for our common stock in the offering will be much more than the value of our assets after subtracting our liabilities.

   The price you will pay for our common stock will be much more than the book value per share of our outstanding common stock after the offering. Accordingly, you will suffer immediate and substantial dilution of your investment. In the past, we have issued options and warrants to buy our common stock at prices below the offering price. You will experience further dilution upon the exercise of outstanding stock options and warrants.

Future sales of our common stock could cause the market price of our common stock to decline.

   As of January 14, 2000, we have 32,438,036 shares of common stock outstanding, of which 1,080,504 are restricted securities as that term is defined in Rule 144 under the Securities Act. Under certain circumstances, these restricted securities may be sold without registration pursuant to such rule. We are unable to predict the effect that sales made under Rule 144 may have on the market price of our common stock. The sale of a significant number of additional securities, or even the possibility thereof, may lower the market price of these securities.

   We have filed registration statements on Form S-3 under the Securities Act relating to 4,246,673 shares of common stock that may be offered by certain of our stockholders and corporate partners. These shares of common stock are freely tradable without restriction or further registration under the Securities Act, except for shares held by our affiliates, which will be subject to resale limitations of Rule 144.

   In addition, we have filed registration statements on Form S-8 under the Securities Act which cover 2,437,185 shares of common stock currently issuable under our stock option plans. Shares issued under these plans, other than shares issued to affiliates, will be freely tradable in the public market.

   All of the shares of our common stock sold in this offering will be freely tradable under the Securities Act unless purchased by our affiliates. In connection with this offering, our officers and directors, as well as stockholders holding an aggregate of 4,176,673 shares of our common stock, will be required to refrain from selling shares of our common stock for a period of 90 days after the date of this prospectus without the written consent of the underwriters.

Our restated certificate of incorporation and New Jersey law contain provisions that could delay or prevent an acquisition of our company.

   Our restated certificate of incorporation and by-laws contain provisions that may discourage third parties from seeking to acquire our company. These provisions include:

  .  a classified board of directors;

  . a requirement that special meetings of shareholders be called only by our board of directors, chairman of the board, chief executive officer or president;

  .  advance notice requirements for shareholder proposals and nominations;

  . limitations on the ability of shareholders to amend, alter or repeal our by-laws; and

  . the authority of the board of directors to issue, without shareholder approval, preferred stock with such terms as the board of directors may determine.

   We are also afforded the protections of the New Jersey Shareholders Protection Act. This New Jersey statute contains provisions which impose restrictions on shareholder action to acquire control of our company. The effect of the provisions of our restated certificate of incorporation and by-laws and New Jersey law may discourage third parties from acquiring control of our company.

Our management will have broad discretion as to the use of proceeds of this offering.

   Our management will have broad discretion regarding how we use the net proceeds of this offering. You will be relying on the judgment of management regarding the application of the proceeds of the offering. The results and effectiveness of our use of the proceeds from this offering are uncertain.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   Certain statements contained in this prospectus including, without limitation, statements containing the words "believes," "anticipates," "expects" and words of similar import, constitute "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed above in the section captioned "Risk Factors," as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements.

   Certain of these factors are discussed in more detail elsewhere in this prospectus, including, without limitation, under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Given these uncertainties, you should not place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein, to reflect future events or developments. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial position.

                                USE OF PROCEEDS

   The net proceeds from the sale of the 1,750,000 shares of our common stock in this offering are estimated to be approximately $106.5 million, assuming a public offering price of $65.19 per share, after deducting underwriting discounts and commissions and estimated expenses. If the underwriters' over allotment is exercised in full, we estimate that our net proceeds will be approximately $122.6 million. We intend to use the net proceeds of this offering:

  . to fund the in-licensing of potential therapeutic targets and the development of fully human antibody-based products utilizing these targets;

  .  to fund the expansion of our human antibody partnering business;

  .  to fund expansion of existing operations and facilities; and

  . for general corporate purposes, including research and development expenses and other working capital requirements.

   We have no present commitments or agreements with respect to any acquisitions of, or investment in, any new technologies. Our management will have broad discretion to allocate proceeds from this offering to uses that it believes are appropriate. Pending such uses, the net proceeds of this offering will be invested in short-term, investment grade, interest-bearing securities.

                          PRICE RANGE OF COMMON STOCK

   Our common stock is listed on the Nasdaq National Market under the symbol "MEDX." The following table sets forth the high and low sale prices per share of common stock, as reported on the Nasdaq National Market, during the periods indicated.

                                                                  Common Stock
                                                                      Price
                                                                  -------------
                                                                   High   Low
                                                                  ------ ------
Year ended December 31, 1998
  First Quarter.................................................. $ 6.25 $ 4.38
  Second Quarter................................................. $ 8.25 $ 4.75
  Third Quarter.................................................. $ 7.06 $ 2.75
  Fourth Quarter................................................. $ 5.13 $ 2.75
Year ended December 31, 1999
  First Quarter.................................................. $ 4.31 $ 2.88
  Second Quarter................................................. $ 5.97 $ 2.88
  Third Quarter.................................................. $ 9.97 $ 4.00
  Fourth Quarter................................................. $41.50 $ 6.44
Year ending December 31, 2000
  First Quarter (through January 27)............................. $72.00 $28.30

   The number of shares of our common stock outstanding as of January 14, 2000 was 32,438,036. As of January 14, 2000, there were approximately 584 record holders of common stock.

                                DIVIDEND POLICY

   We currently expect to retain our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                CAPITALIZATION

   The following table sets forth our capitalization as of September 30, 1999 on an actual basis and on an adjusted basis after giving effect to our receipt of the estimated net proceeds from the sale of 1,750,000 shares of common stock offered by us in this offering at an assumed offering price of $65.19 per share and after deducting the estimated underwriting discounts and commissions and other offering expenses to be paid by us. You should read the information in this table together with the "Use of Proceeds," "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of this prospectus and our consolidated financial statements and the accompanying notes included in this prospectus.

                                                      September 30, 1999
                                                     ----------------------
                                                      Actual    As Adjusted
                                                     ---------  -----------
                                                          (unaudited)
                                                        (in thousands)
Long-term obligations............................... $      29   $      29
                                                     ---------   ---------
Stockholders' equity:
  Preferred stock, $1.00 par value, 2,000,000 shares
   authorized;
   none issued and outstanding......................        --          --
  Common stock, $.01 par value, 40,000,000 shares
   authorized,
   32,154,036 issued and 31,551,536 outstanding,
   actual
   and 33,904,036 shares issued and 33,301,536
   outstanding, as adjusted.........................       322         340
  Capital in excess of par value....................   144,495     250,996
  Treasury stock, at cost; 602,500 shares actual and
   602,500 shares as adjusted.......................    (3,031)     (3,031)
  Deferred compensation.............................     2,970       2,970
  Accumulated other comprehensive loss..............      (367)       (367)
  Accumulated deficit...............................  (119,850)   (119,850)
                                                     ---------   ---------
    Total stockholders' equity...................... $  24,539   $ 131,058
                                                     ---------   ---------
      Total capitalization.......................... $  24,568   $ 131,087
                                                     =========   =========

   The total number of shares outstanding after this offering do not include:

  . 262,500 shares of common stock issuable upon the exercise of the underwriters' over-allotment option;

  . 2,437,185 shares of common stock issuable upon exercise of outstanding options having a weighted average exercise price of $5.54 per share, as of January 14, 2000;

  . 454,796 shares of common stock issuable upon the exercise of certain warrants at an exercise price of $10.00 per share; and

  . 7,275 shares reserved for future grants under our stock option plans and 1,000,000 shares to be reserved for issuance under a new stock option plan subject to shareholder approval.

                                   DILUTION

   Our net tangible book value as of September 30, 1999 was $24,061,000, or $.76 per share. Net tangible book value per share is determined by dividing our tangible net worth by the total number of shares of common stock outstanding on September 30, 1999. After giving effect to the assumed sale of 1,750,000 shares of our common stock in this offering at a price of $65.19 per share, and deducting underwriting discounts and commissions and estimated expenses, our pro forma net tangible book value as of September 30, 1999 would have been approximately $130,580,000, or $3.92 per share. This represents an immediate increase in net tangible book value per share of $3.16 to our shareholders, and an immediate dilution in net tangible book value per share of $61.27 to purchasers of common stock in the offering. The following table illustrates this per share dilution:

Assumed public offering price per share...........................       $65.19
  Net tangible book value per share at September 30, 1999......... $ .76
  Increase in net tangible book value per share attributable to new investors..................................................  3.16
                                                                   -----
Net tangible book value per share after the offering..............         3.92
                                                                         ------
Dilution per share to new investors...............................       $61.27
                                                                         ======

   Dilution is determined by subtracting net tangible book value per share after the offering from the public offering price per share.

                     SELECTED CONSOLIDATED FINANCIAL DATA

   You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 1996, 1997 and 1998 and the consolidated balance sheet data as of December 31, 1997 and 1998 are derived from our consolidated financial statements that have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 1994 and 1995 are derived from our audited consolidated financial statements not included in this prospectus. The consolidated statement of operations data for the nine month periods ended September 30, 1998 and 1999 and the consolidated balance sheet data as of September 30, 1999 are derived from our unaudited interim financial statements, which are included elsewhere in this prospectus. These unaudited financial statements include all adjustments which we consider necessary for a fair presentation of our financial condition and results of operations. The results of operations for the nine month period ended September 30, 1999 are not necessarily indicative of the results to be expected for any future period.

                                                                         Nine Months Ended
                                   Year Ended December 31,                 September 30,
                          ---------------------------------------------  ------------------
                           1994     1995     1996      1997      1998      1998      1999
                          -------  -------  -------  --------  --------  --------  --------
                                     (in thousands, except per share data)
Statement of Operations
 Data:
Revenues:
  Sales.................  $   378  $   312  $   255  $    221  $  1,349  $    574  $    532
  Grants, contract and
   license revenues.....      200    1,467    1,626     3,011     5,443     4,086     7,809
                          -------  -------  -------  --------  --------  --------  --------
   Total revenues.......      578    1,778    1,881     3,232     6,792     4,660     8,341
Costs and expenses:
  Cost of sales.........       91      123      132       150     1,218       472       183
  Research and
   development..........    5,905    6,442    7,596    14,100    23,122    16,106    15,166
  General and
   administrative.......    2,154    2,275    2,558     3,644     5,065     3,619     4,245
  Stock bonus to
   GenPharm employees...       --       --       --     2,275        --        --        --
  Acquisition of in-
   process technology...       --       --       --    40,316        --        --        --
                          -------  -------  -------  --------  --------  --------  --------
   Total costs and
    expenses............    8,150    8,840   10,286    60,485    29,405    20,197    19,594
                          =======  =======  =======  ========  ========  ========  ========
   Operating loss.......   (7,573)  (7,062)  (8,405)  (57,253)  (22,613)  (15,537)  (11,253)
Interest and dividend
 income.................      348      561    1,542     1,903     1,956     1,640       814
Interest expense........      (11)      (8)      (5)      (27)   (1,539)   (1,531)       (6)
                          -------  -------  -------  --------  --------  --------  --------
   Loss before provision
    for income taxes....   (7,236)  (6,509)  (6,868)  (55,377)  (22,196)  (15,428)  (10,445)
Provision for income
 taxes..................       --       --       --        --      (341)     (342)       --
                          -------  -------  -------  --------  --------  --------  --------
   Net loss.............  $(7,236) $(6,509) $(6,868) $(55,377) $(22,537) $(15,770) $(10,445)
                          =======  =======  =======  ========  ========  ========  ========
Basic and diluted net
 loss per share(1)......  $ (1.00) $  (.69) $  (.45) $  (2.93) $   (.89) $   (.67) $   (.33)
                          =======  =======  =======  ========  ========  ========  ========
Weighted average common
 shares outstanding(1)..    7,269    9,457   15,289    18,871    25,390    23,406    31,774

                                       As of December 31,   As of September 30,
                                       -------------------  -------------------
                                         1997      1998            1999
                                       --------  ---------  -------------------
                                                   (in thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable
 securities..........................  $ 28,444  $  34,664       $  20,238
Working capital......................     1,647     29,581          19,009
Total assets.........................    48,695     42,235          27,781
Long-term obligations................       107         62              29
Accumulated deficit..................   (86,869)  (109,405)       (119,850)
Total stockholders' equity...........     5,681     35,229          24,539

--------
(1) Computed on the basis described for net loss per share in note 2 to the consolidated financial statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion should be read together with our consolidated financial statements and the accompanying notes included elsewhere in this prospectus and contains trend analysis and other forward-looking statements that involve substantial risks and uncertainties. Our actual results could differ materially from those expressed or implied in these forward-looking statements as a result of various factors.

Basis of Financial Statement Presentation

   We are primarily engaged in the discovery and development of human antibody-based therapeutics to fight cancer and other life-threatening and debilitating diseases. We have developed a broad platform of patented technologies for antibody discovery and development, including our technology for the creation of high affinity fully human antibodies. Through our 1997 acquisition of GenPharm International, Inc., and our recent letter of intent for our collaboration with Kirin, we expanded our business to include both our HuMAb-Mouse and Kirin's Tc Mouse technologies that rapidly create fully human antibodies in about two to four months. Not only can we create new proprietary products, but these technologies provide us with the opportunity to expand our corporate collaborations with both existing and new partners. We entered into six new corporate partnerships relating to the HuMAb-Mouse technology during 1998 and an additional six new corporate partnerships in 1999. To date, we have received upfront payments and we anticipate that we will receive license fees, milestone payments and royalties from such partnerships. We believe that our acquisition of GenPharm, our collaboration with Kirin and our expansion into the human antibody business will provide us with significant additional sources of revenue in the foreseeable future.

   Revenue--Our revenue is principally derived through licensing our human antibody technology to pharmaceutical and biotechnology companies and through government grants. The terms of these collaborations typically include potential license fees and a series of milestone payments commencing upon initiation of clinical trials through commercialization which may total $7 million to $10 million per product if the antibody receives approval from the FDA and equivalent foreign agencies. We are also entitled to royalties on product sales.

   Research and Development Expenses--Research and development expenses consist primarily of compensation expense, facilities and supply expense relating to antibody product development and to the breeding, caring for and continued development of our HuMAb-Mice, as well as to the performance of contract services for our collaborative partners.

   General and Administrative Expenses--General and administrative expenses consist primarily of compensation, facility, travel and other expenses relating to our general management, financial, administrative and business development activities.

Results of Operations

   Nine Months Ended September 30, 1998 and 1999

   Revenue for the first nine months of 1999 increased by $3,681,000, a 79% increase from the first nine months of 1998. The increase relates principally to a $4,000,000 milestone payment from Centocor, Inc., now a subsidiary of Johnson & Johnson. Centocor holds exclusive commercial licenses to develop HuMAb-Mouse antibodies to four targets. Additionally, the increase reflects payments pursuant to license agreements with Merck KGaA.

   Cost of sales decreased by $289,000 during the first nine months of 1999, a 61% decrease as compared to the first nine months of 1998. The decrease is due to lower 1999 production of MDX-447 for Merck KGaA.

   Research and development expenses decreased $940,000 during the first nine months of 1999, a 6% decrease from the first nine months of 1998. The decrease is principally due to a lower level of human clinical trial activity reflecting the suspension of patient enrollment in the Phase III trial of MDX-RA. This savings was partially offset by higher personnel costs and license fees.

   General and administrative expenses increased by $626,000 for the first nine months of 1999, a 17% increase from the first nine months of 1998. The increase is primarily attributable to heightened business development activities and shareholder relation expenses.

   Interest and dividend income decreased by $826,000 for the first nine months of 1999, a 50% decrease as compared to the nine months ended September 30, 1998. Interest income for the first nine months of 1998 included interest of $788,000 on a $15,000,000 note we received from Cell Genesys as part of the cross-license and settlement agreement. This note matured and was paid in September 1998.

   Interest expense decreased by $1,525,000 for the first nine months of 1999, a 100% decrease as compared to the first nine months of 1998. Interest expense for the first nine months of 1998 was attributable to amortization of a discount associated with the accounting treatment of the value of the liability due to the former shareholders of GenPharm pursuant to our acquisition of GenPharm in October 1997. This liability was satisfied on various dates through September 1, 1998.

   Years Ended December 31, 1996, 1997 and 1998

   Revenues for 1996, 1997 and 1998 were principally derived from contract and licensing activities. Total revenues in 1996 of $1,881,000 included $1,626,000 in contract and license revenues, of which $1,150,000 were derived from Aventis Behring LLC, formerly Centeon L.L.C., a joint venture of Hoechst AG and Rhone-Poulenc Rorer, Inc., and $476,000 from Novartis Pharma AG of Basel, Switzerland. Total revenues in 1997 of $3,232,000 increased 72% over 1996 and included $865,000 of contract revenue received from Santen Pharmaceutical Co., Ltd. of Osaka, Japan, $743,000 from Aventis Behring, $377,000 from Eisai Co., Ltd. of Tokyo, Japan, and $269,000 from Small Business Innovation Research grants. Total revenues in 1998 of $6,792,000 increased 110% over 1997. The increase relates to $1,112,000 received from the sale of large quantities of MDX-447, one of our monoclonal antibody products, to Merck KGaA, our corporate partner for MDX-447, and increases in contract and license revenues with Merck KGaA, Eisai, Schering AG, Centocor, Aventis Behring, FibroGen, Inc., Novartis and medac GmbH.

   Our cost of sales increased by $18,000 in 1997, a 14% increase over 1996, and $1,068,000 in 1998, a 712% increase over 1997. In 1997, the increase was principally due to increased shipping, depreciation and raw material costs. In 1998, the increase was principally due to manufacturing expenses incurred in producing large quantities of MDX-447 for proposed new human clinical trials to be conducted in conjunction with Merck KGaA.

   Research and development expense increased $6,504,000 in 1997, an 86% increase from 1996. The 1997 increase was primarily attributable to increased research and development activity as a result of the acquisitions of Houston Biotechnology and GenPharm, as well as increased activities and facility upgrades associated with human clinical trials. Additionally, sponsored research increased with the creation of Medarex Europe B.V. in late 1996. Research and development expense increased $9,022,000 in 1998, a 64% increase from 1997. The 1998 increase was primarily attributable to a high level of human clinical trials, license fees related to the targeting component used in MDX-210 and MDX-447, personnel costs and supply expenses. Research and development costs are expected to increase at an accelerated rate as our products progress through the regulatory approval process.

   General and administrative expenses increased $1,086,000 in 1997, a 42% increase over 1996. The increase is primarily attributable to higher personnel costs, travel expenses and consulting expenses. General and administrative expenses increased $1,421,000 in 1998, a 39% increase over 1997. The increase was primarily attributable to higher legal fees incurred in connection with the Abgenix cross license and settlement agreement, as well as personnel costs, consulting and shareholder relation expenses. Except for the legal fees related to the patent settlement, these expenses are expected to increase significantly as our products are developed and we expand our operations.

   Acquisition of in-process technology charges of $40,316,000 in 1997 related to the February 28, 1997 acquisition of Houston Biotechnology ($10,386,000) and the October 21, 1997 acquisition of GenPharm ($29,930,000).

   Interest and dividend income increased by $361,000 in 1997, a 23% increase over 1996. Interest and dividend income increased by $53,000 in 1998, a 3% increase over 1997. These increases reflected higher average cash balances.

   In 1998, interest expense increased by $1,512,000. The increase is attributable to the amortization of a discount of the liability due to GenPharm shareholders pursuant to the acquisition of GenPharm in October 1997. This liability was settled on various dates through September 1, 1998.

   We do not believe that inflation has had a material impact on our results of operations.

Liquidity and Capital Resources

   We have financed our operations since inception primarily through private placements and public sales of our securities, contract and license revenues and research product sales. Through September 30, 1999, we had raised $66,389,000 from sales of securities.

   We had $28,444,000, $34,664,000 in cash, cash equivalents and marketable securities as of December 31, 1997 and 1998, respectively, and $20,238,000 as of September 30, 1999. Operating activities consumed $7,343,000, $11,894,000 and $12,577,000 of cash for the years ended December 31, 1996, 1997 and 1998, respectively, and $13,550,000 for the first nine months of 1999.

   Through December 31, 1998 and September 30, 1999, we had invested $7,042,000 and $7,640,000, respectively, in property and equipment.

   We have incurred and will continue to incur significant costs in the area of research and development, including preclinical and clinical trials, as our products develop. Administrative costs are also expected to increase with the expansion of administrative activities and the creation of an internal sales force.

   In connection with our merger with Essex Medical Products, we issued promissory notes to Essex Chemical Corporation in the principal amount of $100,000 and committed to pay 20% of our net after-tax income until a total of $1,000,000 has been paid, contingent upon the occurrence of certain events. At our option, this contingent obligation may be satisfied by the payment of shares of our common stock having a fair market value equal to the amount owed, provided such shares are registered for sale with the SEC. On June 6, 1991, we repaid the $100,000 of notes, plus accrued interest to Essex.

   At December 31, 1998, we had federal net operating loss, or NOL, carryforwards of approximately $58,735,000. The NOL carryforwards expire in 2002 ($45,000), 2003 ($196,000), 2004 ($524,000), 2006 ($863,000), 2007
($3,985,000), 2008 ($5,533,000), 2009 ($7,592,000), 2010 ($6,395,000), 2011
($7,028,000), 2012 ($9,599,000) and 2018 ($16,975,000). In addition, as a result of the acquisition of HBI, the Company had additional federal NOL carryforwards at December 31, 1998 of approximately $7,481,000. The NOL carryforwards expire as follows: 2001 ($145,000), 2002 ($900,000), 2003
($1,038,000), 2005 ($295,000), 2006 ($783,000), 2007 ($666,000), 2008
($781,000), 2009 ($114,000), 2013 ($74,000), and 2018 ($2,685,000). We have not performed a detailed analysis to determine whether an ownership change under Section 382 of the Internal Revenue Code of 1986, as amended, occurred, but we believe that it is very likely that such a change occurred during 1996 or 1997. The effect of an ownership change would be the imposition of an annual limitation on the use of NOL carryforwards attributable to periods before the change. If the change occurred in late 1997, substantially all of the NOL carryforwards would be subject to the limitation. The amount of the annual limitation depends upon our value immediately before the change, changes to our capital during a specified period prior to the change, and an interest rate which is published monthly. Due to uncertainty as to the date of an ownership change during 1996 or 1997, we have not determined the amount of the potential limitation. Any such material limitation could have a significant impact on our ability to use our NOL carryforwards. At December 31, 1998, we have provided a valuation reserve to fully offset the benefit of our net operating loss carryforwards.

   In 1996, 61% of our total revenue was derived from Aventis Behring. Such revenues were derived from a collaborative arrangement with Aventis Behring dated April 26, 1996. Included in revenue was $1,150,000 representing an upfront payment of $1,000,000 and $150,000 of research and development payments. In addition, 25% of our total revenue was derived from Novartis. This revenue was the result of an arrangement made on June 28, 1995 in which we sold 899,888 shares of common stock to Novartis at $4.445 per share, for an aggregate purchase price of $4,000,000. The purchase price represented a premium of approximately $1,140,000 over the then fair market value of our common stock. This premium represents consideration paid for research activities performed by us and was amortized into income as the clinical trial and research activities were performed. As of December 31, 1995, $667,000 had been recognized as contract revenues and $476,000 was recognized as contract revenue in 1996.

   In 1997, 27% or $865,000 of our revenue was derived from Santen for research funding, 23% or $743,000 was from Aventis Behring for research funding and milestone payments and 12% or $377,000 was from Eisai for research funding.

   In 1998, 20% or $1,339,000 of our total revenue was derived from Aventis Behring for research funding, 13% or $900,000 was from Santen for research funding, 11% or $750,000 from Eisai for a milestone payment and 24% from Merck KGaA, including $1,112,000 for producing MDX-447 for proposed new human clinical trials, $492,000 for research funding and $240,000 premium paid for our common stock over the fair market value.

   No other single source accounted for more than 10% of our total revenues for 1996, 1997 and 1998.

   We have entered into a non-binding letter of intent with IDM relating to the development of certain of our non-HuMAb-Mouse antibody-based products. Under the terms of the letter of intent, we are required to pay IDM $2,000,000 upon the execution of a definitive agreement which we anticipate will occur during the first quarter of 2000. In addition, we are required to fund up to an additional $5,000,000 in the event IDM does not complete a public or private financing of at least $7,000,000 on or before December 31, 2000. Such an event could cause us to incur losses to the extent of our investment in IDM.

   We intend to use the net proceeds of the shares sold in this offering, together with our current cash and cash equivalent balances, marketable securities and cash generated from contract and licensing arrangements to fund the in-licensing of potential therapeutic products and the development of fully human antibody-based products utilizing these targets; the expansion of our human antibody partnering business; the expansion of our existing operations and facilities; and for general corporate purpose, including research and development and other working capital requirements.

   Although we believe that the proceeds from this offering, together with our current cash balances, cash equivalents, and marketable securities and cash generated from contract and licensing activities will be sufficient to meet our operating and capital requirements for at least the next 24 months, we may require additional financing within this time frame. We may be required to raise additional funds through public or private financings, collaborative relationships or other arrangements.

Recently Issued Staff Accounting Bulletin

   In December 1999, the Securities and Exchange Commission staff issued Staff Accounting Bulletin (SAB) No. 101 Revenue Recognition in Financial Statements. The SAB spells out four basic criteria that must be met before registrants can record revenue. In addition, the SAB also provides guidance on the disclosures (both in footnotes and in Management's Discussion and Analysis of Financial Condition and Results of Operations) registrants should make about their revenue recognition policies and the impact of events and trends on revenue. The SAB states that all registrants are expected to apply the accounting and disclosures described in it no later than the first fiscal quarter of the fiscal year beginning after December 15, 1999. The application of SAB No. 101 is not expected to have any effect on our financial condition and results of operations.

Update on Year 2000 Computer Issues

   We did not experience any computer or systems problems relating to the Year 2000. Upon review of our internal and external systems during 1999, we determined that we did not have any material exposure to such computer problems and that the software and systems required to operate our business and provide our services were Year 2000 compliant. As a result, we did not incur, and do not expect to incur, any material expenditures relating to Year 2000 systems remediation.

                                   BUSINESS

Overview

   We are a leading human monoclonal antibody-based company with integrated discovery, development and manufacturing capabilities. We are able to create fully human monoclonal antibodies in our genetically engineered "HuMAb-Mice." These mice are "transgenic"--that is, the mouse genes for creating antibodies have been inactivated and have been replaced by human antibody genes. To date, 15 companies have acquired the rights to use our HuMAb-Mice in their development of new products, including major pharmaceutical and biotechnology companies such as Novartis, Amgen, Immunex, Schering AG and Centocor. As new disease-related targets are continually being discovered through genomic and other research programs, we intend to use our HuMAb-Mice and additional human antibody technology to develop therapeutic products for ourselves and for our existing and prospective corporate partners.

   To date, nine monoclonal antibody-based products have been approved for sale by the FDA. The estimated 1999 revenues for the six highest selling of these antibodies are $1.3 billion worldwide. The majority of these antibodies have been on the market for less than three years. Most of the antibodies currently in development, and all of the antibodies that form the basis of these approved products, have been made in normal or "wild type" mice and subsequently made "chimeric" or "humanized," leading to a product that contains both human and rodent proteins. These remaining rodent proteins may be recognized by a patient's immune system as "foreign," potentially limiting the utility of the product or causing allergic reactions. Instead of engineering mouse antibodies to make them humanized, we have genetically engineered mice so that they make fully human antibodies.

   Using our genetically engineered mice, it is possible to create and develop product candidates very rapidly. We have recently been able to complete the process of making a very high affinity human antibody to a therapeutic target and filed an IND with the FDA in less than 12 months. We believe that this efficient and rapid development capability will provide an attractive platform for product development for our corporate partners and for our own in-house development programs.

   The potential of our engineered mice to rapidly generate high affinity, fully human antibodies has led to numerous corporate partnerships under which biopharmaceutical companies have acquired the right to use our HuMAb-Mice. We initiated or expanded six corporate partnerships in 1998, and an additional six in 1999. We are currently negotiating additional arrangements, and expect to enter into several new or expanded corporate partnerships in 2000 and in each of the next several years.

   The financial terms of our corporate partnerships typically include license fees and a series of milestone payments commencing upon initiation of clinical trials through commercialization which may total up to $7 to $10 million per target if the antibody receives approval from the FDA and equivalent foreign agencies. We also will receive royalties on product sales. In some cases, our corporate partners reimburse us for research and development activities conducted on their behalf. Generally, under the terms of these collaborations, our corporate partners are responsible for all costs of product development, manufacturing and marketing of any products.

   We have recently announced that we have expanded our ability to create human antibodies by entering into a binding letter of intent for a corporate partnership with Kirin. This arrangement will provide us with the exclusive rights outside of Asia to use, and to provide our corporate partners with access to, Kirin's Tc Mouse technology. Like our HuMAb-Mouse, Kirin's Tc Mouse has been designed to create fully human antibodies. The Tc Mouse, however, is "transchromosomic," meaning that 100% of the human antibody genes contained in the transplanted chromosome are present in the mouse.

   We believe that over 250 companies are developing monoclonal antibody-based products. We believe that many of these companies are potential partners for our HuMAb-Mice and Kirin's Tc Mice technology. In part, this reflects the enormous explosion in knowledge about potential targets currently in research and development. For example, genomics research has identified over 100,000 human genes, many of which are expected to be disease-related. In many cases, these genes encode proteins that may be attractive targets for monoclonal antibody-based products. We believe that our genetically engineered mice and our product development experience coupled with our cGMP manufacturing facilities will allow us to rapidly create and develop numerous fully human antibodies based upon these targets. We intend to develop some of these products for our own portfolio and some in collaboration with our existing and prospective corporate partners.

   In addition to our fully human antibody discovery capabilities, we also have the resources to develop other monoclonal antibody products from creation through preclinical development, clinical trials and clinical supply manufacturing under the FDA's regulations. This was the focus of our business prior to the acquisition of our HuMAb-Mice technology in 1997, and it led to eight products in clinical trials. All of these products are based on mouse or humanized antibodies. We have recently entered into corporate partnerships with a number of companies and are seeking additional alliances that will support the costs of developing this portfolio of mouse and humanized monoclonal antibody-based products. For some of these products, we have retained commercial rights in North America, and in other cases we will potentially receive milestone payments and royalties on commercial sales. We believe that transferring the costs of developing our mouse and humanized antibody-based products to these corporate partnerships will allow us to focus our resources and efforts on our human antibody business and the development of new fully human monoclonal antibody-based products and services.

Our Business Strategy

   We believe that genomic and other research techniques are leading to the discovery of an unprecedented number of potential targets for therapeutic antibody products. Our human antibody technology represents a rapid and efficient method for generating product candidates based upon these targets. By combining our human antibody technology with our development and clinical supply manufacturing expertise, we intend to participate in this "genomics revolution" in two primary ways:

  . by providing human antibody development services to existing and prospective corporate partners through the expansion of our current corporate partnerships and the establishment of new corporate partnerships; and

  . by developing a broad and diverse pipeline of our own therapeutic product candidates.

   Providing Human Antibody Development Services. We intend to provide human antibody creation and development services to biotechnology and pharmaceutical companies throughout the world. Each collaboration will allow our corporate partner to generate fully human antibodies to antigens selected by that corporate partner. These fully human antibodies will be created either by our corporate partners in their own laboratories or by us in our facilities. We intend to use both our HuMAb-Mouse and Kirin's Tc Mouse--as well as any new generations of mice that we or Kirin may develop--to create these human antibodies. In return for providing our corporate partners with access to our HuMAb-Mice and Kirin's Tc Mice, or to our antibody-creation services, we expect to receive license fees, milestone payments and royalties. In some cases, we may accept equity interests in our corporate partners in place of some or all of these payments. In this aspect of our business, we expect that our corporate partners will typically pay for all of the costs of developing the products, including any expenses we may incur.

   We can also provide our corporate partners with antibody development and small scale manufacturing services. We have an experienced team of scientists working in a cGMP production facility, and they have conducted preclinical development and manufacturing of numerous monoclonal antibodies, leading to the clinical testing of seven products in five countries. By combining our antibody-creation capability with our development and manufacturing experience, we can provide many, if not all, of the services that our corporate partners may require to efficiently move new product candidates into clinical testing.

   This process affords us the opportunity to participate in a broad range of potential product candidates without incurring all of the costs of product development. We currently have 15 corporate partners pursuing the development of over 30 different potential antibody-based products, and we expect to enter into several more corporate partnerships each year. Some of these products will be based on novel targets developed from genomic research while others will be based on targets that have been validated as therapeutically important by prior clinical testing, and in some cases FDA approval, of products based on antibodies that are not fully human.

   Developing Our Own Human Antibody Product Pipeline. We intend to use our expertise in monoclonal antibodies to develop new product candidates for life-threatening and debilitating conditions. We are currently in discussions with several companies that have identified potential therapeutic targets for monoclonal antibody products based upon genomic and other research techniques. We believe that we will be able to acquire rights to a number of such targets, which will provide us with the ability to generate new antibody-based product candidates directed at such targets. Moreover, because we have become known in the industry as providers of human antibody development services, we believe that we will continue to be in a position to evaluate numerous opportunities to acquire new targets or otherwise to participate directly in the development of therapeutic product candidates. We intend to use a significant portion of the proceeds of this offering to identify attractive opportunities, to obtain licenses to potential targets, and to develop new antibody-based product candidates, either by ourselves or in collaboration with companies that have expertise in target identification and validation. We intend to develop some of these products through clinical testing and regulatory approval.

Antibodies' Role in Fighting Disease

   One of the body's natural defenses against disease is the creation of antibodies by the immune system. Upon the body's recognition of viruses, bacteria and other disease causing agents, or "pathogens," B cells in the immune system will generally produce proteins known as antibodies. These antibodies will be capable of binding to the pathogen, thus potentially neutralizing the pathogen's ability to infect the body's cells or triggering an immune response to destroy the pathogen. Scientists typically use the term "antigen" to refer to the pathogen or other substance to which the antibody binds. Each antibody binds to a particular antigen and, therefore, is specific to that antigen, like a key fitting into a lock. The degree of tightness of the binding of an antibody to its antigen is called its "affinity." In general, higher degrees of specificity and affinity will lead to more efficient elimination of the disease causing agent.

   We usually describe antibodies as having a "Y" shaped structure. The base, or single arm portion of the Y-shaped antibody, along with the portions of the two other arms that are attached to the base, is referred to as the "constant" portion. The structure of the constant region of antibodies is common to many antibodies. The rest of the antibody, the remainder of the two arms, is called the "variable" region. The variable region determines an antibody's specificity for a particular antigen. Because variable regions define the specific binding sites for a variety of antigens, there is a need for significant structural diversity in this portion of the antibody molecule. Such diversity is achieved in the body primarily through a unique mode of assembly involving a complex series of recombination steps for various gene segments of the variable region.

   Upon first exposure to a foreign antigen, the body's B cells will rapidly produce a series of low affinity antibodies that are specific to that antigen. Through further exposure to the antigen, the B cells will continue producing antibodies with increasingly high affinities. This natural process is known as "affinity maturation." The antibodies also become more specific for the particular antigen. The increasing specificity and affinity leads to antibodies that are likely to be more effective in neutralizing or causing the destruction of a pathogen.

Monoclonal Antibodies

   The original technology for creating monoclonal antibodies involved the use of normal or "wild type" mice. These mice were immunized with a target antigen, resulting in the production by the mice of antibodies binding to that antigen. Antibody-producing B cells from the mice were then fused with an immortalized cell line, leading to the creation of a hybridoma cell that can indefinitely produce a single type of antibody, a "monoclonal antibody," that binds to the target antigen. One of the reasons for the initial development of monoclonal antibodies was to allow medical scientists to make antibodies that would target a cancerous or diseased cell in patients. This antibody would then be used to treat the disease, either by itself or by linking the antibody to a toxin or radioisotype.

   As a result of the recent clinical and commercial success of a number of monoclonal antibody-based products, pharmaceutical and biotechnology companies have shown an increased level of interest in monoclonal antibodies over the last several years for use as therapeutic products. We believe that this interest results from the fact that monoclonal antibodies can be generated to a wide range of disease targets and can be created relatively rapidly and efficiently compared to many other materials for pharmaceutical product development. We believe that over 250 companies are currently working on monoclonal antibody therapeutics. A survey released in 1996 by the Pharmaceutical Research and Manufacturers of America indicated that monoclonal antibodies were the single largest category of biopharmaceutical products in clinical development at the time of the survey.


[pie chart depicting biopharmaceutical products]

Source: 1996 Survey PHRMA as reported in "Biotechnology Medicines and Development."

   Medical researchers have now developed a better understanding of the critical variables for exactly why a particular antibody binds to a specific antigen. Scientists have also developed a better understanding of the binding ability, or affinity, of a particular antibody. In addition, with the continued development and expansion of genomics research, scientists have gained greater knowledge as to which targets are more likely to affect disease progression. Finally, as more and more clinical trials involving monoclonal antibody-based products are undertaken or completed, scientists have a better understanding of the clinical conditions amenable to treatment with systemic biologic intervention using monoclonal antibodies. As a result, the last several years have witnessed the clinical success, regulatory approval and commercial launch of a number of monoclonalantibody-based therapies. By mid-1999, 14 monoclonal antibody-based products had been approved for use in the United States--nine for use as human therapeutics and five for diagnostic use. Set forth below are the names of the companies that have developed these monoclonal antibody therapeutic products, the name of the product and the products' principal indications.

         Company Name             Name of Product          Indications
         ------------             ---------------          -----------
Ortho Biotech                    Orthoclone-OKT(R) Organ Transplant Rejection
Centocor/Eli Lilly and Company   ReoPro(R)         Acute Cardiac Conditions
IDEC Pharmaceuticals/Genentech   Rituxan(TM)       Non-Hodgkin's Lymphoma
MedImmune, Inc.                  Synagis(TM)       Viral Respiratory Disease
Genentech                        Herceptin(R)      Breast Cancer
Centocor                         Remicade(R)       Crohn's Disease, Rheumatoid
                                                    Arthritis
Hoffmann-LaRoche, Inc.           Zenapax(R)        Acute Transplant Rejection
Novartis/Ligand Pharmaceuticals  Simulect(R)       Acute Transplant Rejection
Immunex/Wyeth-Ayerst             Enbrel(TM)        Rheumatoid Arthritis

   The projected 1999 revenues of the six highest selling products listed above are expected to exceed $1.3 billion worldwide. More than 30 monoclonal antibody candidates are now in clinical trials and over 200 are reported to be in preclinical development.

   We believe that these clinical successes, the availability of technologies such as our HuMAb-Mouse and Kirin's Tc Mouse for making fully human antibodies, and drug discovery technologies that identify potential antibody targets, particularly genomics, will continue to drive the development of new antibody-based therapeutics.

Limitations of Current Approaches to Development of Monoclonal Antibody
Products

   Mouse-Derived Antibodies. The original mouse-derived antibodies consisted of entirely mouse, or murine, proteins. When used to treat patients, these mouse proteins may be recognized by the human immune system as foreign, leading to the development of human anti-mouse antibodies, or HAMA. A HAMA reaction in a patient can neutralize the therapeutic activity of a murine antibody and may lead to allergic reactions, especially in connection with repeated dosing. This may limit the therapeutic usefulness of mouse-derived antibodies.

   Chimeric or Humanized Antibodies. To avoid potential HAMA concerns, and to attempt to prolong the time the antibody remains in the patient's body, scientists sought methods for replacing portions of a mouse monoclonal antibody with human proteins. As a result, a number of companies and academic research institutions have developed techniques for creating chimeric or humanized monoclonal antibodies. The goal of these approaches has been to remove up to 90% of the mouse antibody and replace those parts with the equivalent portions of human antibodies. The remaining parts of the antibody, those that are important for binding to the desired antigen, continue to be murine. This process of humanizing an antibody can be expensive and time consuming, taking from several months to over a year to complete after the initial mouse monoclonal antibody has been created. The humanization process may also cause a decrease in the affinity of the antibody, the strength of its binding to the antigen, or alter its specificity for the target antigen.



[picture of mouse, chimeric and human antibodies]

   Phage Display. In lieu of humanizing a mouse antibody, methods have been developed to create fully human monoclonal antibodies--i.e., antibodies consisting of 100% human protein sequences. One approach to creating human monoclonal antibodies has been the establishment of "phage libraries," essentially large pools of potential binding sites for a particular antigen that have been synthesized. Phage display technology involves the cloning of human antibody genes into bacteriophage, viruses that infect bacteria, in order to display antibody fragments on the surfaces of bacteriophage particles. This approach attempts to mimic in vitro the immune surveillance and affinity maturation processes that occur naturally in the body. It is not clear, however, whether these synthetic libraries will be able to duplicate the diversity of antibodies available through the immunization of mice. Additionally, phage-derived antibodies may have low binding affinity and require further engineering to increase the affinity. This affinity engineering may not always be successful.

The Medarex Solution--Our Human Antibody Discovery Technology

   Our human antibody discovery technology includes our HuMAb-Mouse technology and Kirin's Tc Mouse technology. Both of these technologies use genetically engineered mice to produce fully human monoclonal antibodies.

   Our HuMAb-Mouse Technology. We have developed a method that uses genetically altered mice to create fully human monoclonal antibodies. These mice are "transgenic"--that is, the mouse genes for creating antibodies have been inactivated and have been replaced by human antibody genes. Since genes determine what proteins are made, our transgenic mice make human antibody proteins. We have thus created mice, known as "HuMAb-Mice," that have the ability to make fully human monoclonal antibodies. This avoids the need to humanize murine monoclonal antibodies. Because the human genes in our HuMAb-Mice are relatively stable, they are passed on to offspring of the mice. Thus, such traits can be bred indefinitely for relatively little cost and without any additional genetic engineering.

   Kirin's Tc Mouse Technology. Our corporate partner, Kirin, has developed mice with 100% of the human antibody genes. These mice are "transchromosomic"--that is, the mouse genes for creating antibodies have been inactivated and have been replaced by the human chromosome containing all of the human antibody genes, including the genes for all heavy chain classes, for example, IgA, IgD, IgE, IgG, IgM, as well as all isotypes of antibodies, such as IgG1 and IgG4. These "Tc" Mice also have the ability to make fully human monoclonal antibodies. We recently entered into a binding letter of intent to acquire access to this technology under which Kirin gained rights to our HuMAb technology and paid us an upfront fee of $12 million.



[picture of gene transfer from man to mouse to fully human monoclonal antibody]

   Our HuMAb-Mice, as well as Kirin's Tc Mice, are able to produce completely human monoclonal antibodies when they are immunized using the same techniques that have been used for many years to make mouse monoclonal antibodies. The creation of these monoclonal antibodies takes approximately three to six months, the same amount of time as the immunization of normal, wild-type mice. We believe that the monoclonal antibodies derived from these human antibody technologies typically have affinities as high or higher than antibodies obtained from other technologies. The antibodies from these human antibody technologies are 100% human and do not require any humanization. Since the immune system in both our HuMAb-Mice and Kirin's Tc Mice have been left intact except for the genes related to antibody formation, the mice are capable of producing fully human antibodies to human antigen targets.

Advantages of Our Human Antibody Technology

   We believe that our human antibody services and products offer potential advantages to the services and products offered by competitors that rely on other antibody development technologies such as humanization and phage display techniques, including:

   Antibodies that are Fully Human. Unlike humanization techniques, our human antibody technology generates antibodies with 100% human protein sequences, which we believe will permit the development of products with a favorable safety profile. Additionally, fully human antibody-based products are likely to be eliminated less quickly from the human body, potentially reducing the frequency and amount of dosing.

   Breadth of Human Antibody Technology. Our collaboration with Kirin will allow us to provide our partners with access to Kirin's Tc Mouse transchromosomic technology, thereby affording our partners with an additional option. Kirin's Tc Mice contain 100% of the human antibody genes, including the genes for all heavy chain classes, as well as all isotypes, of antibodies. The combination of our HuMAb-Mice and Kirin's Tc Mice will provide us with a broad range of human antibody technology.

   High Affinity Antibodies. The natural affinity maturation process of our human antibody technology creates antibodies that, in a number of cases, have affinities one hundred to one thousand times higher than the chimeric or humanized antibodies now approved for sale in the United States. These high affinity antibodies have been made to a wide range of target antigens. Our human antibody technology uses the natural in vivo affinity maturation process to generate antibody product candidates usually in two to four months. In contrast to antibodies generated using humanization and phage display technology, our human antibodies are produced without the need for any subsequent engineering to make them more human, a process which at times has proven to be challenging and time consuming. By avoiding the need to further engineer antibodies, we reduce the risk that an antibody's structure and therefore functionality will be altered between the time of the selection of the initial antibody and the time the final antibody is placed into production.

   Rapid Development Capabilities. By combining our human antibody technology for creating antibodies with our in-house development and clinical supply manufacturing expertise, we have been able to progress from immunization to IND filing in less than 12 months. We are using this rapid development capability for the development of our own product candidates and as a service for our partners.

   Diverse Selection of Antibodies Respond to Many Disease Targets. Our human antibody technology has the potential to generate high affinity antibodies that recognize more antigen structures than other technologies. In addition, our human antibody technology has created large panels of monoclonal antibodies to many potentially medically relevant antigens. For a given antigen target, having multiple antibodies to choose from could be important in selecting the optimal antibody product for development. One of our corporate partners, Schering AG, has stated that our HuMAb-Mice were capable of generating a panel of high affinity human antibodies to a target antigen even after several attempts to generate murine antibodies to that target in wild type mice had failed.

   Providing Flexibility to Our Customers. Our HuMAb-Mouse technology can be used either in our laboratories or in the laboratories of our corporate partners. This provides our corporate partners with the flexibility to incorporate our technology into their research and development programs or to contract with us to produce the antibodies. High affinity antibodies from our HuMAb-Mice have been made by some of our corporate partners in their own laboratories in addition to the ones we have made in our facility.

   Enabling More Efficient Product Development. In contrast to humanization or phage display, which require the cloning of an antibody gene and the generation of a recombinant cell line, the B cells generated in our HuMAb-Mice and Kirin's Tc Mice can be turned directly into hybridoma cell lines for human antibody production. Therefore, a supply of monoclonal antibodies can be produced quickly to allow the timely initiation of preclinical and clinical studies. Furthermore, since our human antibody technology can potentially produce multiple product candidates more quickly than humanization and phage display technology, preclinical testing can be conducted on several antibodies in parallel to identify the optimal product candidate which will be tested in clinical trials.

   Certainty of Intellectual Property Rights. We are not aware of any licenses required to create fully human antibodies to a target owned by the user except under patents owned or licensed by us. In contrast, various entities hold patents that may cover the chimerization or humanization of monoclonal antibodies. In addition, several companies and academic institutions have developed phage libraries for the creation of monoclonal antibodies, and a number of companies and academic research centers have received patents that may apply to the creation of phage-derived monoclonal antibodies.

Our Human Antibody Partnering Business

   We have established collaborations with the following 15 companies to use our technology to produce fully human antibodies to over 30 potential antigen targets. Under these collaborations, we and our corporate partners intend to generate antibody product candidates for the treatment of cancer, inflammation, transplant rejection, cardiovascular disease and other diseases.

                                                            Number of
Partner                                      Date           Antigens
-------                                      ----           ---------
Eisai                                        May 1993       Single
LeukoSite, Inc., a subsidiary of Millennium
 Pharmaceuticals, Inc.                       January 1995   Multiple
Centocor, a subsidiary of Johnson & Johnson  February 1997  Multiple
Schering AG                                  February 1998  Multiple
EluSys Therapeutics                          May 1998       Multiple
Bristol-Myers Squibb                         June 1998      Multiple
FibroGen                                     July 1998      Multiple
medac                                        September 1998 Single
Novartis                                     November 1998  Multiple
Immunex                                      January 1999   Multiple
Genmab                                       March 1999     Multiple
Eos Biotechnology                            August 1999    Multiple
Amgen                                        September 1999 Multiple
IDM                                          December 1999  Multiple
Kirin                                        December 1999  Multiple

   We expect that substantially all of our revenues over the next few years will come from payments from our existing and future corporate partners. These collaborations typically provide our corporate partners with access to our human antibody technology for the purpose of generating fully human antibodies to specific antigen targets identified by our corporate partners. In most cases, we provide our HuMAb-Mice to our corporate partners who then immunize the mice to generate fully human antibodies. In other cases, we may immunize the mice with our corporate partner's antigen.

   Most of our corporate partnerships share a similar structure. There is usually an initial period during which our corporate partner may elect to enter into a research license for antibodies to a particular designated target. Subsequently, our corporate partner may elect to obtain a commercial license for monoclonal antibodies to a particular target. Thereafter, our corporate partners typically are required to pay us milestone payments during various stages of the clinical trial and regulatory approval process. Upon commercialization, we are entitled to receive royalties on product sales.

   Most of our corporate partners have entered into multi-antigen collaborations with us that allow them to use our human antibody technology broadly throughout their research and development programs. In those cases, our corporate partners will need to obtain commercial licenses from us for any human monoclonal antibodies that they seek to commercialize. To date, a number of our corporate partners have elected to obtain a commercial license for monoclonal antibodies to several targets. In some cases, once a corporate partner has obtained a commercial license for a monoclonal antibody, we can no longer license our human antibody technology for that particular antibody.

   The financial terms of these collaborations typically include potential license fees and a series of milestone payments commencing upon initiation of clinical trials through commercialization which may total $7 million to $10 million per target if the antibody receives approval from the FDA and equivalent foreign agencies. In some cases, partners reimburse us for research conducted on their behalf, which includes immunization services and the creation of hybridomas. We are also entitled to receive royalties on product sales. Our corporate partners are generally responsible for all costs of product development, manufacturing and marketing.

Our Human Antibody Development Business

   Genomic research has identified over 100,000 human genes, many of which are expected to be disease-related. In many cases, these genes encode proteins that may be attractive targets for a monoclonal antibody- based product. We believe that our engineered mice, development experience and cGMP manufacturing facilities will allow us to rapidly create and develop numerous fully human antibodies based upon these targets. We intend to develop some of these product candidates for our own account and some in collaboration with other companies.

   In addition to our HuMAb-Mouse and Kirin's Tc Mouse antibody discovery technologies, we have considerable experience in clinical development and clinical supply antibody manufacturing. To facilitate the clinical testing and commercialization of antibody-based products for us and for our partners, we have assembled a team of experienced scientific, production and regulatory personnel. This team operates in our cGMP facility, which has a capacity of 10 kilograms of monoclonal antibody production per year. Over the last five years, we have received regulatory approval to commence clinical testing of seven products in five countries. By combining our HuMAb-Mouse technology for creating antibodies with our in-house development and manufacturing expertise, we have been able to progress from immunization to the filing of an IND in less than 12 months for one human antibody. We believe that our existing facilities are adequate for the production of materials for clinical trials of our products and for providing the services we offer to our corporate partners in connection with our human antibody technology. However, we do not currently have the capability to manufacture our products under development in large commercial quantities and have no experience in commercial-scale manufacturing.

   We are currently in discussion with several companies that have identified potential therapeutic targets or have created platforms for the identification of such targets. We are actively seeking the opportunity to in-license such targets, and we intend to invest a significant portion of the proceeds of this offering in acquiring the rights to these targets and in developing novel therapeutic products by making human antibodies that interact with the targets. We expect that we will develop such products at least through Phase II clinical testing. Upon the completion of Phase II testing, we may decide to fund further development or to find a corporate partner to complete the development of the product.

   We intend to participate with some of our corporate partners in the development of antibody products based on their novel targets. We are already in the process of developing a number of human antibodies. Our affiliate, Genmab, is conducting Phase I/II clinical trials of MDX-CD4, an anti-CD4 human antibody being developed for rheumatoid arthritis. CD4 is a receptor on T-cells that is believed to be associated with the inflammatory process. Additionally, we are developing MDX-101 internally. MDX-101 is a fully human antibody developed through the use of our HuMAb-Mouse technology that targets an immune receptor known as CTLA-4. This receptor, which is a protein found on the surface of T-cells, is believed by scientists to suppress the attack by immune system killer cells on tumors or infectious agents. By using a fully human antibody to block the activity of CTLA-4, we believe that patients' immune systems may be able to more potently attack foreign pathogens and cancers. We expect to begin initial clinical testing of MDX-101 in prostate cancer patients during 2000.

   We believe that our human antibody partnering business has allowed us to develop close relationships with numerous companies and institutions that may enhance our ability to acquire the rights to attractive therapeutic targets. Examples of potential therapeutic products to which we and our affiliates have acquired access through our human antibody partnering business include MDX-101, our anti-CTLA-4 product, which was acquired from Gilead Sciences, Inc., and Genmab's antibody product, which was acquired as part of our collaboration with Immunex. In each of these cases, we were able to acquire potentially valuable product opportunities as a result of our human antibody services-- that is, our ability to rapidly create, develop and initiate clinical testing of human monoclonal antibodies on behalf of corporate partners.

Our Genmab Joint Venture

   In March 1999, we and BankInvest Biomedical Development Venture Fund announced the formation of Genmab, a new Danish company established to develop and commercialize a portfolio of fully human antibodies derived from our HuMAb-Mouse technology. Genmab received funding of approximately $7.5 million; BankInvest VF was the lead investor with A/S Dansk Erhvervsinvestering and others as co-investors. We elected to accept a 45% equity ownership stake in Genmab in place of milestone payments and royalties. Genmab plans to take advantage of Denmark's high quality medical and research institutions to conduct clinical trials of human antibody products. Genmab will focus primarily on developing several products to treat inflammatory conditions, such as rheumatoid arthritis and psoriasis, and has received a license to certain of our rights to MDX-CD4, a fully human antibody in Phase I/II clinical trials for the treatment of rheumatoid arthritis. Genmab also has entered into a collaboration with Immunex to develop fully human antibodies to a molecule that appears to be involved in inflammatory and autoimmune diseases. Genmab has recently received notice from the Vaekst Fonden, a growth fund established by the government of Denmark, of its intention to provide additional financing of approximately $7 million. To date, Dr. Lisa Drakeman, our Senior Vice President--Business Development, has acted as Genmab's President and Chief Executive Officer. Dr. Lisa Drakeman does not receive any compensation from Genmab for these services. Upon Genmab's formation, Dr. Lisa Drakeman received approximately 2% of the equity of Genmab.

Our Corporate Collaborations

   Our HuMAb-Mouse Collaborations

   To date, we have entered into 15 collaborations to generate human antibody product candidates utilizing our HuMAb-Mouse technology.

   Eisai. In May 1993, we entered into a collaborative agreement with Eisai, a leading Japanese healthcare company, to fund the development and initial manufacturing of a human antibody product to a specific antigen. The Eisai agreement and subsequent amendments provide for $12 million of research payments as well as a further $18.5 million of milestone and other payments. To date, we have received research and milestone payments totaling $13.6 million. An IND was filed with the FDA in 1998 for the first of the HuMAb-Mouse products developed through this collaboration, and a Phase I clinical trial in rheumatoid arthritis commenced in January 1999. Eisai has exclusive marketing rights for Japan and for countries in Asia and Europe. We originally retained marketing rights for North America and the remaining parts of the world, which were licensed to Genmab in 1999. We are entitled to receive royalty payments on Eisai sales as well as payments for providing bulk product to Eisai.

   LeukoSite. In January 1995, we entered into a collaboration with LeukoSite, which is now a subsidiary of Millennium, to produce human antibodies from our HuMAb-Mouse against certain specified antigens. The term of the LeukoSite agreement and the research program to be conducted thereunder were extended in 1996. In February 1999, we and LeukoSite expanded this collaboration to allow LeukoSite the ability to utilize the HuMAb-Mouse system as part of its discovery research program. In exchange, we received additional rights to an anti IL-8 antibody that we were previously jointly developing with LeukoSite for the treatment of psoriasis. We could receive milestone payments and royalties on commercial sales of products developed and commercialized by LeukoSite using the HuMAb-Mouse technology.

   Centocor. In February 1997, we entered into a research and commercialization agreement with Centocor, which is now a subsidiary of Johnson & Johnson. The collaboration is focused on developing completely human antibodies to four antigens. The Centocor agreement provides for research payments to be paid to us, as well as an equity investment in our company of $4 million which was paid in 1998. In addition, we received $4 million in January 1999 for the exercise of Centocor's option for commercial rights to these antibodies and could receive up to an additional $48 million upon the achievement of various clinical milestones with respect to these antibodies. In turn, Centocor will have worldwide marketing and manufacturing rights to any resulting antibodies for which they have exercised their option for commercial rights, subject to the payment of royalties to us.

   Schering AG. In February 1998, we entered into a collaboration with Schering AG for the use of our HuMAb-Mouse technology in the production of fully human antibodies to a proprietary antigen. In May 1999, this collaboration was expanded to include additional antigens. We could receive research and development payments, a license fee, milestone payments and royalty payments on future product sales by Schering AG.

   EluSys. In May 1998, we entered into an antibody development agreement with EluSys, a privately held biotechnology company. Under this research collaboration and license agreement, EluSys will employ our HuMAb-Mouse technology to produce a fully human antibody to a proprietary target antigen. We could receive license fees, milestone payments and preclinical and clinical manufacturing payments plus royalty payments on future product sales by EluSys. In addition, we and EluSys will collaborate to develop a second human antibody to a different proprietary target antigen that will be shared by both companies.

   Bristol-Myers Squibb. In June 1998, we entered into a research agreement with Bristol-Myers Squibb involving our HuMAb-Mouse technology. Bristol-Myers Squibb is using the HuMAb-Mouse to create human antibodies to multiple antigens for use in their drug discovery programs. The agreement includes the option for Bristol-Myers Squibb to commercialize these antibodies with terms that could result in license fees and milestone payments, plus royalties.

   FibroGen. In July 1998, we and FibroGen, a privately held biotechnology company, entered into an antibody development agreement for potential anti-fibrotic therapies. We could receive research and development payments, license fees, milestone payments and royalty payments on future product sales by FibroGen. The agreement calls for us to use our HuMAb-Mouse technology to produce fully human antibodies against FibroGen's proprietary targets for exclusive use by FibroGen and its licensees. FibroGen's targets include connective tissue growth factor, or CTGF, and its processed fragments, bone morphogenic protein 1 and tolloids, key proteins implicated in fibrotic disease.

   medac. In September 1998, we entered into an antibody development agreement with medac, a privately held company. Under this research collaboration and license agreement, we are using our HuMAb-Mouse technology to produce a new bispecific antibody to treat Hodgkin's Lymphoma. We are employing our HuMAb-Mouse technology to generate a fully human monoclonal antibody to CD30, a potential cancer antigen for which medac claims proprietary rights.

   Novartis. In November 1998, we entered into a global licensing arrangement with Novartis involving our HuMAb-Mouse technology. Under the terms of the agreement, Novartis can use the HuMAb-Mouse technology throughout the entire Novartis organization for an unlimited number of targets for up to ten years. Under the terms of the arrangement, Novartis made an initial equity investment in our common stock of $2 million. Novartis made an additional $1 million equity investment in November, 1999. A further $3 million in equity purchases may be made after the initial five year term of the agreement. In addition, we could receive license fees, milestone payments and royalties on sales of products made utilizing the HuMAb-Mouse technology.

   Immunex. In January 1999, we entered into a license arrangement with Immunex involving our HuMAb-Mouse technology. Through this license, Immunex obtained the rights to use the HuMAb-Mouse technology throughout the entire Immunex organization for an unlimited number of targets for up to ten years. Under the terms of the agreement, we will receive technology access fees and could receive research payments, license fees and milestone payments, as well as royalties on commercial sales.

   Eos Biotechnology. In August 1999, we entered into a collaboration with Eos Biotechnology, a privately held genomics company, to generate human monoclonal antibodies to several target antigens identified through genomic research. Under this collaboration, we could receive research payments, license fees and milestone payments, as well as royalties on commercial sales.

   Amgen. In September 1999, we entered into a collaboration with Amgen to generate human monoclonal antibodies to multiple antigens. Under this collaboration, we have received research payments and may receive license fees and milestone payments, as well as royalties on commercial sales.

   IDM. In December 1999, we entered into a collaboration with IDM involving the use of our HuMAb-Mouse technology for the generation of fully human antibodies. Under the terms of the agreement, we could receive research payments, license fees and milestone payments as well as royalties on further commercial sales. The agreement allows IDM to access our antibody development technology for multiple targets. In addition, we intend to enter into an agreement which will make IDM our first partner for CTLA-4 blockade technology to enhance cancer vaccines. IDM intends to pursue an anti-CTLA-4 approach in conjunction with its proprietary Dendritophages(TM) as a cellular vaccine for the treatment of melanoma and prostate cancers.

   Kirin. In December 1999, we entered into a binding letter of intent with Kirin providing for the global commercialization of technology for creating fully human monoclonal antibodies. Under the terms of this letter of intent, Kirin was designated as the exclusive distributor of our HuMAb-Mouse technology in Asia, and we were designated as the exclusive distributor of Kirin's Tc Mouse outside of Asia. Kirin paid us $12 million in upfront fees and will pay certain additional payments over the term of this arrangement. We will exchange broad licenses with Kirin, subject to milestone and royalty payments, for in-house use of each other's technology for the development of human antibody therapeutic products. We will also initiate a research collaboration with Kirin to develop a novel approach to the creation of fully human antibodies by combining our proprietary technologies. The binding letter of intent with Kirin includes the principal terms of the transaction. These terms are not subject to change except upon mutual consent and will be incorporated into a definitive agreement. Any additional terms are subject to the execution of the definitive agreement. Under the terms of the letter of intent, any disagreements that arise with respect to such additional terms are subject to binding arbitration.

   Our Humanized and Murine Monoclonal Antibody Business

   With the rapid increase of antigen targets being developed, particularly by genomics companies, we have shifted the focus of our business and intend to concentrate our resources and efforts primarily on our fully human antibody development business. As a result, we have entered into a number of collaborations whereby our corporate partners will bear significant responsibility for the development and commercialization of certain of our humanized and murine monoclonal antibody-based products. Currently, these products employ murine and humanized monoclonal antibody technologies for the treatment of cancer, autoimmune disorders and ophthalmic conditions.

   Scil Biomedicals. In January 2000, we entered into a binding letter of intent with Scil Biomedicals GmbH for the development of MDX-210, our antibody-based product for the treatment of cancers overexpressing HER-2, for applications outside cellular therapy. Scil was formed by certain owners and senior executives of Boehringer Mannheim following the acquisition of Boehringer Mannheim by Roche Holding AG. MDX-210 is in Phase II trials for the treatment of patients with hormone refractory prostate cancer. Scil has agreed to pay us an upfront fee of $2 million and will pay all of the remaining costs of the Phase II trials and has agreed to fund 100% of the Phase III costs necessary to obtain regulatory approval in North America and Europe up to a maximum of $17 million. Scil will have the rights to commercialize MDX-210 in Europe, subject to royalties payable to us. If we elect to fund 50% of the Phase III costs, we will retain all rights outside of Europe; if we elect to have Scil pay all of the Phase III costs, we will share copromotion rights in North America with Scil.

   As part of this agreement, Scil has also acquired certain rights to MDX-RA. MDX-RA is an immunotoxin used to prevent secondary cataracts. MDX-RA is a type of monoclonal antibody linked to ricin, a plant-derived toxin, which is injected into the eye during primary cataract surgery after the insertion of a new intraocular lens. This immunotoxin is used to destroy residual lens epithelial cells, which, if left to grow, could cause opacification of the new intraocular lens resulting in the need for secondary cataract surgery. In 1998 there were approximately 2.2 million primary cataract surgeries and approximately 800,000 secondary cataract surgeries.

   A Phase III placebo controlled clinical trial of MDX-RA began in December 1997. In November 1998, we voluntarily suspended the Phase III trial after 565 patients had been treated. The reason for the suspension was the occurrence of serious adverse events, or SAEs, in seven patients receiving a placebo and six treated with MDX-RA. We believe that the cause of the SAEs resulted from the buffer solution used as part of the product. As a result of these SAEs, we have received a small number of claims, of which only three have resulted in lawsuits being filed. One of these lawsuits has been settled for an insubstantial amount. The others are in the very early stages. We believe our product liability insurance is sufficient to cover any such claims.

   Under the terms of our letter of intent, we will transfer our development rights for this product to Scil, which has agreed to undertake the continued development and commercialization of MDX-RA. Scil will pay 100% of the costs up to $8 million for clinical trials, regulatory filings and approvals and manufacturing scale up for development of MDX-RA in Europe, the Near East and North America. Thereafter, we will share all such costs with Scil equally except for costs for additional clinical studies that are required only for a specific territory, in which case the party having rights in that territory will pay 100% of such costs. Pursuant to the letter of intent, we received $2 million in upfront fees. In addition, Scil will pay us royalties on commercial sales and will be responsible for all third party royalties. We have agreed to pay Scil certain milestone payments up to $3 million. We will remain responsible for any claims relating to the prior clinical trials.

   The principal terms of the Scil collaboration are contained in the binding letter of intent and will be incorporated into a definitive agreement for each product. In the event we are unable to execute definitive agreements with Scil, we intend to seek additional collaborative partners for the development and commercialization of these products.

   Santen. We also have a strategic alliance with Santen pursuant to which Santen has obtained the exclusive marketing rights to MDX-RA in Japan. We have reached an understanding with Santen to modify the manufacturing and royalty provisions in the original agreement, as well as to provide us an option to reacquire commercial rights to the MDX-RA product for the Japanese market. In return, we allowed Santen to issue a contingent note in the amount of $1 million for the milestone payment which was due in January 1998 relating to the initiation of Phase III clinical trials of MDX-RA in the United States. In light of the suspension of the Phase III clinical trials, the time for payment of this note has been extended.

   Merck KGaA. We originally developed MDX-447 in conjunction with Merck KGaA. Merck has the rights to commercialize MDX-447 in Europe, to negotiate for co-marketing or co-promotion rights in the United States, and has a 50% commercial interest outside Europe and the United States. Pursuant to the IDM letter of intent, we expect to transfer our financial interest in MDX-447 to IDM, who will be responsible for its continuing development.

   IDM. In January 2000, we entered into a non-binding letter of intent with IDM which provides, among other things, for the development of MDX-210 for cellular therapy applications. We expect IDM to initiate a Phase III clinical trial of MDX-210 in ovarian cancer in connection with IDM's macrophage activated killer, or MAK, cells in the first half of 2000.

   The commercial rights to our MDX-447, MDX-220 and MDX-22 products are proposed to be transferred to IDM pursuant to this agreement. We will continue to collaborate with Merck KGaA and IDM in connection with MDX-447, a monoclonal antibody-based product for patients with tumors overexpressing the epidermal growth factor receptor, or EGFr. MDX-220 is in Phase I/II clinical trials for colon and prostate cancer. MDX-22 is in Phase II clinical trials for acute myeloid leukemia. IDM will pay all of the further costs of development of these products.

   Under the terms of the letter of intent, we are required to pay IDM $2 million upon the execution of a definitive agreement which we anticipate will occur during the first quarter of 2000. In addition, we are required to fund up to an additional $5 million in the event IDM does not complete a public or private financing of at least $7 million on or before December 31, 2000. The agreement provides for us to obtain approximately 43% of the equity of IDM.

   The IDM letter of intent contains the principal terms of the collaboration which are to be incorporated into a definitive agreement. In the event we are unable to reach a definitive agreement with IDM, we intend to seek out other corporate partners for the development and commercialization of these products.

   Aventis Behring. In April 1996, we announced a collaborative arrangement with Aventis Behring to jointly develop MDX-33, a humanized monoclonal antibody for the treatment of a variety of autoimmune hematological disorders. MDX-33 is designed for the treatment of ITP, an autoimmune condition in which patients' platelets are destroyed by their own immune systems. Conventional treatments include steroids, removal of the spleen and high doses of intravenous IgG. We believe that intravenous IgG creates an antibody blockade by overwhelming certain receptors on immune system killer cells with extremely large quantities of antibodies, thus minimizing the effects of the auto-antibodies. MDX-33 is designed to reduce the number of these receptors, and we believe that MDX-33 may achieve the same therapeutic results as large doses of IgG. MDX-33 is currently in Phase II clinical trials.

   Under the terms of the agreement, Aventis Behring will finance product development through Phase II clinical trials up to a maximum of $20 million. Upon successful completion of these clinical trials, Aventis Behring will also fund Phase III clinical trials, regulatory approvals and commercial launch costs. Subject to the terms of the agreement, Aventis Behring may pay us approximately $10 million for the achievement of specific milestones. Upon commercialization, Aventis Behring will have exclusive worldwide marketing rights to MDX-33 for autoimmune hematological disorders, and we will be entitled to royalty payments and may also manufacture the product for Aventis Behring.

   MDX-44. We are also internally developing MDX-44, our monoclonal antibody-based product for the treatment of psoriasis and other dermatological conditions. MDX-44 is an immunoconjugate consisting of a humanized antibody linked to ricin. Promising results of animal testing of MDX-44 were published in the January 2000 issue of Nature Biotechnology. We expect to have initial results of clinical testing of MDX-44 in patients with atopic dermatitis in 2000.

Our Cross License Agreement With Abgenix

   Prior to our acquisition of GenPharm, in 1994 Abgenix and related entities brought a lawsuit against GenPharm relating to intellectual property issues involved in creating transgenic mice capable of generating fully human antibodies. GenPharm filed counterclaims, and the litigation was settled in March 1997 upon the execution of a patent cross-license and settlement agreement. Under the terms of this agreement, GenPharm granted a license, on a non-exclusive basis, to certain of our patents, patent applications, third party licenses and inventions pertaining to the development and use of certain transgenic rodents, including mice, that produce fully human antibodies. In exchange for this license, GenPharm received payments in 1997, and after our acquisition of GenPharm we received payments, including interest, from Abgenix and its related parties which together totaled approximately $38.6 million. Neither Abgenix nor any of its related entities have any further payment obligations to us under the agreement. Neither we nor GenPharm were required to make any payments to Abgenix or any related entity under the terms of the agreement. The agreement also provides us with a non-exclusive license to certain intellectual property held by Abgenix.

Research Collaborations

   Utrecht University. Medarex Europe B.V., our wholly-owned European subsidiary, has established an alliance with Utrecht University, the largest research university in the Netherlands. Research is being conducted with the HuMAb-Mouse technology and related areas of immunotherapy.

Marketing

   Our potential products fall into two groups: those intended to be marketed and sold by us and those expected to be marketed by our corporate partners. We believe that a small sales force could successfully introduce and detail certain of our potential products which have concentrated marketplaces. Currently, we have no such sales force. We may develop our own internal sales force for these products if they proceed to commercialization.

   We acknowledge that the successful marketing of some of our potential products is beyond the capabilities of all but the largest pharmaceutical organizations. For this reason, we plan to license to major pharmaceutical companies individual products serving very large markets or those that will be widely distributed geographically, if the products are approved by the FDA.

   Our product licensing strategy is to require our licensees to fund our later stage development work on the licensed products. In addition to receiving royalties on sales, we may retain manufacturing and co-marketing or co-promotion rights to these products.

Manufacturing and Facilities

   We have leased approximately 43,000 square feet of laboratory, clinical trial production and office space in a modern facility on a research campus in Annandale, New Jersey, that was developed by Exxon Research and Engineering Company as its corporate research headquarters. The term of the lease expires on September 30, 2003, subject to review for an additional five years. We believe that this facility is well suited for clinical-grade production of monoclonal antibodies, since we have in place most utilities required for clinical-grade production of such antibodies, including a production unit designed to meet cGMP standards. By leasing this facility and spending modestly to adapt it, we believe that we have preserved a considerable amount of capital that might otherwise have been used to build a biopharmaceutical production facility. This facility has a capacity of 10 kilograms of monoclonal antibody production per year. We believe that our existing facilities are adequate for the production of materials for clinical trials of our products and for providing the services we offer to our corporate partners in connection with our human antibody technology. However, we do not currently have the capability to manufacture our products under development in large commercial quantities and have no experience in commercial-scale manufacturing.

   In January 1998, we entered into a four year lease for approximately 10,000 square feet in a modern facility located in San Jose, California. This space, which is owned by Becton Dickinson Corporation, includes an animal facility to house our HuMAb-Mice, research and development laboratories and administrative offices.

   In September 1999, we entered into a five year lease for approximately 6,000 square feet of administrative office space in a modern facility located in Princeton, New Jersey. This facility serves as our general corporate headquarters.

   In November 1999, we entered into a five year lease for approximately 12,000 square feet of administrative office space in a modern facility located in Annandale, New Jersey.

   The combined minimum annual lease commitments for these facilities is approximately $2.4 million, and the aggregate future minimum lease commitments over the remainder of the lease terms are approximately $6.9 million.

Regulatory Issues

   General. The production, distribution and marketing of products employing our technology and our research and development activities are subject to regulation for safety, efficacy and quality by numerous governmental authorities in the United States and other countries. In the United States, drugs and biologics are subject to extensive rigorous federal regulation including the requirement of approval by the FDA before marketing may begin and, to a lesser extent, state regulation. The Federal Food, Drug and Cosmetic Act and the Public Health Service Act both, as amended, and the regulations promulgated thereunder, and other federal and state statutes and regulations govern, among other things, the testing, manufacture, safety, efficacy, labeling, distribution, storage, record keeping, approval, advertising and promotion of our products. Product development and approval within this regulatory scheme, if successful, will take a number of years and involve the expenditure of substantial resources.

   Products employing our technology in the United States are regulated by the FDA in accordance with the Federal Food, Drug and Cosmetic Act, the Public Health Service Act, and other laws. The standard process required by the FDA before a therapeutic drug or biologic may be marketed in the United States includes:

  .  preclinical laboratory and animal tests;

  . submission to the FDA of an application for an IND, which must become effective before human clinical trials may commence;

  . preliminary human clinical studies to evaluate the drug or biologic and its manner of use; and

  . adequate and well-controlled human clinical trials to establish the safety and effectiveness of the drug and, in the case of a biologic, its potency as well for its intended therapeutic use.

   If the product is regulated as a drug, the FDA Center for Drug Evaluation and Research, or CDER, will require the submission and approval of a New Drug Application, or NDA, before commercial marketing may begin. If the product is regulated as a biologic such as antibodies, the FDA Center for Biologics Evaluation and Research, or CBER, will require the submission and approval of a Biologic License Application, or BLA, before commercial marketing may begin. As part of the NDA or BLA processes, the manufacturer is required to accumulate, and submit to the FDA for review and approval, a significant amount of data concerning the safety and effectiveness (and, in the case of a biologic, potency) from laboratory/animal testing and clinical studies, manufacturing, product stability and other studies to support the proposed clinical therapeutic use. Each domestic and foreign biopharmaceutical manufacturing establishment, including our contract manufacturers, must also be registered with the FDA and pass an inspection by the FDA prior to approval for commercial distribution. If they fail to pass the inspection, we will not receive approval to market these products.

   Under the Prescription Drug User Fee Act, the FDA receives fees for reviewing a BLA or NDA and supplements thereto, for each commercial manufacturing establishment and for each product. These fees can be significant; the NDA or BLA review fee can, by itself, exceed $270,000, although certain deferrals, waivers and reductions may be available. While user fees can be significant, they are not a significant expense in the overall cost of product development and the regulatory process. In addition, under the law and FDA regulations, each NDA or BLA submitted for FDA approval is reviewed usually within the 45 to 60 days following submission of the application for administrative completeness and reviewability. If deemed complete, the FDA will "file" the NDA or BLA, triggering substantive review of the application. The FDA can refuse to file any NDA or BLA that it deems incomplete or not easily reviewable. If the FDA refuses to file an application, the FDA will retain 25% percent of the user fee as a penalty. The application may be resubmitted after incorporating the additional information or changes demanded by the FDA, or it may be requested that the application be filed for substantive review over protest. In either case, a new NDA or BLA review fee may be required.

   Moreover, we are, or may become, subject to various federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory practices, the experimental use of animals and the use, storage, handling and disposal of waste and hazardous substances, including radioactive and toxic materials and infectious disease agents used in conjunction with our research work.

   Certain issues that have potential impact on future marketing of products employing our technology are summarized in the following paragraphs.

   Research, Development and the Clinical Trials Process. The production of therapeutic products generally involves research, development and human clinical trials.

   Research refers to the discovery or identification of potential product candidates, initial work on new applications of technology and other associated discovery work.

   Development involves the further evaluation of biological functions, testing in pre-clinical models, improvement of laboratory scale production methods, and the performance of other work necessary to optimize product performance prior to the commencement of clinical testing in humans.

   Before a therapeutic product may be sold in the United States and other countries, clinical trials of the product must be conducted and the results submitted to the appropriate regulatory agencies for approval. In the United States, these clinical trial programs generally involve a three-phase process. Typically, Phase I studies are conducted in small numbers of healthy volunteers or, on occasion, in patients afflicted with the target disease, to determine the early side effect profile and the pattern of drug pharmacokinetics distribution and metabolism. In Phase II, studies are conducted in larger groups of patients afflicted with the target disease to validate the clinical end point, to determine preliminary efficacy, optimal dosages and expanded evidence of the safety profile. In Phase III, large-scale clinical trials involving hundreds of patients are conducted in patients with the target disease to provide sufficient data for the statistical proof of efficacy and safety required by U.S. and foreign regulatory agencies. Such Phase III trials must be well-controlled, and success of such trials often depends on whether the required level of control is maintained. Maintenance of such control is very difficult and we cannot assure you that such control will be maintained and be performed in compliance with good clinical practice, or GCP, regulations. The clinical trial process may take three to six years or more to complete and there can be no assurance that the data collected will be in compliance with GCP regulation, that the data will demonstrate that the product is safe or effective or, in the case of a biologic product, potent as well, or will provide sufficient data to support FDA approval of the product. After FDA approval to market under an NDA or BLA, the FDA may require us to perform Phase IV post-marketing studies as a condition of approval.

   In the case of drugs for cancer and certain other diseases, the initial human testing may be done in patients rather than in healthy volunteers. Because these patients are already afflicted with the target disease, it is possible that such studies will provide results traditionally obtained in Phase II studies. These studies are referred to as "Phase I/II" studies. Notwithstanding the foregoing, even if patients are used in initial human testing and a "Phase I/II" study carried out, the sponsor is still responsible for obtaining all the data usually obtained in both Phase I and Phase II studies.

   We and our collaborative partners also will be subject to widely varying foreign regulations governing clinical trials and pharmaceutical sales which may be different from those of the FDA. Whether or not FDA approval has been obtained, a separate approval of a product by the comparable regulatory authorities of foreign countries must be obtained prior to the commencement of product marketing in these countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA approval. We intend, to the extent possible, to rely on foreign licensees to obtain regulatory approval for marketing products employing our technology in foreign countries. In addition, under current law, there are significant restrictions on the export of products not approved by the FDA depending on the country involved and the status of the product in that country.

   Regulatory approval to market a biologic or a new drug ordinarily takes three to six years or more and involves the expenditure of substantial resources. Approval time depends on a number of factors, including the period of review at the FDA, the number of questions posed by the FDA during review, how long it takes us to respond to the FDA questions, the severity of the disease in question, the availability of alternative treatments, the availability of clinical investigators and eligible patients, the rate of enrollment of patients in clinical trials and the risks and benefits demonstrated in the clinical trials.

   Currently, only one product employing our fully human antibody technology, MDX-CD4, has entered into Phase I clinical trials. This product is designed for the treatment of rheumatoid arthritis. No products employing our human antibody technology have been approved by the FDA for sale.

   Treatment IND Status. Treatment protocols and INDs for products employing our technology may also be submitted. The FDA may allow treatment protocols or products for patients with life-threatening and severely debilitating diseases especially where no satisfactory alternative therapy exists. The purpose of these regulations is to facilitate the availability of new investigational products to desperately ill patients before FDA approval for marketing begins. We or our collaborative partners may be able to recover some of the costs of production, manufacture, research, development and handling prior to market approval if patients are allowed to be charged for the product used in such studies. Notwithstanding the foregoing, there are specific conditions which must be met before a sponsor may charge reimbursement costs for an IND product, including notifying the FDA in writing in advance. The FDA may notify the sponsor that it is not authorized to charge for the products.

   Drug and Biologics for Serious or Life-Threatening Illnesses. The Federal Food, Drug and Cosmetic Act and FDA regulations provide certain mechanisms for the accelerated approval of products intended to treat serious or life-threatening conditions, which have been studied for safety and effectiveness, and which demonstrate the potential to address unmet medical needs for such conditions. The procedures permit early consultation and commitment from the FDA regarding pre-clinical and clinical studies necessary to gain marketing approval. Provisions of this regulatory framework also permit, in certain cases, NDAs or BLAs to be approved on the basis of Phase II clinical study results or on the basis of valid surrogate markers of product effectiveness, thus accelerating the normal approval process. Certain products employing our human antibody technology might qualify for this accelerated regulatory procedure although we cannot assure you that the FDA will agree. Notwithstanding the foregoing, approval may be denied by the FDA or additional Phase III studies may be required. The FDA may also require our agreement to perform post-approval Phase IV studies as a condition of such early approval.

Patents, Trademarks, Trade Secrets and Licenses

   Proprietary protection for our products, processes and know-how is important to our business. Our policy is to file patent applications to protect technology, inventions, and improvements that we consider important to the development of our business. We also rely upon trade secrets, know-how and continuing technological innovation to develop and maintain our competitive position. We plan to aggressively prosecute and defend our patents and proprietary technology.

   Currently, we hold 10 issued patents and allowed patent applications in the United States, and 16 issued patents in foreign countries including Europe, Japan, Korea, Canada and Australia, among others, covering aspects of our HuMAb-Mouse technology and products. These patents, almost all of which are in the same patent family, include the transgene, the transgenic mouse, methods of obtaining high affinity antibodies, and composition of matter claims for high affinity antibodies, among others. These patents have expiration dates beginning 2011. We also have more than 25 related pending U.S. and foreign patent applications covering aspects of our HuMAb-Mouse technology and products. Additionally, we hold exclusive and non-exclusive licenses to various pertinent technologies relating to our HuMAb-Mouse technology. For example, these technologies include microinjection of transgene DNA, homologous recombination, chomosome transfer, yeast artificial chromosome transgene technology and other relevant technologies. We also hold an exclusive license from The University of California covering aspects of our anti-CTLA-4 human monoclonal antibody product.

   In addition to patent coverage for our HuMAb-Mouse technology, we currently hold 21 patents and allowed patent applications in the United States, and 26 patents in foreign countries including Europe, Japan, Korea, Canada and Australia among others, covering aspects of our bispecific molecule technology and bispecific products. These patents have expiration dates from 2007-2016. In addition, we have more than 75 pending U.S. and foreign patent applications also covering aspects of our bispecific molecule technology and bispecific products. In particular, we hold United States and European patents covering our trigger antibody which binds to the type I human receptor molecule, as well as bispecific molecules which incorporate the trigger antibody. We also hold exclusive and non-exclusive licenses to technologies owned by third parties relating to certain aspects of our bispecific and human monoclonal antibody technologies. For example, we hold a license from Merck KGaA for its anti-EGFr antibody used in the production of MDX-447, a bispecific antibody directed against the EGF receptor, and a license from Chiron Corporation for its anti-HER2/neu antibody used in the production of MDX-210, a bispecific antibody directed against the HER2/neu receptor.

   In addition, we also hold registered trademarks on our corporate name Medarex(R) and on the term Putting the Immune System to Work(R) in the United States and Europe and have made applications for the registration of these marks in Canada.

Competition

   We face competition in several different forms. First, our human antibody development activities currently face competition from one principal competitor and from other technologies. The actual products being developed by our collaborators or by us also face actual and potential competition.

   We face competition from many companies that provide the services of generating murine, humanized or human monoclonal antibodies. Our principal competitor for our human antibody technology is Abgenix. As a result of the cross licensing agreement, Abgenix offers to potential partners the use of its transgenic mice known as XenoMice(TM), that, according to Abgenix, are capable of generating fully human monoclonal antibodies. Numerous companies have expertise in the realm of humanization technology, such as Genentech, Protein Design Labs, and with phage display technology, such as Cambridge Antibody Technology, Dyax Corp. and MorphoSys.

   The development of biotechnology and pharmaceutical products is a highly competitive business subject to rapid technological change. We know of several pharmaceutical and biotechnology companies conducting research or development on monoclonal antibodies and related fields. Some of these companies are pursuing product development efforts for the same disease areas as we or our partners are pursuing.

   Other technologies can also be applied to the treatment of the diseases that we or our partners are pursuing. For example, immunoconjugates, monoclonal antibodies linked to toxins or radioactive isotypes, are being developed by others. In addition, the application of recombinant DNA technology to develop potential products consisting of proteins (cytokines) that occur normally in the body in small amounts has been underway for some time. Included in this group are Interleukin-2, interferons alpha, beta and gamma, tumor necrosis factor, or TNF, colony stimulating factors and a number of other biological response modifiers.

   Continuing development of conventional chemotherapies and other drugs by large pharmaceutical companies carries with it the potential for discovery of an agent active against various solid tumor cancers. In particular, we are aware that Genentech, Inc. has developed a monoclonal antibody-based product that targets HER-2 that may be competitive with MDX-210. We are also aware that ImClone Systems, Inc. has published reports indicating that it is developing monoclonal antibody-based products targeting EGFr that may be competitive with MDX-447. ITP is currently being treated with WinRhoSDF(TM) sold by Nabi(R), IVIgG and steroids, all of which have had limited success. Rheumatoid arthritis is currently being treated with a number of compounds and a number of monoclonal antibodies, including antibodies against TNF and CD4. Anti-TNF and Anti-CDH antibodies are being developed by a number of companies including Centocor, IDEC Pharmaceuticals, SmithKline Beecham and others.

   Significant competitors in the development and marketing of ophthalmic pharmaceuticals include companies such as: Alcon Laboratories, Inc. (a division of Nestle, S.A.), Allergan Inc., Merck & Co., Novartis Vision Ophthalmics (a division of Novartis), Chiron Vision (a division of Bausch & Lomb, Inc.), Pharmacia & Upjohn, Inc., along with other smaller companies.

   With respect to the prevention of secondary cataracts, we are not aware of any commercial competitor with a competing product on the market. Prizm Pharmaceuticals, Inc., has announced plans to develop a macromolecular protein-toxin conjugate. Prizm has been informed that if it commercializes such conjugate, it would infringe certain of our patent rights. Pharmacia & Upjohn, Inc. has a research-stage project related to the reduction of secondary cataracts. Efforts of other competitors with respect to secondary cataracts have been primarily directed toward enhanced surgical techniques, alternative intraocular lens designs and certain pharmacologic approaches.

Employees

   As of December 31, 1999, we employed 93 persons, of whom 15 hold Ph.D. degrees and 23 hold other advanced degrees. Approximately 68 employees are engaged in research and development activities. There are 19 employees involved in business development, intellectual property, finance and other administrative functions. None of our employees is covered by a collective bargaining agreement. We have entered into employment contracts and consulting agreements with certain of our executive officers and directors.

   Our success will depend in large part upon our ability to attract and retain employees. We face competition for employees from other companies, research and academic institutions, government agencies and other organizations. We believe we maintain good relations with our employees.

Legal Proceedings

   In the ordinary course of our business, we are at times subject to various legal proceedings. We do not believe that any of our current legal proceedings, individually or in the aggregate, will have a material adverse effect on our operations or financial condition.

                                  MANAGEMENT

Executive Officers And Directors

   Set forth below is certain information concerning our executive officers and directors.

 Name                                  Age Position
 ----                                  --- --------
 Irwin Lerner, M.B.A. ................  69 Chairman of the Board
 Donald L. Drakeman, J.D., Ph.D. .....  46 President and Chief Executive
                                            Officer, Director
 Michael A. Appelbaum, J.D., C.P.A. ..  54 Executive Vice President-Finance and
                                            Administration, Secretary,
                                            Treasurer and Chief Financial
                                            Officer-Director
 Lisa N. Drakeman, Ph.D. .............  46 Senior Vice President-Business
                                            Development
 Yashwant M. Deo, Ph.D. ..............  46 Senior Vice President-Operations,
                                            Research and Development and
                                            Regulation Compliance
 Randall T. Curnow, M.D. .............  57 Senior Vice President and Chief
                                            Medical Officer
 Nils Lonberg, Ph.D. .................  43 Senior Vice President-Scientific
                                            Director-GenPharm
 Julius A. Vida, Ph.D. ...............  71 Director
 Frederick B. Craves, Ph.D. ..........  54 Director
 Michael W. Fanger, Ph.D. ............  59 Director
 W. Leigh Thompson, M.D., Ph.D........  61 Director
 Charles R. Schaller..................  63 Director
 Robert Iggulden......................  58 Director

   Irwin Lerner. Mr. Lerner has been a Director since September 8, 1995. On May 19, 1997, Mr. Lerner became Chairman of the Board of Directors. Mr. Lerner served as the Chairman of the Board of Directors of Sequana Therapeutics, Inc., a publicly-traded biotechnology company, from May 1995 until January 1998. Mr. Lerner served as Chairman of the Board of Directors and of the Executive Committee of Hoffmann-La Roche, Inc., a pharmaceutical and health care company, from January 1993 until his retirement in September 1993, and also served as President and Chief Executive Officer from 1980 through December 1992. Mr. Lerner served for 12 years on the Board of the Pharmaceutical Manufacturers' Association, where he chaired the Association's FDA Issues Committee. Mr. Lerner received a B.S. and an M.B.A. from Rutgers University. He is currently Distinguished Executive-in-Residence at Rutgers University Graduate School of Management. Mr. Lerner is also a Director of Public Service Enterprise Group Incorporated, a publicly-traded diversified public utility holding company, Humana Inc., a publicly-traded health care company, as well as CoVance, Inc., and V.I. Technologies, Inc., publicly-traded biotechnology companies.

   Donald L. Drakeman, Ph.D. Dr. Drakeman has been our President, Chief Executive Officer and a Director since our inception in 1987. Dr. Drakeman also serves as Chairman of the Board and Chief Executive Officer of our wholly-owned subsidiary, GenPharm. Dr. Drakeman graduated from Dartmouth College and holds a law degree from Columbia University, where he was a Harlan Fiske Stone scholar, and a Ph.D. in the humanities from Princeton University, where he has served as a member of the faculty.

   Michael A. Appelbaum. Mr. Appelbaum has been a Director since April 3, 1991. Mr. Appelbaum is our Executive Vice President-Finance and Administration, Secretary, Treasurer and Chief Financial Officer.
Mr. Appelbaum is also the President and Chief Operating Officer of our wholly-owned subsidiary, GenPharm. Mr. Appelbaum joined us on a full-time basis on July 29, 1991. Mr. Appelbaum, who has been employed as a certified public accountant with Ernst & Young LLP, is also an attorney. He graduated from Fairleigh Dickinson University and Suffolk University School of Law.

   Julius A. Vida, Ph.D. Dr. Vida has been a Director since February 9, 1994. Since 1993, Dr. Vida has been a self-employed pharmaceutical consultant with VIDA International Pharmaceutical Consultants, Inc. From 1975 until his retirement in 1993, Dr. Vida held various positions at Bristol-Myers Squibb and its predecessors. From

1991 until 1993, Dr. Vida was Vice President, Business Development, Licensing and Strategic Planning, and from 1985 until 1991, he was Vice President, Licensing. Dr. Vida graduated from Pazmany Peter University, Budapest, Hungary, holds an M.S. and a Ph.D. in Organic Chemistry from Carnegie Institute of Technology, was a Postdoctoral Fellow at Harvard University, and holds an M.B.A. from Columbia University. Dr. Vida is also a Director of Biomatrix, Inc., Supergen, Inc., and Orphan Medical, Inc., publicly-traded biotechnology companies.

   Frederick B. Craves, Ph.D. Dr. Craves has been a Director since August 4, 1998. In June 1997, Dr. Craves founded Bay City Capital Management LLC, a merchant bank providing advisory services and investing in life science companies, and has served as Chairman and Managing Director since that company's inception. In November 1996, Dr. Craves founded the Craves Group LLC, and in January 1994, Dr. Craves co-founded Burrill & Craves, each an investment company. Dr. Craves is Chairman of the Board and acting Chief Executive Officer of Epoch Pharmaceuticals, Chairman of the Board of NeoRx Corporation and is a Director of Incyte Pharmaceuticals, Inc., publicly-traded biotechnology companies. Dr. Craves holds a Ph.D. degree in Pharmacology and Experimental Toxicology from the University of California San Francisco Medical Center.

   Michael W. Fanger, Ph.D. Dr. Fanger has been a Director and Chairman of our Scientific Advisory Board since our inception in 1987 and was our Secretary from May 18, 1990 until April 3, 1991. Dr. Fanger has been Chairman of the Department of Microbiology at Dartmouth Medical School since July 1992 and a Professor of Microbiology and Medicine since 1981. Dr. Fanger is a graduate of Wabash College and received a Ph.D. degree in Biochemistry from Yale University.

   Dr. W. Leigh Thompson, Jr. Dr. Thompson has been a Director since April 12, 1996. Dr. Thompson is currently the President and Chief Executive Officer of Profound Quality Resources Ltd., consultants to the health care industry. During 1994, Dr. Thompson served as the Chief Scientific Officer of Eli Lilly and Company. From 1982 until 1994, Dr. Thompson held various management positions with Lilly Research Laboratories, a subsidiary of Eli Lilly and Company, including Executive Director, Clinical Investigation and Regulatory Affairs from 1982 until 1986, Vice President from 1986 until 1988, Group Vice President from 1988 until 1993 and Executive Vice President from 1993 until 1994 in charge of all of that company's pharmaceutical and animal health research except process chemistry. Dr. Thompson was also a Professor of Medicine at Indiana University from 1984 to 1995. Dr. Thompson received a B.S. from the College of Charleston, M.S. and Ph. D. in Pharmacology from the Medical University of South Carolina and an M.D. from The Johns Hopkins University. Dr. Thompson is a director of BAS, Inc., DepoMed, Inc., Corvas International, Inc., Orphan Medical, Inc. and DNX/Chrysalis, Inc., publicly-traded biotechnology companies.

   Charles R. Schaller. Mr. Schaller has been a Director since our inception in 1987, and was Chairman of our Board of Directors until May 1997. Since 1989, Mr. Schaller has been a chemical industry management consultant and is currently a Director and the Secretary of Astro Power, Inc., a publicly-traded company engaged in the commercialization of silicon film solar cells. Mr. Schaller holds a bachelor's degree in engineering from Yale University and is a graduate of the program in management development at Harvard Business School.

   Robert Iggulden. Mr. Iggulden has been a Director since May 1996. Mr. Iggulden has been the Chairman and Managing Director of Openview Limited, an English venture capital firm, since 1990. Mr. Iggulden is also a member of the investment review team of Rothschild Asset Management Limited.

   Lisa N. Drakeman, Ph.D. Dr. Drakeman is our Senior Vice President-Business Development. Dr. Drakeman joined us in 1989 on a part-time basis and on a full-time basis in 1991. Dr. Drakeman is also Chief Executive Officer of Genmab. Dr. Drakeman graduated from Mount Holyoke College, received an M.A. degree from Rutgers University, and a Ph.D. in the humanities from Princeton University.

   Dr. Randall T. Curnow. Dr. Curnow is our Senior Vice President and Chief Medical Officer. Dr. Curnow joined us on May 20, 1996. Prior to joining us, Dr. Curnow held several positions at Glaxo, Inc., including as Vice President, Health Science Affairs from September 1993 until September 1995 and Vice President,

Regulatory Affairs from December 1990 until September 1993. Dr. Curnow received both his B.S. degree and M.D. degree from the University of Nebraska.

   Yashwant M. Deo, Ph.D. Dr. Deo is our Senior Vice President-Operations, Research and Development and Regulatory Compliance. Dr. Deo joined us on July 15, 1993. Dr. Deo served as Vice President of Process Development from June 1992 until July 1993 and as Director of Cell Culture R&D at Centocor from July 1988 until June 1992. Dr. Deo received his Bachelor of Science degree from the University of Poona (India), Master of Science degree from G.B. Pant University (India) and Ph.D. degree in Fermentation Technology from the University of Calgary (Canada), where he was an I.W. Killam Scholar.

   Nils Lonberg, Ph.D. Dr. Lonberg is the Senior Vice President-Scientific Director of our wholly-owned subsidiary, GenPharm. Dr. Lonberg joined GenPharm in 1990 as a Senior Scientist and was promoted to Director, Molecular Biology in 1994. Prior to joining GenPharm, Dr. Lonberg was a Post-Doctoral Fellow at Memorial Sloan-Kettering Cancer Center in Manhattan. He received his Ph.D. in Biochemistry and Molecular Biology from Harvard University in 1985.

   Dr. Donald L. Drakeman and Dr. Lisa N. Drakeman are husband and wife. There are no other family relationships among any of our directors or executive officers.

                            PRINCIPAL STOCKHOLDERS

   The following table sets forth as of January 14, 2000, the number of shares and percentage of our common stock held by (i) each person who owns of record or who is known by us to "beneficially own" more than 5% of our common stock,
(ii) each of our executive officers and directors, and (iii) all of our officers and directors as a group. As of January 14, 2000, we had 32,438,036 shares of common stock issued and outstanding.

   "Beneficial ownership" is broadly defined by the SEC to mean more than ownership in the usual sense. So, for example, a person "beneficially" owns our common stock not only if he or she holds it directly, but also if he or she indirectly, through a relationship, a position as a director or trustee, or a contract or understanding, has, or shares, the power to vote the stock, or to sell it, or if he or she has the right to acquire it within 60 days.

                                                                 Percent Owned
                                                               -----------------
                                                   Amount and
                                                   Nature of
                                                   Beneficial  Prior to  After
 Officers, Directors and Principal Stockholders   Ownership(1) Offering Offering
 ----------------------------------------------   ------------ -------- --------
 BCC Acquisition I LLC (2)......................   4,176,673     12.7%    12.1%
  c/o Bay City Capital
  750 Battery Street, Suite 600
  San Francisco, CA 94111
 Donald L. Drakeman (3).........................     943,178      2.8%     2.7%
 Michael Fanger (4).............................     523,637      1.6%     1.5%
 Michael A. Appelbaum (5).......................     174,582        *        *
 Yashwant M. Deo (6)............................     192,400        *        *
 Charles R. Schaller (7)........................     166,636        *        *
 Lisa Drakeman (8)..............................     943,178      2.8%     2.7%
 Fred B. Craves (9).............................     173,390        *        *
 Randall T. Curnow (10).........................     145,000        *        *
 Nils Lonberg (11)..............................     165,553        *        *
 Irwin Lerner (12)..............................     135,000        *        *
 Julius A. Vida (13)............................      71,768        *        *
 W. Leigh Thompson, Jr. (14)....................      53,000        *        *
 Robert Iggulden (15)...........................      53,000        *        *
 All officers and directors as a group (13
  persons) (16).................................   2,797,144      8.1%     7.7%

--------
 * Less than 1%.
 (1) The persons named in the table above have sole voting and investment power with respect to all shares of our Common Stock shown as beneficially owned by them subject to community property laws where applicable and the information contained in this table and these notes.
 (2) Includes 454,796 shares issuable pursuant to immediately exercisable warrants.
 (3) Includes 15,000 shares held by Dr. Donald L. Drakeman's wife, Dr. Lisa N. Drakeman, 154,000 shares issuable pursuant to immediately exercisable options held by Dr. Lisa N. Drakeman, and 15,536 shares held in trusts for the benefit of Cynthia and Amy Drakeman. Dr. Lisa N. Drakeman is the trustee of such trusts. Also includes 333,000 shares issuable pursuant to immediately exercisable options and 391,067 phantom stock units.
 (4) Includes 30,000 shares issuable pursuant to immediately exercisable options and 80,000 shares held by Dr. Fanger's wife. Also includes 102,917 phantom stock units.
 (5) Includes 152,000 shares issuable pursuant to immediately exercisable options and 20,582 phantom stock units.
 (6) Represents 192,400 shares issuable pursuant to immediately exercisable options.
 (7) Includes 106,300 shares issuable pursuant to immediately exercisable options and 14,211 phantom stock units.

 (8) Includes 34,575 shares, 333,000 shares issuable pursuant to immediately exercisable options and 391,067 phantom stock units held by Dr. Donald L. Drakeman, Dr. Lisa N. Drakeman's husband. Includes 15,536 shares of the Company's Common Stock held in trust for the benefit of Cynthia and Amy Drakeman, Dr. Drakeman's minor children. Dr. Lisa N. Drakeman is the trustee of such trusts. Includes 154,000 shares issuable pursuant to immediately exercisable options.
 (9) Includes 109,954 shares held by BCC Acquisition I LLC and 13,436 shares issuable pursuant to immediately exercisable warrants held by BCC Acquisition I LLC. Includes 50,000 shares issuable pursuant to immediately exercisable options
(10) Represents 145,000 shares issuable pursuant to immediately exercisable options.
(11) Includes 137,000 shares issuable pursuant to immediately exercisable options.
(12) Includes 120,000 shares issuable pursuant to immediately exercisable options.
(13) Includes 67,500 shares issuable pursuant to immediately exercisable options. Also, includes 103 shares held by Dr. Vida's son and 1,165 shares held by Dr. Vida's wife.
(14) Represents 53,000 shares issuable pursuant to immediately exercisable options.
(15) Represents 53,000 shares issuable pursuant to immediately exercisable options.
(16) Includes 1,606,636 shares issuable pursuant to immediately exercisable options and warrants and 528,777 phantom stock units.

                         DESCRIPTION OF CAPITAL STOCK

General

   Our restated certificate of incorporation authorizes the issuance of up to 40,000,000 shares of common stock, $.01 par value per share and authorizes the issuance of up to 2,000,000 shares of preferred stock, $1.00 par value per share, the rights and preferences of which may be established form time to time by the Board of Directors. As of January 14, 2000, 32,438,036 shares of common stock were issued and outstanding. At our annual meeting of shareholders to be held in May 2000, we intend to seek approval from our shareholders for an amendment to our restated certificate of incorporation to increase the number of authorized shares of capital stock to 110,000,000, consisting of 100,000,000 shares of common stock, par value $.01 per share and 10,000,000 shares of preferred stock, par value $1.00 per share. In addition, we intend to seek approval from our shareholders of a new stock option plan providing for the issuance of options to purchase up to 1,000,000 shares of our common stock.

Common Stock

   Each share of common stock entitles the holder thereof to one vote on all matters submitted to a vote of the stockholders. Since the holders of common stock do not have cumulative voting rights, holders of more than 50% of the outstanding shares can elect all of our Directors and holders of the remaining shares by themselves cannot elect any Directors. The holders of common stock do not have preemptive rights or rights to convert their common stock into other securities. Holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of common stock have the right to a ratable portion of the assets remaining after payment of liabilities. All shares of common stock outstanding and to be outstanding upon completion of this offering are and will be fully paid and non-assessable.

Preferred Stock

   Our authorized preferred stock consists of 2,000,000 shares, par value $1.00 per share. Our restated certificate of incorporation grants the Board of Directors the authority to issue by resolution shares of preferred stock in one or more series and to fix the number of shares constituting any such series, the voting powers, if any, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the rate or rates at which, and the other terms and conditions on which, dividends shall be payable; whether and on what terms the shares constituting any series shall be redeemable, subject to sinking fund provisions, or convertible or exchangeable; and the liquidation preferences, if any, of such series, without any further vote or action by the stockholders. For example, the Board of Directors is authorized to issue a series of preferred stock that would have the right to vote, separately or with any other series of preferred stock, on any proposed amendment to our restated certificate of incorporation, or any other proposed corporate action, including business combinations and other transactions. The Board of Directors currently does not contemplate the issuance of any preferred stock and is not aware of any pending or proposed transactions that would be affected by such issuance.

   The authorization of undesignated preferred stock makes it possible for the Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company. The amendment of any of these provisions would require approval by holders of at least 66 2/3% of the outstanding common stock.

Warrants

   As of January 14, 2000, a total of 454,796 shares of common stock were issuable upon exercise of outstanding warrants. The warrants, all of which are currently exercisable, have an exercise price of $10.00 per share expiring in 2006. The warrants have standard anti-dilution provisions including adjustments for stock splits, reverse stock splits, stock dividends and capital reorganizations and include cashless exercise provisions.

Certain Special Charter and By-Law Provisions

   Our restated certificate of incorporation and by-laws contain certain provisions that may delay, defer or prevent a change in control. Specifically, the Board of Directors is classified. Directors are elected for three year terms with only one class of board members elected each year. In addition, the by-laws provide that special meetings of shareholders may be called only by the President, the Chief Executive Officer, the Chairman of the Board of Directors or the Board of Directors.

   Furthermore, our restated certificate of incorporation, as amended, incorporates all of the provisions of the New Jersey Shareholders Protection Act (the "New Jersey Act"), which provides that resident New Jersey corporations may not engage in certain Business Combinations with any Interested Stockholder (as such terms are defined therein) for a period of five years following the date that such Interested Stockholder became the owner, directly or indirectly, of 10% or more of the voting power of our company, unless (i) such transaction is approved by our Board of Directors prior to the acquisition date, or (ii) the holders of two-thirds (66 2/3%) of our voting stock, excluding the shares of the Interested Stockholder, approve such transaction. The New Jersey Act also precludes the purchase by us (except as hereinafter noted) at a premium over market of any of our voting stock from an Interested Stockholder who has owned such securities for less than five years. Notwithstanding the foregoing, such a purchase would be permitted if the same offer were made to all other holders of the same kind of securities, or the transaction were approved by the holders of 66 2/3% of our outstanding voting stock excluding the shares of any Interested Stockholder, or the Board of Directors approved such a transaction prior to such Interested Stockholder's acquisition date. Our restated certificate of incorporation, as amended, does not provide for any additional anti-takeover protections other than those set forth in the New Jersey Act.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company, Two Broadway, New York, New York 10004.

                                 UNDERWRITERS

   Under the terms and conditions contained in an underwriting agreement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Hambrecht & Quist LLC, Dain Rauscher Incorporated and Warburg Dillon Read LLC, are acting as representatives, have severally agreed to purchase, and we have agreed, severally, to sell to them, the respective number of shares of common stock set forth opposite the names of the underwriters below:

                                                                       Number of
      Name                                                              Shares
      ----                                                             ---------
      Morgan Stanley & Co. Incorporated...............................
      Hambrecht & Quist LLC...........................................
      Dain Rauscher Incorporated......................................
      Warburg Dillon Read LLC.........................................
          Total.......................................................

   The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered in this offering are subject to the approval of various legal matters by their counsel and to other delineated conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered in this offering, other than those covered by the underwriters' over-allotment option described below, if any shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' overallotment described below.

   The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and part to dealers at a price that represents a
concession not in excess of $             a share under the public offering
price. Any underwriter may allow, and the dealers may reallow, a concession
not in excess of $     a share to other underwriters or to certain dealers.
After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

   We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 262,500 additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered in this prospectus. To the extent such option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of common stock as the number set forth next to such underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all underwriters in the preceding table. If the underwriters' over-allotment option is exercised in
full, the total price to public would be $              , the total
underwriters' discounts and commission would be $     and total proceeds to us
would be $               and $               , respectively.

   We estimate expenses payable by us in connection with this offering, other than the estimated underwriting discounts and commissions referred to above,
will be approximately $     .

   We, our directors and executive officers, as well as certain of our stockholders holding an aggregate of 4,176,673 shares have each agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, during the period ending 90 days after the date of this prospectus, he, she or it will not, subject to limited exceptions, directly or indirectly:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (whether such shares or any such securities are then owned by such person or are thereafter acquired directly from us); or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The restrictions described in the previous paragraph do not apply to:

  .  the sale of shares to the underwriters;

  . the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

  . the issuance by us of additional options to purchase shares of common stock under our existing stock option plans, provided that those options are not exercisable during the 90-day lock-up period.

   In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases the previously distributed shares of common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

   The underwriters and dealers may engage in passive market making transactions in the common stock in accordance with Rule 103 of Regulation M promulgated by the Securities and Exchange Commission. In general, a passive market maker may not bid for, or purchase, the common stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the common stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such or maintain the market price of the common stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

   We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

   The validity of the common stock offered hereby has been passed upon for us by Satterlee Stephens Burke & Burke LLP, New York, New York. Dwight A. Kinsey, Esq., a partner of Satterlee Stephens Burke & Burke LLP owns 3,000 shares of our common stock. Mr. Kinsey also holds options to purchase 30,000 shares of our common stock which he received for services rendered as our Assistant Secretary. No other partner or associate of the firm owns shares or holds options to purchase any of our shares. Certain legal matters in connection with the offering will be passed upon for the underwriters by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998, as set forth in their report. We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

            WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT MEDAREX

   A registration statement on Form S-3 with respect to the shares offered hereby (together with any amendments, exhibits and schedules thereto) has been filed with the Securities and Exchange Commission under the Securities Act. This prospectus does not contain all of the information contained in such registration statement on Form S-3, certain portions of which have been omitted pursuant to the rules and regulations of the Securities and Exchange Commission. For further information with respect to Medarex and the shares offered hereby, reference is made to the registration statement on Form S-3. Statements contained in this prospectus regarding the contents of any contract or any other documents are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document filed as an exhibit to the registration statement on Form S-3. The registration statement may be inspected without charge at the Securities and Exchange Commission's principal office in Washington D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, Washington D.C., 20549, upon payment of prescribed fees.

   We also file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information we file at the Securities and Exchange Commission public reference rooms located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661 and 7 World Trade Center, Suite 1300, New York, NY 10048.

   Please call the Securities and Exchange commission at 1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public from commercial document retrieval services and at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

                     INFORMATION INCORPORATED BY REFERENCE

   The SEC allows us to incorporate by reference information into this prospectus, which means that we can disclose important information to you by referring you to another document we have filed with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in the prospectus. This prospectus incorporates by reference the documents set forth below that have previously been filed with the SEC. These documents contain important information about us and our financial condition.

 Our SEC Filings                    Period
 ---------------                    ------
 Annual Report on Form 10-K         Year ended December 31, 1998.
 Quarterly Reports on Form 10-Q     For the quarters ended March 31, June 30
                                    and September 30, 1999.
 Current Reports on Form 8-K        Filed on February 27, 1999, March 1, 1999,
                                    March 5, 1999, August 11, 1999, and January
                                    26, 2000.
 Registration Statement on Form 8-A Filed May 25, 1991, setting forth a description for our common stock (including
                                    any amendments or reports filed for the
                                    purpose of updating such description).

   We incorporate by reference in this prospectus additional documents that we may file with the SEC between the date the registration statement was initially filed and the date of termination of the offering. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

   We undertake no obligation to publicly update any forward-looking statements, whether as a result of information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our 10-K, 10-Q and 8-K reports to the Securities and Exchange Commission. Also note that we provide a cautionary discussion of risks and uncertainties relevant to our business in the "Risk Factors" section of this prospectus. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

   You can obtain any of the documents incorporated by reference through us, the SEC or the SEC's world wide web site described above. Documents that we incorporate by reference are available without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit to this prospectus. You may obtain documents incorporated in this prospectus by requesting them in writing or by telephone at the following address:

                                 MEDAREX, INC.
                              707 State Road #206
                          Princeton, New Jersey 08540
                             Attention: Secretary
                                (609) 430-2880

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                     Page
                                                                                     ----
Audited Consolidated Financial Statements
Report of Independent Auditors......................................................  F-2
Consolidated Balance Sheets as of December 31, 1997 and 1998........................  F-3
Consolidated Statements of Operations for the Years Ended December 31, 1996, 1997
 and 1998...........................................................................  F-4
Consolidated Statements of Stockholders' Equity for the Years Ended December 31,
 1996, 1997 and 1998................................................................  F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 1996, 1997
 and 1998...........................................................................  F-6
Notes to Consolidated Financial Statements..........................................  F-7
Unaudited Consolidated Financial Statements
Consolidated Balance Sheets as of December 31, 1998 (audited) and September 30,
 1999............................................................................... F-19
Consolidated Statements of Operations for the Nine and Three Months Ended September
 30, 1998 and 1999 ................................................................. F-20
Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 1998
 and 1999 .......................................................................... F-21
Notes to Interim Consolidated Financial Statements.................................. F-22

                        Report of Independent Auditors

The Board of Directors and Shareholders
Medarex, Inc.

   We have audited the accompanying consolidated balance sheets of Medarex, Inc. and Subsidiaries as of December 31, 1997 and 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Medarex, Inc. and Subsidiaries at December 31, 1997 and 1998 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

MetroPark, New Jersey
February 10, 1999,
 except for Note 14 as
 to which the date is
 February 25, 1999

                         MEDAREX, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (In thousands, except share data)

                                                              December 31,
                                                           -------------------
                                                             1997      1998
                                                           --------  ---------
                          ASSETS
Current assets:
  Cash and cash equivalents............................... $  6,723  $   4,411
  Marketable securities...................................   21,721     30,253
  Note receivable.........................................   15,000         --
  Trade accounts receivable, less allowance for doubtful
   accounts of $5.........................................       25         16
  Inventory...............................................       44         49
  Prepaid expenses and other current assets...............    1,042      1,796
                                                           --------  ---------
    Total current assets..................................   44,555     36,525
Property and equipment:
  Machinery and equipment.................................    3,191      4,439
  Furniture and fixtures..................................      210        282
  Leasehold improvements..................................    2,030      2,321
                                                           --------  ---------
                                                              5,431      7,042
  Less accumulated depreciation and amortization..........   (2,573)    (3,703)
                                                           --------  ---------
                                                              2,858      3,339
Investments in, and advances to affiliates................      415        561
Segregated cash...........................................      315      1,300
Patent rights and other assets............................      552        510
                                                           --------  ---------
    Total assets.......................................... $ 48,695  $  42,235
                                                           ========  =========
           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable.................................. $    382  $     394
  Accrued liabilities.....................................    8,101      4,867
  Deferred contract revenue...............................       --      1,683
  GenPharm acquisition liability..........................   34,424         --
                                                           --------  ---------
    Total current liabilities.............................   42,907      6,944
Long-term obligations.....................................      107         62
Commitments and contingencies.............................       --         --
Stockholders' equity:
  Preferred stock, $1.00 par value, 2,000,000 shares
   authorized;
   None issued and outstanding............................       --         --
  Common stock, $.01 par value, 40,000,000 shares
   authorized;
   21,922,186 and 31,507,186 shares issued and
   outstanding,
   in 1997 and 1998, respectively.........................      219        315
  Capital in excess of par value..........................   92,142    144,252
Accumulated other comprehensive income....................      188         67
Accumulated deficit.......................................  (86,868)  (109,405)
                                                           --------  ---------
    Total stockholders' equity............................    5,681     35,229
                                                           --------  ---------
    Total liabilities and stockholders' equity............ $ 48,695  $  42,235
                                                           ========  =========

                 See notes to consolidated financial statements

                         MEDAREX, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                       (In thousands, except share data)

                                                      For the Year Ended
                                                         December 31,
                                                   ---------------------------
                                                    1996      1997      1998
                                                   -------  --------  --------
Sales............................................. $   255  $    221  $  1,349
Grants, contract and license revenues.............   1,626     3,011     5,443
                                                   -------  --------  --------
    Total revenues................................   1,881     3,232     6,792
Costs and expenses:
  Cost of sales...................................     132       150     1,218
  Research and development........................   7,596    14,100    23,122
  General and administrative......................   2,558     3,644     5,065
  Bonus to GenPharm International, Inc.
   employees......................................      --     2,275        --
  Acquisitions of in-process technology...........      --    40,316        --
                                                   -------  --------  --------
    Operating loss................................  (8,405)  (57,253)  (22,613)
Interest and dividend income......................   1,542     1,903     1,956
Interest expense..................................      (5)      (27)   (1,539)
                                                   -------  --------  --------
    Loss before provision for income taxes........  (6,868)  (55,377)  (22,196)
Provision for income taxes........................      --        --      (341)
                                                   -------  --------  --------
    Net loss...................................... $(6,868) $(55,377) $(22,537)
                                                   =======  ========  ========
Basic and diluted net loss per share.............. $ (0.45) $  (2.93) $  (0.89)
                                                   =======  ========  ========


                 See notes to consolidated financial statements

                         MEDAREX, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                             (Dollars in thousands)

                            Common Stock
                          -----------------
                                                          Accumulated
                                              Capital        other                     Total
                            Number           in excess   comprehensive Accumulated stockholders'
                          of shares  Amount of par value income (loss)   deficit      equity
                          ---------- ------ ------------ ------------- ----------- -------------
Beginning at January 1,
 1996...................  11,858,626  $119    $ 41,814       $  65      $ (24,623)   $ 17,375
                          ----------  ----    --------       -----      ---------    --------
Issuance of common stock
 in exchange for patent
 rights.................      70,000     1         607                                    608
Issuance of common stock
 for exercise of
 options................      71,250               303                                    303
Issuance of common stock
 for exercise of
 warrants...............   5,593,116    56      23,223                                 23,279
Net loss................                                                   (6,868)     (6,868)
Other comprehensive
 income:
 Unrealized loss on
  securities............                                       (49)                       (49)
                                                                                     --------
 Comprehensive loss.....                                                               (6,917)
                          ----------  ----    --------       -----      ---------    --------
Balance at December 31,
 1996...................  17,592,992   176      65,947          16        (31,491)     34,648
                          ----------  ----    --------       -----      ---------    --------
Issuance of common
 stock, options and
 warrants in exchange
 for Houston
 Biotechnology
 Incorporated stock.....   1,026,245    10       8,108                                  8,118
Issuance of common
 stock, options and
 warrants as payment of
 a portion of the
 purchase price for
 GenPharm International,
 Inc. stock.............   3,250,000    33      17,793                                 17,826
Issuance of common stock
 for exercise of
 options................      32,469               145                                    145
Issuance of common stock
 for exercise of
 warrants...............      20,480                55                                     55
Options issued to non-
 employees..............                            94                                     94
Net loss................                                                  (55,377)    (55,377)
Other comprehensive
 income:
 Unrealized gain on
  securities............                                       172                        172
                                                                                     --------
 Comprehensive loss.....                                                              (55,205)
                          ----------  ----    --------       -----      ---------    --------
Balance at December 31,
 1997...................  21,922,186   219      92,142         188        (86,868)      5,681
                          ----------  ----    --------       -----      ---------    --------
Issuance of common
 stock, as payment of a
 portion of the purchase
 price for GenPharm
 International, Inc.
 stock..................   7,551,192    76      43,369                                 43,445
Issuance of common stock
 for exercise of
 options................      35,017                41                                     41
Issuance of common stock
 in private placements..   1,603,849    16       6,712                                  6,728
Issuance of common stock
 for bonus to GenPharm
 International, Inc.
 employees..............     394,942     4       1,988                                  1,992
Net loss................                                                  (22,537)    (22,537)
Other comprehensive
 income:
 Unrealized loss on
  securities............                                      (121)                      (121)
                                                                                     --------
 Comprehensive loss.....                                                              (22,658)
                          ----------  ----    --------       -----      ---------    --------
Balance at December 31,
 1998...................  31,507,186  $315    $144,252       $  67      $(109,405)   $ 35,229
                          ==========  ====    ========       =====      =========    ========

                      See notes to consolidated statements

                         MEDAREX, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                       For the Year Ended
                                                          December 31,
                                                   ----------------------------
                                                     1996      1997      1998
                                                   --------  --------  --------
Operating activities:
 Net loss........................................  $ (6,868) $(55,377) $(22,537)
 Adjustments to reconcile net loss to net cash
  used in operating activities:
  Depreciation...................................       361       538       698
  Amortization...................................       160       225       475
  Cash received from patent issuance.............        --        --     7,500
  Equity received for contract revenue...........        --        --      (100)
  Non-cash interest expense......................        --        --     1,521
  Write-off of in-process technology.............        --    40,316        --
  Stock bonus to GenPharm International, Inc.
   employees.....................................        --     2,275        --
  Value of stock options to non-employees........        --        68        34
Changes in operating assets and liabilities, net
 of acquisition:
 Decrease (increase) in trade accounts
  receivable, net................................        37        (2)        9
 Decrease (increase) in inventory................         3         3        (5)
 Decrease (increase) in prepaid expenses and
  other current assets...........................      (476)      156      (788)
 Increase (decrease) in trade accounts payable...        27      (311)       12
 Increase (decrease) in accrued liabilities......      (111)      215    (1,079)
 Increase (decrease) in deferred contract
  revenue........................................      (476)       --     1,683
                                                   --------  --------  --------
  Net cash used in operating activities..........    (7,343)  (11,894)  (12,577)
Investing activities:
 Purchase of property and equipment..............      (342)   (1,957)   (1,611)
 Purchase of Houston Biotechnology Incorporated,
  net of cash acquired...........................        --    (1,007)       --
 Purchase of GenPharm International, Inc., net of
  cash acquired..................................        --     6,054        --
 Decrease in note receivable.....................        --        --    15,000
 Increase in advances to affiliates..............       (90)       --       (46)
 Proceeds from sale of equipment.................        --         5        --
 Decrease (increase) in segregated cash and other
  assets.........................................        --       952      (985)
 Purchase of marketable securities...............   (14,366)       --   (37,628)
 Sales of marketable securities..................        --     9,507    28,975
                                                   --------  --------  --------
  Net cash (used in) provided by investing
   activities....................................   (14,798)   13,554     3,705
Financing activities:
 Cash received from sales of stock, net..........    23,578       192     6,770
 Increase in long-term obligations...............        --        15        --
 Principal payments under debt obligations.......       (20)     (102)     (210)
                                                   --------  --------  --------
  Net cash provided by financing activities......    23,558       105     6,560
                                                   --------  --------  --------
  Net increase (decrease) in cash and cash
   equivalents...................................     1,417     1,765    (2,312)
 Cash and cash equivalents at beginning of
  period.........................................     3,541     4,958     6,723
                                                   --------  --------  --------
 Cash and cash equivalents at end of period......  $  4,958  $  6,723  $  4,411
                                                   ========  ========  ========
Non-cash investing and financing activities:
 Issue of common stock for technology............  $    613  $     --  $     --
 Acquisition of equipment under financing
  agreement......................................       110        --        --
Supplemental disclosures of cash flow information
 Cash paid during period for:
  Income taxes...................................  $     --  $     --  $  1,009
                                                   ========  ========  ========
  Interest.......................................  $      5  $     19  $     18
                                                   ========  ========  ========

                 See notes to consolidated financial statements

                        MEDAREX, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in thousands, except per share data)

1. Nature of Operations

   Medarex, Inc. ("Medarex" or the "Company"), incorporated in July 1987, is a biotechnology company developing therapeutic products for cancer, autoimmune disease, prevention of secondary cataracts and other life-threatening and debilitating diseases based on proprietary technology in the field of immunology. The Company has three wholly-owned subsidiaries: Medarex Europe B.V., which was incorporated in the Netherlands on October 31, 1996, Houston Biotechnology Incorporated ("HBI"), which was acquired on February 28, 1997 (See Note 12) and GenPharm International, Inc. ("GenPharm"), which was acquired on October 21, 1997 (See Note 12). The Company's therapeutic products are currently under development and will need approval of the U.S. Food and Drug Administration ("FDA") prior to commercial distribution. The Company's operations constitute one business segment. All significant intercompany balances and transactions have been eliminated in consolidation.

2. Significant Accounting Policies

   Cash Equivalents

   The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. The Company invests its cash in deposits with major financial institutions, money market funds and notes issued by the U. S. government.

   Marketable Securities

   Marketable securities consist of fixed income investments with a maturity of greater than three months and U.S. stock funds both of which can be readily purchased or sold using established markets. Such securities, which are classified as available-for-sale, are carried at market with unrealized gains and losses reported as a separate component of stockholders' equity.

   Inventory

   Inventory consists primarily of antibodies to be sold to the research community and to Merck KGaA, the Company's partner on MDX-447, and is stated at the lower of cost or market with cost determined on a first-in, first-out basis.

   Property and Equipment

   Property and equipment is stated at cost. Depreciation is provided over three to five years using the straight-line method. Leasehold improvements are amortized over the estimated useful lives of the assets or the related lease terms, whichever is shorter.

   Revenue Recognition

   The Company sells antibodies primarily to research institutions in the United States and overseas. Revenue from these sales is recognized when the products are shipped. Research and development contract revenues are recognized as the services are performed and as milestones are attained and collection is assured. Amounts received in advance of services to be performed are recorded as deferred revenue.

   Research and Development

   Research and development costs are expensed as incurred.

                        MEDAREX, INC. AND SUBSIDIARIES

                 (Dollars in Thousands, except per share data)



   Use of Estimates

   The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

   Stock Based Compensation

   The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation. In accordance with the provisions of SFAS No. 123, the Company applies Accounting Principles Board Opinion 25 and related interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation expense for stock options granted at fair market value. Note 8 to the consolidated financial statements contains a summary of the pro-forma effects to reported net loss and loss per share for 1996, 1997 and 1998 as if the Company had elected to recognize compensation expense based on the fair value of the options granted at grant date as prescribed by SFAS No. 123.

   Net Loss Per Share

   Basic and diluted earnings per share is calculated in accordance with the Financial Accounting Standards Board ("FASB") SFAS No. 128, Earnings per Share. Shares used in computing loss per share were 15,289,000, 18,871,000 and 25,390,000 in 1996, 1997 and 1998, respectively. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the requirements of SFAS No. 128.

   Impact of Recently Issued Accounting Standards

   As of January 1, 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this Statement had no impact on the Company's net loss or stockholders' equity. SFAS No. 130 requires unrealized gains or losses on the Company's available-for-sale securities, which prior to adoption were reported separately in stockholders' equity, to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of SFAS No. 130. All of the Company's amounts in accumulated other comprehensive income are attributable to unrealized gains and losses on available-for-sale securities.

   In June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which is effective for years beginning after December 15, 1997. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company adopted the new requirements retroactively in 1998.

   Reclassifications

   Certain December 31, 1996 balances have been reclassified to conform with the December 31, 1997 and 1998 presentation.

                        MEDAREX, INC. AND SUBSIDIARIES

                 (Dollars in Thousands, except per share data)


3. Marketable Securities

   Marketable securities consist of the following as of December 31:

                                      1997                          1998
                         ------------------------------ ------------------------------
                                  Unrealized Estimated          Unrealized  Estimated
                           Cost      Gain    Fair Value  Cost   Gain (loss) Fair Value
                         -------- ---------- ---------- ------- ----------  ----------
US Treasury
 Obligations............ $  4,971    $ 35     $ 5,006   $15,951    $(21)     $15,930
US Corporate Debt
 Securities.............    3,641     153       3,794    14,184      88       14,272
US Stock Funds..........   12,921      --      12,921        51      --           51
                         --------    ----     -------   -------    ----      -------
                         $ 21,533    $188     $21,721   $30,186    $ 67      $30,253
                         ========    ====     =======   =======    ====      =======

4. Leases

   The Company leases laboratory, production and office space in Annandale, New Jersey and San Jose, California. The initial term of the Annandale lease, which commenced on July 15, 1993, expired on September 30, 1998. On October 10, 1997, the Company elected to renew this lease for an additional five-year term commencing on October 1, 1998. The San Jose lease was signed on January 8, 1998 and runs through December 2001. The Company incurred rent expense of $1,820 in 1996, $2,063 in 1997 and $2,096 in 1998.

   The Company has secured a bank letter of credit pursuant to the requirements of its Annandale, New Jersey lease. This letter of credit in the amount of $1,300 is fully cash collateralized and the cash is categorized as segregated cash in the balance sheet.

   Future minimum lease commitments are as follows:

      1999............................................................... $2,150
      2000...............................................................  2,128
      2001...............................................................  2,128
      2002...............................................................  1,758
      2003...............................................................  1,390
      Remainder..........................................................     --
                                                                          ------
                                                                          $9,554

5. Taxes

   Income tax expense is determined using the liability method.

   Due to operating losses, the Company had no provision for federal income taxes in 1996 or 1997. In 1998, the Company recorded a federal income tax provision of $341, which related to GenPharm and represented taxes paid which were in excess of the amount of the liability provision at the date of acquisition.

   The components of the net deferred tax asset consists of the following as of December 31:

                                                               1997      1998
                                                             --------  --------
   Deferred Tax Assets:
     Net operating loss carryforward........................ $ 18,480  $ 26,732
     R&D capitalized for tax purposes.......................    4,661     4,148
     Research credit........................................    1,802     3,435
     Other..................................................    1,031       112
     Deferred tax asset valuation reserve...................  (25,974)  (34,427)
                                                             --------  --------
   Net Deferred Tax Asset...................................       --        --
                                                             ========  ========

                        MEDAREX, INC. AND SUBSIDIARIES

                 (Dollars in Thousands, except per share data)

   At December 31, 1998, the Company had federal net operating loss ("NOL") carryforwards of approximately $58,735. The NOL carryforwards for the Company expire in 2002 ($45), 2003 ($196), 2004 ($524), 2006 ($863), 2007 ($3,985),
2008 ($5,533), 2009 ($7,592), 2010 ($6,395), 2011 ($7,028), 2012 ($9,599) and
2018 ($16,975). The Company has not performed a detailed analysis to determine whether an ownership change under Section 382 of the Internal Revenue Code occurred, but believes that it is very likely that such a change occurred during 1996 or 1997. The effect of an ownership change would be the imposition of an annual limitation on the use of NOL carryforwards attributable to periods before change. The amount of the annual limitation depends upon the value of the Company immediately before the change, changes to the Company's capital during a specified period prior to the change, and a published interest rate. Due to uncertainty as to the existence and date of an ownership change during 1996 or 1997, the Company has not determined the amount of the potential limitation.

   The Company had federal research tax credit carryforwards at December 31, 1998 of approximately $1,728 which expire between 2005 and 2018. If an ownership change under Section 382 occurred during 1996 or 1997, the use of these carryforwards also would be subject to limitation.

   At December 31, 1998, the Company has state NOL and research credit carryforwards of approximately $59,040 and $1,235, respectively, that expire between 1999 and 2005.

   As a result of the acquisition of HBI (See Note 12), the Company had additional federal NOL carryforwards at December 31, 1998 of approximately $7,481. The NOL carryforwards expire as follows: 2001 ($145), 2002 ($900), 2003 ($1,038), 2005 ($295), 2006 ($783), 2007 ($666), 2008 ($781), 2009
($114), 2013 ($74), and 2018 ($2,685). Also related to this acquisition, the Company had research credit carryforwards of approximately $672 which expire between 2005 and 2010. The use of the NOL and credit carryforwards is subject to an annual limitation under Section 382. The Company has not determined the amount of the limitation.

   At December 31, 1998 the deferred tax assets related to the federal and state NOL and credit carryforwards, and other temporary differences have been fully offset by a valuation reserve.

6. Accrued Liabilities

   Accrued liabilities consist of the following as of December 31:

                                                                   1997   1998
                                                                  ------ ------
   Accrued license fee........................................... $   -- $1,540
   Accrued compensation..........................................    802  1,011
   Accrued clinical trials expense...............................    932    981
   Accrued professional fees.....................................  1,032    263
   Accrued acquisition...........................................  1,192    334
   Accrued rent..................................................    412     23
   Accrued stock bonus...........................................  2,275     --
   Other.........................................................  1,456    715
                                                                  ------ ------
                                                                  $8,101 $4,867
                                                                  ====== ======

                        MEDAREX, INC. AND SUBSIDIARIES

                 (Dollars in Thousands, except per share data)


7. Stockholders' Equity

   On February 28, 1997, the Company completed its acquisition of HBI. The purchase price consisted of 1,026,245 shares of Medarex common stock (valued at $7.375 per share), the assumption of HBI's outstanding options and warrants, the assumption of certain liabilities in excess of assets acquired and transaction costs.

   On October 21, 1997, the Company consummated the acquisition of GenPharm (the "Merger") resulting in GenPharm becoming a wholly-owned subsidiary of the Company. Pursuant to the Merger, the Company was obligated to issue shares of its Common Stock having a value of up to $62,725 (the "Purchase Price"), subject to adjustment, in exchange for all of the outstanding shares of GenPharm capital stock. During 1997 the Company issued 3,250,000 shares of its Common Stock as payment of $17,794 of the Purchase Price (See Note 12). The amount of the Purchase Price was subsequently reduced by approximately $518 as a result of certain adjustments provided for under the terms of the Merger.

   On August 4, 1998, certain of the former GenPharm shareholders assigned their rights (the "Rights") to receive $25,123 of the remaining balance of the Purchase Price to BCC Acquisition I LLC ("BCC"), a limited liability company formed between The Bay City Capital Fund I, L.P., an affiliate of Bay City Capital LLC and various affiliates of BCC. As part of this transaction, the Company issued 3,721,877 shares of Common Stock and warrants to purchase 454,796 shares of Common Stock at an exercise price of $10.00 per share exercisable over a period of seven (7) years to BCC in exchange for such Rights. On September 1, 1998, the Company prepaid the remaining balance of the Purchase Price owed to the GenPharm shareholders ($19,290) by issuing 3,829,315 shares of Common Stock, valued at $5.04 per share.

   In August 1998, Merck KGaA made a $1,200 milestone payment in exchange for 192,000 shares of the Company's common stock. Of this amount $960 was included in equity and $240 was recorded as contract revenue. The payment was triggered by clinical development progress on MDX-447. In December 1998, Merck KGaA obtained an option to expand its collaboration with Medarex for the anti-cancer Bispecific antibody, MDX-447. Merck KGaA has obtained the exclusive option to negotiate for worldwide licensing rights, with Medarex retaining United States rights, in return for an option fee of $1,500. The option fee at December 31, 1998 was recorded as deferred revenue and will be amortized into revenue over the one year life of the option.

   In September 1998, Centocor exercised its option to obtain an exclusive commercial license to fully human antibodies for four antigens created with the Company's HuMAb-Mouse technology. Under the terms of the agreement, Centocor made a $4,000 equity purchase and received 900,340 shares of the Company's common stock.

   In December 1998, Novartis made a $2,000 equity purchase for 511,509 shares of the Company's common stock. This payment represents the first disbursement by Novartis pursuant to a license agreement for the rights to use the HuMAb-Mouse technology. Of this amount, $1,800 is included in equity and $200 is being amortized into contract revenue as Novartis evaluates the initial HuMAb-Mouse target.

8. Stock Options

   The Company has nine (9) Stock Option Plans (the "Plans"). The purchase price of stock options under the Plans is determined by the Stock Option Committee of the Board of Directors of the Company (the "Committee") but cannot be less than 100% of the fair market value of the stock on the date of grant. The term is fixed by the Committee, but no incentive stock option is exercisable after 10 years from the date of grant. As a result of the HBI acquisition, outstanding HBI options were converted to 187,471 Medarex options. At December 31, 1998, a total of 137,125 shares were available for future grants under the Plans.

                        MEDAREX, INC. AND SUBSIDIARIES

                 (Dollars in Thousands, except per share data)


   A summary of the Company's stock option activity and related information for the years ended December 31, 1996, 1997 and 1998 follows:

                                 1996                1997                1998
                          ------------------- ------------------- -------------------
                                     Weighted            Weighted            Weighted
                           Common    Average   Common    Average   Common    Average
                            Stock    Exercise   Stock    Exercise   Stock    Exercise
                           Options    Price    Options    Price    Options    Price
                          ---------  -------- ---------  -------- ---------  --------
Outstanding at beginning
 of year................  1,456,750   $ 2.44  1,808,600   $ 3.62  2,634,452   $ 4.20
  Granted...............    443,200     7.56    861,671     5.44    218,425     3.53
  Exercised.............    (71,250)   (4.26)   (32,469)   (4.47)   (29,850)   (1.27)
  Canceled..............    (20,100)   (3.60)    (3,350)   (9.20)   (32,100)   (5.15)
                          ---------           ---------           ---------
Outstanding at end of
 year...................  1,808,600     3.62  2,634,452     4.20  2,790,927     4.17
                          =========           =========           =========
Exercisable at end of
 year...................  1,613,759           1,953,522           2,576,602
                          =========           =========           =========
Weighted average fair
 value of Options
 granted during the
 year...................              $ 2.84              $ 2.31              $ 2.14

   Stock options outstanding at December 31, 1998 are summarized as follows:

                                                                           Weighted
                                                    Weighted Average       Average
      Range of         Outstanding Options at           Remaining          Exercise
   Exercise Price        December 31, 1998          Contractual Life        Price
   --------------      ----------------------       ----------------       --------
    $0.10 to $4.25           1,094,275                    2.03              $1.86
    $4.25 to $6.81            382,150                     6.90              $5.50
   $6.06 to $10.63            287,750                     7.51              $8.54
   $3.43 to $54.95            179,827                     4.82              $7.93
    $2.94 to $7.53            846,925                     8.90              $4.48
                             ---------                    ----
                             2,790,927                    5.53
                             =========                    ====

   The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its Plans. If the Company had elected to recognize compensation expense based on fair value of the options granted at grant date as prescribed by SFAS No. 123, net loss and loss per share would have been increased to the pro forma amounts indicated in the table below.

                                                    1996      1997      1998
                                                   -------  --------  --------
   Net loss--as reported.......................... $(6,868) $(55,377) $(22,537)
   Net loss--pro-forma............................ $(8,446) $(56,821) $(23,945)
   Loss per share--as reported.................... $ (0.45) $  (2.93) $   (.89)
   Loss per share--pro-forma...................... $ (0.55) $  (3.01) $   (.94)

   The fair value of each option grant is estimated on the date of grant using the Black Scholes option-pricing model with the following assumptions:

                                                          1996    1997    1998
                                                         ------  ------  ------
   Expected dividend yield..............................      0%      0%      0%
   Expected stock price volatility......................   60.2%   59.0%   68.8%
   Risk-free interest rate..............................    5.9%    5.8%   4.64%
   Expected life of options............................. 5 yrs.  5 yrs.  5 yrs.

                        MEDAREX, INC. AND SUBSIDIARIES

                 (Dollars in Thousands, except per share data)

9. Warrants

   On April 18, 1996, the Company commenced its offer to reduce temporarily the exercise price of each of its Redeemable Warrants which had been issued pursuant to its initial public offering in June, 1991 (the "IPO"), and as part of a series of private placements in December, 1992 (the "Placements"), from $6.17 to $5.55 per Redeemable Warrant (the "Warrant Reduction Offer"). Pursuant to the Warrant Reduction Offer, which was completed on May 15, 1996, the holders of 3,882,022 Redeemable Warrants (approximately 97% of the maximum number of Redeemable Warrants that could have been exercised) exercised their Redeemable Warrants to purchase approximately 4,534,202 shares of Common Stock, resulting in proceeds of $21,545 to the Company before deducting expenses incurred in connection with the offering. Including exercises prior and subsequent to the Warrant Reduction Offer, warrantholders purchased approximately 5,031,910 shares of Common Stock resulting in total gross proceeds to the Company of approximately $24,174 from the exercise of the Redeemable Warrants.

   Certain warrants (the "Representative's Warrants"), which had been issued to an underwriter and placement agent pursuant to the IPO and the Placements were initially exercisable at prices of $9.90, subsequently adjusted to $7.20, per share of Common Stock for a period of four years from June 20, 1992. The Representative's Warrants contained provisions for adjustment to the exercise prices and the number and type of securities issuable upon the exercise of the Representative's Warrants upon the occurrence of certain events including the issuance of any Common Stock or other securities convertible into or exercisable for Common Stock, or in the event of any recapitalization, reclassification, stock dividend, stock split, stock combination or similar transaction. The Representative's Warrants granted to the holders thereof certain demand and piggyback registration rights for the securities issuable upon exercise thereof.

   On June 18, 1996 the Company extended the expiration date of the 356,767 outstanding Representative's Warrants from June 19, 1996 to December 19, 1997 and the exercise price was adjusted to a range of $0.63 to $2.68 per share of Common Stock. In addition, the number of shares issued upon the exercise of the Representative's Warrants was increased to 581,678. During 1996, holders of Representative's Warrants purchased approximately 561,204 shares of Common Stock resulting in total gross proceeds to the Company of approximately $352 as of December 1996. During 1997, the balance of the outstanding Representative's Warrants were exercised resulting in total gross proceeds of $55.

   On July 1, 1994, pursuant to a secondary offering, the underwriter was issued warrants ("New Warrants"), to purchase 100,000 shares of Common Stock. Under the terms of the New Warrants, each New Warrant holder is entitled to purchase one share of Common Stock at a price of $4.50 per share commencing July 1, 1995 until June 30, 1999. The New Warrants contain provisions for adjustment to the exercise prices and the number and type of securities issuable upon the exercise of the New Warrants upon the occurrence of certain events including any recapitalization, reclassification, stock dividend, stock split, stock combination or similar transaction. The New Warrants grant the holders thereof certain demand and piggyback registration rights for the securities issuable upon exercise thereof. As of December 31, 1998, 100,000 New Warrants were outstanding.

   On February 28, 1997, the Company completed its acquisition of HBI (see note 12). As a result of this purchase, the Company assumed HBI outstanding warrants which were convertible into 822,924 shares of Common Stock at $51.54 per share until June 30, 1998. These warrants expired on June 30, 1998.

   On October 21, 1997, the Company acquired GenPharm (see note 12). As a result of this purchase, the Company assumed GenPharm's outstanding warrants which, when converted, can purchase 25,000 shares of Common Stock at $6.00 per share until June 30, 1999. As of December 31, 1998, 25,000 GenPharm warrants were outstanding.

                        MEDAREX, INC. AND SUBSIDIARIES

                 (Dollars in Thousands, except per share data)


   On August 4, 1998, certain of the former GenPharm shareholders assigned their rights to receive $25,123 of the remaining balance of the purchase price to BCC. As part of this transaction, the Company issued to BCC warrants to purchase 454,796 shares of Common Stock at an exercise price of $10.00 per share exercisable over a period of seven (7) years.

10. Research and Development Agreements

   On May 17, 1995, the Company announced a collaborative arrangement with Novartis. Under the terms of the arrangement, on June 28, 1995, the Company sold 899,888 shares of Common Stock to Novartis at $4.445 per share, for an aggregate purchase price of $4,000. The purchase price represented a premium of approximately $1,140 over the then fair market value of the Company's Common Stock. This premium represents consideration paid for research activities performed by the Company and was amortized into income as the clinical trial and research activities were performed. As of December 31, 1996, there was no unamortized balance remaining. During 1996, $476 of deferred contract revenues was amortized into income.

   On April 26, 1996, the Company announced that it had entered into a collaborative arrangement with Centeon, a Delaware limited liability company formed through a joint venture of Hoechst AG and Rhone-Poulenc Rorer, Inc., to develop and market MDX-33. This collaboration provides for the joint development of MDX-33 by the Company and Centeon. Subject to the terms of the arrangement, the Company is primarily responsible for product development, clinical testing through Phase II trials and the manufacture of all product used in clinical trials. Centeon will be primarily responsible for the payment of all expenses associated with Phase I and Phase II clinical trials of MDX-33 to be conducted by the Company, up to a maximum of $20,000. If such trials are successfully completed, Centeon will be primarily responsible for Phase III clinical trials, regulatory approvals, product commercialization and the costs associated therewith. In addition, under the terms of the arrangement, Centeon paid to the Company an up-front fee of $1,000 which is included in contract and license revenue and will pay research and development funding of $900 over three years. Centeon may also provide the Company with up to $10,000 of additional funding upon the achievement of certain milestones. During 1997, the Company recognized $1,043 in contract revenue from Centeon. In 1998, the Company recognized $1,339 in contract revenue from Centeon.

   Under the terms of the arrangement, Centeon has an option (the "Option") to purchase shares of Common Stock of the Company in an amount equal to $2,000, at a premium over the market price for the Common Stock on the Nasdaq National Market for the three day period commencing one business day prior to the Company's public announcement that certain milestones have been achieved, subject to a maximum of 20% of the shares of the Common Stock or voting power outstanding prior to such issuance. If such milestones have been achieved and Centeon does not elect to exercise the Option, then Centeon will be required to pay $2,000 in cash to the Company.

   HBI, which was acquired by the Company on February 28, 1997, had entered into an exclusive license agreement with Baylor College of Medicine ("Baylor") to market, manufacture, grant sublicenses and sell HBI's 4197X-RA Immunotoxin ( also known as MDX-RA). Baylor may terminate this license agreement if a Product License Application is not filed with the U.S. Food and Drug Administration ("FDA") by December 31, 2000. Pursuant to this agreement, the Company is obligated to pay Baylor a royalty equal to a maximum of 10% of the net sales of the product until $5,000 in royalties are paid and 5% of net sales thereafter (5% and 2.5% in certain instances). No royalties have yet been paid under this agreement.

   Effective December 29, 1995, HBI and Santen entered into a Codevelopment and License Agreement (the "Santen License") covering the marketing in Japan of MDX-RA. To maintain exclusive marketing rights, Santen is required to provide $7,750 over the next five years to support the Company's development of MDX-RA. At

                        MEDAREX, INC. AND SUBSIDIARIES

                 (Dollars in Thousands, except per share data)

Santen's option, Santen may elect not to make any payment, but in such event, the license may be made non-exclusive or terminated by the Company. Santen is obligated to seek regulatory approval for the product in Japan and is responsible for the development cost associated with these efforts. Upon the commencement of commercial sales by Santen in Japan, Santen will pay the Company earned royalties based on net sales. Commencing six months after approval of MDX-RA by Japanese regulatory authorities, Santen is required to pay minimum royalties. Amounts paid by Santen to the Company, except those amounts related to the purchase of the MDX-RA, are subject to a 10% withholding tax imposed by the Japanese government. The Company receives U.S. income tax credits equal to the amounts withheld, but the Company is not currently able to utilize such credits. During 1997 and 1998, the Company recognized $865 and $900, respectively, in contract revenue from Santen.

   The Company has reached an understanding with Santen regarding certain modifications to the Santen License whereby the Company will obtain, among other things, revisions in the manufacturing and royalty provisions as well as an option, subject to certain rights of Santen, to reacquire commercial rights to the MDX-RA product for the Japanese market. In return, the Company allowed Santen to issue a contingent note in the amount of $1,000 due in January 2000 for the milestone payment which was originally due in January 1998 relating to the initiation of Phase III clinical trials of MDX-RA in the United States. In November 1998, the Phase III clinical trials for MDX-RA was suspended by the trial's safety committee after 565 patients had been treated. The reason for the suspension was the occurrence of serious adverse events ("SAE's") in seven
(7) placebo treated patients and six (6) patients given active drug. The Company is currently analyzing the SAE's and product formulation to try to determine the cause of the SAE's. As a result of the suspension of the Phase III clinical trial of MDX-RA, the Company and Santen are discussing the status of this collaboration.

   The Company holds a non-exclusive license from Sanofi, S.A., ("Sanofi") a French pharmaceutical company, to use its patented method for conjugating antibodies involving the particular toxin and linker used by the Company in the manufacture of MDX-RA. A royalty of $1.00 per treatment unit of MDX-RA is payable to Sanofi for sales in countries where Sanofi has patent rights until royalties of $1 million are paid, after which the royalty rate is reduced to $.75 per treatment unit. The license provides for minimum annual royalties of $137,500 for 1996 and thereafter, with the last payment due in March 1999. During 1997 and 1998, the Company paid a minimum fee for ten (10) months of $115 and $138, respectively.

   In May 1993, GenPharm, which was acquired by the Company on October 21, 1997, entered into a collaboration with Eisai to fund the development and initial manufacturing of a specific human antibody product. This agreement was subsequently amended to provide for further research and development funding through December 31, 1997. Revenue recognized in 1997 by the Company under this research agreement, as amended, was $377. In 1998, the Company received a $750 milestone payment for the production of antibodies. Research and development costs incurred under this agreement, to date, have approximated revenues.

   In February 1997, GenPharm entered into a Research and Commercialization Agreement with Centocor. This agreement provides Centocor with a research license in return for annual license fees. Further, Centocor was granted an option to obtain exclusive worldwide marketing and manufacturing rights to any antibodies which are developed under the terms of the agreement contingent upon Centocor making equity investments in GenPharm (now the Company). Under the terms of the agreement, in October 1998, Centocor exercised its option by making a $4,000 equity purchase and received 900,340 shares of Medarex's Common Stock. The agreement provides for benchmark payments on the achievement of certain milestones and royalty payments on product sales.

                        MEDAREX, INC. AND SUBSIDIARIES

                 (Dollars in Thousands, except per share data)


   In August 1998, the Company announced that it had received a $1,200 milestone payment from Merck KGaA in exchange for 192,000 shares of Medarex Common Stock. The milestone payment was triggered by clinical development progress of MDX-447, an anti-cancer treatment developed jointly by Merck KGaA and Medarex. In December 1998, Merck KGaA obtained an option to expand its collaboration with Medarex for the anti-cancer Bispecific antibody, MDX-447. Merck KGaA obtained the exclusive option to negotiate for worldwide licensing rights, with Medarex retaining United States rights, in return for an option fee of $1,500 and Merck's agreement to pay fully for Phase II clinical trials of MDX-447. Merck KGaA currently has exclusive marketing rights in Europe, Medarex retains U.S. rights and the two companies share the rest of the world.

   In February of 1998, the Company entered into a collaboration with Schering AG, Germany, in which Medarex will use its HuMAb-Mouse technology to produce fully human antibodies to a proprietary antigen for Schering AG. Medarex could receive research and development payments, a license fee, milestone payments and royalty payments on future product sales by Schering AG.

   In May 1998, the Company entered into an antibody development agreement with E-Site, a privately held biotechnology company. Under this new research collaboration and license agreement, E-Site will employ Medarex's HuMAb-Mouse technology to produce a fully human antibody for use as part of a platform technology that has the potential to treat numerous infectious diseases. Medarex could receive license fees, milestone payments and pre-clinical and clinical manufacturing payments plus royalty payments on future product sales by E-Site. In addition, Medarex and E-Site will collaborate to develop a second human antibody that will be shared by both companies.

   In June 1998, the Company entered into a research agreement with Bristol-Myers involving Medarex's HuMAb-Mouse technology. Bristol-Myers will use the HuMAb-Mouse to create human antibodies to multiple antigens for use in their drug discovery programs. The agreement includes the option for Bristol-Myers to commercialize these antibodies with terms that could result in license fees and milestone payments, plus royalties to Medarex.

   In July 1998, the Company and FibroGen, a privately held biotechnology company, entered into an antibody development agreement for potential anti-fibrotic therapies. Medarex could receive research and development payments, license fees and milestone payments plus royalty payments on future product sales by FibroGen. The agreement calls for Medarex to use its HuMAb-Mouse technology to produce fully human antibodies against FibroGen's proprietary targets for exclusive use by FibroGen and its licensees. FibroGen's targets include connective tissue growth factor (CTGF) and its processed fragments, bone morphogenic protein 1 and tolloids, key proteins implicated in fibrotic disease.

   In September 1998, the Company entered into an antibody development agreement with medac, a privately held company. Under this research collaboration and license agreement, Medarex will use its technology to produce a new Bispecific antibody to treat Hodgkin's Lymphoma. Medarex will employ its HuMAb-Mouse technology to generate a fully human monoclonal antibody to CD30, a potential cancer antigen for which medac claims proprietary rights.

   In December 1998, the Company and Novartis entered into a global licensing arrangement involving Medarex's HuMAb-Mouse technology. Under the terms of the agreement, Novartis obtains the rights to use the HuMAb-Mouse technology throughout the entire Novartis organization for an unlimited number of targets for up to ten years. Under the terms of the arrangement, Novartis made an initial equity investment in the Company by purchasing 511,509 shares of Common Stock of $2 million at a purchase price of $3.91 per share, a premium to the market price on the day of the transaction. An additional $1 million equity investment will be made on the

                        MEDAREX, INC. AND SUBSIDIARIES

                 (Dollars in Thousands, except per share data)

first anniversary of the agreement. A further $3 million in equity purchases may be made after the initial five year term of the agreement. In addition, the Company could receive license fees, milestone payments and royalties on sales of products made utilizing the HuMAb-Mouse technology.

   The Company spent $7,596, $14,100 and $23,122 during the years ended December 31, 1996, 1997 and 1998, respectively, on activities relating to development of new products, services or techniques or the improvement of existing products, services or techniques. In 1996, approximately 6% of the Company's research and development was funded by Novartis and in 1996 and 1997 15% and 7%, respectively, was funded by Centeon and in 1997 6% was funded by Santen. In 1998, 6% was funded by Centeon, 4% by Santen and 3% was funded by both Merck KGaA and Eisai.

11. Commitments

   The Company is a party to a number of license agreements which call for royalties to be paid by the Company if and when the Company commercializes products utilizing the licensed technology.

   The Company has a contingent commitment to pay $1,000 to Essex Chemical Corporation ("Essex") without interest in installments equal to 20% of net after tax earnings of the Company in future years. The Company's contingent commitment, as amended, to pay up to $1,000 out of future earnings may be satisfied, at the Company's option, through the payment of cash or shares of the Company's Common Stock having a fair market value equal to the amount owed, provided that such shares are registered with the Securities and Exchange Commission.

12. Acquisitions

   On February 28, 1997, the Company completed its acquisition of HBI, a biotechnology company located in Houston, Texas, involved in the development of monoclonal antibody and other biopharmaceutical products to prevent secondary cataracts and to treat glaucoma, disorders that impair or destroy human vision. The purchase price consisted of 1,026,245 shares of Medarex common stock (valued at $7.375 per share), the assumption of HBI's outstanding options and warrants (valued at $550), the assumption of certain liabilities in excess of tangible assets acquired of $879, forgiveness of indebtedness of $750 and transaction and other costs of approximately $638. The transaction was treated as a purchase for accounting purposes, and accordingly, the assets and liabilities assumed have been recorded at their estimated fair market values at the date of acquisition. Since technological feasibility of the in-process research and development costs have not yet been established and the technology had no alternative future use at the acquisition date, the in-process research and development costs of $10,386 were immediately written-off and included in the results of operations as a non-recurring charge for the year ended December 31, 1997.

   On October 21, 1997, the Company acquired all of the assets and liabilities of GenPharm, a privately held biopharmaceutical company located in Palo Alto, California, engaged in the development of transgenic mice for the creation of fully human monoclonal antibodies. The Company agreed to pay GenPharm shareholders up to $62,725 (the "Purchase Price"), payable in shares of the Company's Common Stock. The Purchase Price was subsequently reduced by approximately $518 pursuant to certain adjustments provided for in the Merger. The transaction was treated as a purchase for accounting purposes and since the technological feasibility of the in-process research and development costs have not yet been established and the technology had no alternative future use at the acquisition date, the in-process research and development costs were immediately written off and included in the results of operations as a non-recurring charge for the year ended December 31, 1997. In addition, in connection with the Merger, the Company agreed to pay a stock bonus to certain employees of

                        MEDAREX, INC. AND SUBSIDIARIES

                 (Dollars in Thousands, except per share data)

GenPharm in an amount up to $2,275 payable in Common Stock. In January 1998, $1,188 of the stock bonus was paid through the issuance of 250,000 shares of the Company's Common Stock and in September of 1998, $1,085 was paid through the issuance of 144,942 shares of the Company's Common Stock and cash.

   During 1997, the Company issued 3,250,000 shares of its Common Stock as payment of $17,794 of the Purchase Price. On August 4, 1998, certain of the former GenPharm shareholders assigned their Rights to receive $25,123 of the remaining balance of the Purchase Price to BCC. As part of this transaction, the Company issued 3,721,877 shares of Common Stock and warrants to purchase 454,796 shares of Common Stock at an exercise price of $10.00 per share exercisable over a period of seven (7) years to BCC in exchange for such Rights. On September 1, 1998, the Company prepaid the remaining balance of the Purchase Price owed to the GenPharm shareholders ($19,290) by issuing 3,829,315 shares of Common Stock, valued at $5.04 per share.

   The results of operations for the HBI and GenPharm acquisitions are included in the statement of operations from the respective dates of acquisition.

   The pro-forma unaudited results of operations for the years ended December 31, 1996 and 1997, assuming the acquisitions of HBI and GenPharm took place at the beginning of years presented, are as follows:

                                                               Years Ended
                                                               December 31,
                                                             -----------------
                                                              1996      1997
                                                             -------  --------
   Total revenue............................................ $ 9,361  $  5,977
   Net loss.................................................  (5,522)  (13,412)
   Basic and diluted net loss per share..................... $  (.28) $   (.61)

   The pro-forma information for the year ended December 31, 1997, does not include cross license settlement income of $22,500, related litigation fees and expenses of $4,727, the write-off of in-process technology of $40,316 and $2,275 of stock bonus paid to GenPharm employees which are not expected to recur in the future. The pro-forma unaudited financial results are not necessarily indicative of the results of operations that would have occurred had the HBI and GenPharm acquisitions taken place at the beginning of the periods presented nor are they intended to be indicative of results that may occur in the future.

13. Segment Information

   The Company is an integrated monoclonal antibody-based company with antibody discovery, development and manufacturing capabilities. The operations of the Company and its wholly-owned subsidiaries constitute one business segment.

   Revenue from customers representing 10% or more of total revenues for the years ended December 31, 1996, 1997 and 1998 is as follows:

                              Customer                            1996  1997  1998
                              --------                            ----  ----  ----
   Merck KGaA....................................................              24%
   Centeon.......................................................  61%   23%   20%
   Santen........................................................        26%   13%
   Eisai.........................................................        12%   11%
   Novartis......................................................  25%

   No other single customer accounted for more than 10% of the Company's total revenues for the years ended December 31, 1996, 1997 and 1998, respectively.

14. Subsequent Event

   On February 25, 1999 the Company announced that it had reacquired the worldwide rights to MDX-210, an anti-cancer bispecific antibody, after Novartis elected not to continue participating in its development.

                         MEDAREX, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (In thousands, except share data)

                                                     December 31, September 30,
                                                     ------------ -------------
                                                         1998         1999
                                                     ------------ -------------
                                                                   (Unaudited)
                       ASSETS
Current assets:
  Cash and cash equivalents.........................  $   4,411     $   4,059
  Marketable securities.............................     30,253        16,179
  Trade accounts receivable, less allowance for
   doubtful accounts of $5..........................         16            22
  Inventory.........................................         49            36
  Prepaid expenses and other current assets.........      1,796         1,926
                                                      ---------     ---------
    Total current assets............................     36,525        22,222
Property and equipment:
  Machinery and equipment...........................      4,439         4,960
  Furniture and fixtures............................        282           355
  Leasehold improvements............................      2,321         2,250
                                                      ---------     ---------
                                                          7,042         7,565
  Less accumulated depreciation and amortization....     (3,703)       (4,333)
                                                      ---------     ---------
                                                          3,339         3,232
Investments in, and advances to affiliates..........        561           549
Segregated cash.....................................      1,300         1,300
Patent rights and other assets......................        510           478
                                                      ---------     ---------
    Total assets....................................  $  42,235     $  27,781
                                                      =========     =========
        LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable............................  $     394     $     340
  Accrued liabilities...............................      4,867         2,465
  Deferred contract revenue.........................      1,683           408
                                                      ---------     ---------
    Total current liabilities.......................      6,944         3,213
Long-term obligations...............................         62            29
Commitments.........................................         --            --
Stockholders' equity:
  Preferred stock, $1.00 par value; 2,000,000 shares
   authorized; none issued and outstanding..........         --            --
  Common stock, $.01 par value; 40,000,000 shares
   authorized; 31,507,186 shares issued and
   outstanding at December 31, 1998 and 32,154,036
   shares issued and 31,551,536 shares outstanding
   at September 30, 1999............................        315           322
  Capital in excess of par value....................    144,252       144,495
  Treasury stock, at cost 0 and 602,500 shares,
   respectively.....................................         --        (3,031)
  Deferred compensation.............................         --         2,970
  Accumulated other comprehensive income (loss).....         67          (367)
  Accumulated deficit...............................   (109,405)     (119,850)
                                                      ---------     ---------
    Total stockholders' equity......................     35,229        24,539
                                                      ---------     ---------
    Total liabilities and stockholders' equity......  $  42,235     $  27,781
                                                      =========     =========

        See notes to these unaudited consolidated financial statements.

                         MEDAREX, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (Unaudited)
                       (In thousands, except share data)

                              Nine Months Ended          Three Months Ended
                         --------------------------- ---------------------------
                         September 30, September 30, September 30, September 30,
                             1998          1999          1998          1999
                         ------------- ------------- ------------- -------------
Sales...................  $       574   $       532   $        53   $        45
Grants, contract and
 license revenues.......        4,086         7,809         1,203         1,269
                          -----------   -----------   -----------   -----------
    Total revenues......        4,660         8,341         1,256         1,314
Costs and expenses:
  Cost of sales.........          472           183            25            27
  Research and
   development..........       16,106        15,166         5,156         4,998
  General and
   administrative.......        3,619         4,245         1,415         1,629
                          -----------   -----------   -----------   -----------
    Operating loss......      (15,537)      (11,253)       (5,340)       (5,340)
Interest and dividend
 income.................        1,640           814           440           256
Interest expense........        1,531             6           322             2
                          -----------   -----------   -----------   -----------
Pre tax loss............      (15,428)      (10,445)       (5,222)       (5,086)
Provision for income
 taxes..................          342            --           342            --
                          -----------   -----------   -----------   -----------
    Net loss............  $   (15,770)  $   (10,445)  $    (5,564)  $    (5,086)
                          ===========   ===========   ===========   ===========
Basic and diluted net
 loss per share.........  $     (0.67)  $     (0.33)  $     (0.22)  $     (0.16)
                          ===========   ===========   ===========   ===========
Weighted-average number
 of commonm shares
 outstanding during the
 period--basic and
 diluted................   23,405,584    31,774,055    25,815,038    32,144,114


        See notes to these unaudited consolidated financial statements.

                         MEDAREX, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)
                                 (In thousands)

                                                              For the Nine
                                                                 Months
                                                             Ended September
                                                                   30,
                                                            ------------------
                                                              1998      1999
                                                            --------  --------
Operating activities:
  Net loss................................................. $(15,770) $(10,445)
  Adjustments to reconcile net loss to net cash used in
   operating activities:
    Depreciation...........................................      573       480
    Amortization...........................................      336       257
    Non-cash interest expense..............................    1,521        --
Changes in operating assets and liabilities, net of
 acquisition:
  Trade accounts receivable, net...........................        1        (6)
  Inventory................................................     (679)       13
  Prepaid expenses and other current assets................     (652)     (130)
  Trade accounts payable...................................      (39)      (54)
  Accrued liabilities......................................   (1,935)   (2,390)
  Deferred contract revenue................................       --    (1,275)
                                                            --------  --------
    Net cash used in operating activities..................  (16,644)  (13,550)
Investing activities:
  Purchase of property and equipment.......................   (1,399)     (598)
  Decrease in note receivable..............................   15,000        --
  Increase in other assets.................................     (360)       --
  Increase (decrease) in advances to affiliate.............     (100)       12
  Purchase of marketable securities........................  (20,757)   (4,000)
  Sale of marketable securities............................   19,475    17,640
                                                            --------  --------
    Net cash provided by investing activities..............   11,859    13,054
Financing activities:
  Cash received from sales of securities, net..............    4,992       189
  Principal payments under debt obligations................     (195)      (45)
                                                            --------  --------
    Net cash provided by financing activities..............    4,797       144
                                                            --------  --------
    Net increase (decrease) in cash and cash equivalents... 12            (352)
Cash and cash equivalents at beginning of period...........    6,723     4,411
                                                            --------  --------
Cash and cash equivalents at end of period................. $  6,735  $  4,059
                                                            ========  ========
Supplemental disclosures of cash flow information
  Cash paid during period for:
    Income taxes........................................... $    983  $     --
                                                            ========  ========
    Interest............................................... $     10  $      6
                                                            ========  ========

        See notes to these unaudited consolidated financial statements.

                        MEDAREX, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)
                            (Dollars in thousands)

1. Organization and basis of presentation

   The unaudited consolidated financial statements have been prepared from the books and records of Medarex, Inc. and Subsidiaries (the "Company") in accordance with the instructions to Form 10-Q and, accordingly, do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Interim results are not necessarily indicative of the results that may be expected for the year.

2. Net loss per common share

   Basic and diluted earnings per share is calculated in accordance with the Financial Accounting Standards Board ("FASB") SFAS No. 128, Earnings per Share.

3. Marketable Securities

   Marketable securities consist of fixed income investments with a maturity of greater than three months and other highly liquid investments which can be readily purchased or sold using established markets. Such securities, which are classified as available-for-sale, are carried at market with unrealized gains and losses reported as a separate component of stockholders' equity.

4. Inventory

   Inventory consists primarily of antibodies to be sold to the research community and to licensees pursuant to licensing arrangements for use in human clinical testing of the Company's products and is stated at the lower of cost or market with cost determined on a first-in-first-out basis.

5. Contingencies

   In connection with the merger of the Company and Essex Medical Products, Inc., the Company issued promissory notes to Essex Chemical Corporation ("Essex") in the principal amount of $100, which have been subsequently repaid, and committed to pay 20% of the Company's net after tax income until a total of $1,000 has been paid. At the Company's option, this obligation may be satisfied by the payment of shares of the Company's Common Stock having a fair market value equal to the amount owed, provided such shares are registered for sale with the Securities and Exchange Commission. Amounts up to $1,000 will be payable to Essex, based solely on the earnings of the Company, by March 31 of each year, to the extent of 20% of net after tax earnings of the Company realized during the preceding fiscal year.

6. Executive Deferred Compensation Plan

   Effective March 31, 1999 the Company instituted an executive deferred compensation plan to permit certain individuals to defer the gain on the exercise of stock options to a specified future period. In June 1999, six individuals deferred the gain on the exercise of options to purchase 602,500 shares of the Company's common stock which is included as treasury stock in the Company's September 30, 1999 consolidated balance sheet. The Company's executive deferred compensation plan does not permit diversification and must be settled by the delivery of 590,521 shares of the Company's stock on September 7, 2002 and accordingly changes in the fair value of the amount owed to the individuals are not recognized.

                        MEDAREX, INC. AND SUBSIDIARIES

                                  (Unaudited)
                            (Dollars in thousands)

7. Comprehensive Income

   On January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130). SFAS 130 establishes new rules for the reporting and display of comprehensive income and its components. The adoption of SFAS 130 had no impact on the Company's results of operations or stockholders' equity. SFAS 130 requires unrealized gains or losses on the Company's available-for-sale securities, which prior to adoption were reported separately in stockholders' equity to be included in other comprehensive income. The components of comprehensive loss for the three and nine months ended September 30, are as follows:

                                                               Three months
                                          Nine months ended        ended
                                            September 30,      September 30,
                                          ------------------  ----------------
                                            1998      1999     1998     1999
                                          --------  --------  -------  -------
Net loss................................. $(15,770) $(10,445) $(5,564) $(5,086)
Unrealized gain (loss) on securities.....     (106)     (434)       6      (32)
                                          --------  --------  -------  -------
Total comprehensive loss................. $(15,876) $(10,879) $(5,558) $(5,118)

8. Segment Information

   The Company is an integrated monoclonal antibody-based company with antibody discovery, development and manufacturing capabilities. The operations of the Company and its wholly-owned subsidiaries constitute one business segment.

   Revenue from customers representing 10% or more of total revenues for the three and nine months ended September 30, 1998 and 1999 is as follows:

                         Nine Months Ended     Three Months Ended
                           September 30,          September 30,
                         -------------------   ---------------------
        Customer           1998       1999       1998        1999
        --------         --------   --------   ---------   ---------
Centocor, Inc...........       10%        48%          0%          0%
Merck KGaA..............       17%        24%         27%         37%
Genmab A/S..............        0%         7%          0%         15%
Centeon L.L.C...........       21%         4%         22%          2%
Novartis Pharma AG......        0%         4%          0%         11%
Amgen, Inc..............        0%         2%          0%         15%
Schering AG.............        8%         1%         11%          3%
Santen Pharmaceutical
 Co., Ltd...............       14%         0%         18%          0%
Eisai Co., Ltd..........       16%         0%          0%          0%

   No other single customer accounted for more than 10% of the Company's total revenues for the three and nine months ended September 30, 1998 and 1999, respectively.

                                 MEDAREX, INC.

                                    PART II

                    Information Not Required in Prospectus

Item 14. Other Expenses of Issuance and Distribution

   Expenses in connection with the issuance and distribution of the securities being registered are set forth in the following table. All amounts except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers filing fee and the Nasdaq National Market additional listing fee are estimated.

                                                                      Expenses
                                                                     ----------
Registration Fee--Securities and Exchange Commission................ $   34,635
NASD filing fee.....................................................     13,619
Nasdaq National Market Additional Listing Application Fee...........     17,500
Transfer Agent Fees and Expenses....................................      2,500
Accounting Fees and Expenses........................................    175,000
Legal Fees and Expenses.............................................    275,000
Blue Sky Fees and Expenses..........................................      5,000
Printing and Engraving..............................................    150,000
Miscellaneous.......................................................    326,746
                                                                     ----------
    Total........................................................... $1,000,000
                                                                     ==========

   The Company will bear all of the expenses of the registration of the securities being offered.

Item 15. Indemnification of Directors and Officers

   The Restated Certificate of Incorporation, as amended, and Article XIII of the Registrant's Amended and Restated By-Laws provide for the indemnification of its Officers and Directors under certain circumstances and are incorporated herein by reference.

   Section 14A:3-5 of The New Jersey Business Corporation Act (the "NJBCA") empowers a New Jersey corporation to indemnify any person who is or was a director, officer, employee or agent of the indemnifying corporation or of any constituent corporation absorbed by the indemnifying corporation in a consolidation or merger and any person who is or was a director, officer, trustee, employee or agent of any other enterprise, serving as such at the request of the indemnifying corporation, or of any such constituent corporation, or legal representative of any such director, officer, trustee, employee or agent (a "corporate agent"), against his expenses and liabilities incurred in connection with any proceeding involving the corporate agent, other than a proceeding by or in the right of the corporation, if (a) such corporate agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (b) with respect to any criminal proceeding, such corporate agent had no reason to believe that his conduct was unlawful. In addition, a corporation may indemnify such corporate agent against his expenses in connection with any preceding by or in the right of the corporation to procure a judgment in its favor which involves such corporate agent by reason of his having been such corporate agent, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. However, in such proceeding no indemnification shall be provided in respect of any claim, issue or matter as to which such corporate agent shall have been adjudged to be liable to the corporation, unless and only to the extent that the Superior Court of the State of New Jersey or the court in which such proceeding was brought shall determine upon application that despite the adjudication of liability, but in view of all circumstances of the case, such corporate agent is fairly and reasonably entitled to indemnity for such expenses as the Superior Court or such other court shall deem proper.

   Under the NJBCA a corporation shall indemnify a corporate agent against expenses to the extent that such corporate agent has been successful on the merits or otherwise in any proceeding referred to above or in defense of any claim, issue or matter therein.

   The indemnification and advancement of expenses provided by or granted pursuant to the NJBCA shall not exclude any other rights, including the right to be indemnified against liabilities and expenses incurred in proceedings by or in the right of the corporation, to which a corporate agent may be entitled under a certificate of incorporation, by-law, agreement, vote of shareholders, or otherwise; provided that no indemnification shall be made to or on behalf of a corporate agent if a judgment or other final adjudication adverse to the corporate agent establishes that his acts or omissions (a) were in breach of his duty of loyalty to the corporation or its shareholders, (b) were not in good faith or involved a knowing violation of law or (c) resulted in receipt by the corporate agent of an improper personal benefit.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The Registrant maintains a standard form of officers' and directors' liability insurance policy which provides coverage to the officers and directors of the Registrant for certain liabilities, including certain liabilities which may arise out of this Registration Statement.

Item 16. Exhibits and Financial Statement Schedules

   (a) Exhibits

   The following exhibits are filed as part of this Registration Statement:

    *1.1    Form Underwriting Agreement.
            Certificate of Merger, dated June 15, 1989, including Plan of
     /1/2.1 Merger.
            Restated Certificate of Incorporation of the Registrant, as
     /1/3.1 amended.
     /1/3.2 Amended and Restated By-laws of the Registrant.
     /1/4.1 Form of Specimen of Common Stock Certificate.
            Opinion of Satterlee Stephens Burke & Burke LLP re: legality of
    *5.1    securities being registered.
    23.1    Consent of Ernst & Young LLP.
            Consent of Satterlee Stephens Burke & Burke LLP (included in their
    23.2    opinion filed as Exhibit 5.1.)
            Power of Attorney (included in the signature page to the
    24.1    Registration Statement).

--------
/1 /Incorporated by reference to the identically numbered exhibit to the Registrant's Registration Statement or Form S-1 (File No. 33-39956) filed on April 12, 1991.
*  To be filed by amendment.

   (b) Financial Statement Schedules

   All schedules are omitted because of the absence of the conditions under which they are required, or because the information called for is included in the consolidated financial statements or notes thereto.

Item 17. Undertakings

   The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities and Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   See Item 14, "Indemnification of Directors and Officers."

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Annandale, State of New Jersey, on this 25th day of January, 2000.

                                          Medarex, Inc.

                                          By: /s/ Irwin Lerner
                                            _____________________
                                             Irwin Lerner
                                             Chairman of the Board

                               POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS:

   That the undersigned officers and directors of Medarex, Inc., a New Jersey corporation, do hereby constitute and appoint Donald L. Drakeman and Michael
A. Appelbaum, and either of them, the lawful attorney and agent, with power and authority to do any and all acts and things and to execute any and all instruments which said attorney and agent, determine may be necessary or advisable or required to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules or regulations or requirements of the Securities and Exchange Commission in connection with this Registration Statement. Without limiting the generality of the foregoing power of authority, the powers granted include the power and authority to sign the names of the undersigned officers and directors in the capacities indicated below to this Registration Statement, to any and all amendments, post-effective amendments and supplements thereof, and to any and all instruments or documents filed as part of or in connection with such Registration Statement, and each of the undersigned hereby certifies and confirms all that said attorney and agent, shall do or cause to be done by virtue hereof. The Power of Attorney may be signed in several counterparts.

   IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney as of the dates indicated below.

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

           /s/ Irwin Lerner            Chairman of the Board       January 25, 2000
______________________________________
             Irwin Lerner

        /s/ Donald L. Drakeman         President, Chief Executive  January 25, 2000
______________________________________  Officer and Director
          Donald L. Drakeman            (Principal Executive
                                        Officer)

       /s/ Michael A. Appelbaum        Executive Vice President--  January 25, 2000
______________________________________  Finance and
         Michael A. Appelbaum           Administration,
                                        Secretary, Treasurer,
                                        Chief Financial Officer
                                        and Director (Principal
                                        Financial and Accounting
                                        Officer)

        /s/ Michael W. Fanger          Director                    January 25, 2000
______________________________________
          Michael W. Fanger

          /s/ Julius A. Vida           Director                    January 25, 2000
______________________________________
            Julius A. Vida

       /s/ Charles R. Schaller         Director                    January 25, 2000
______________________________________
         Charles R. Schaller

              Signature                          Title                   Date
              ---------                          -----                   ----

      /s/ W. Leigh Thompson, Jr.       Director                    January 25, 2000
______________________________________
        W. Leigh Thompson, Jr.

         /s/ Robert Iggulden           Director                    January 25, 2000
______________________________________
           Robert Iggulden

           /s/ Fred Craves             Director                    January 25, 2000
______________________________________
             Fred Craves

                               INDEX TO EXHIBITS

23.1  Consent of Ernst & Young LLP.
24.1  Power of Attorney (included in the signature page to the Registration Statement).